AMENDED AND RESTATED
ANNUAL REPORT
(Exhibit to Form C-AR/A)

IX Power Clean Water, Inc.

Physical Address:
17301 West Colfax Ave, Suite 110
Golden, CO 80401

Mailing Address:
P.O. Box 16999
Golden, CO 80402

www.IxWater.com

This Amended and Restated Annual Report (this "**Annual Report**")
is dated 8 April 2025

THIS ANNUAL REPORT IS NOT AN OFFERING DOCUMENT.

The Company's Annual Report, including amendments thereto, is filed by the Company to comply with the Company's annual reporting obligations under Regulation Crowdfunding, based on the Company having conducted and completed a prior crowdfunding campaign.

The Company's Annual Report, including amendments thereto, is filed by the Company to comply with the Company's annual reporting obligations under Regulation Crowdfunding, based on the Company having conducted and completed a prior crowdfunding campaign. As of the date of this Annual Report, the Company has commenced an additional Regulation Crowdfunding (Regulation CF) crowdfunding campaign. For full information and details pertaining to this existing crowdfunding campaign, existing stockholders and prospective investors are directed to https://www.startengine.com/offering/ix-water.

Company:

Company: IX Power Clean Water, Inc.

Physical Address: 17301 West Colfax Ave, Suite 110, Golden, CO 80401

Mailing Address: P.O. Box 16999, Golden, CO 80402

State of Incorporation: DE

Date Incorporated: September 17, 2014

The Company and its Business

Company Overview

IX Power Clean Water, Inc. (the "Company" or "IX Water") is a manufacturing, marketing, sales, support, and services company focused on innovative water treatment systems for unconventional sources of water. The Company sells water treatment systems that clean up the most contaminated waters: those from industry, mining, and oil & gas recovery, landfills, chemical manufacturing, and refining. Unconventional sources of water can contain deadly chemicals including metals, heavy metals, hydrocarbons, scalants, and salts. Water treated by IX Water systems can be reused by industry, recycled for other uses, or discharged to the environment.

In addition to sale of water treatment systems, the Company's Board of Directors has authorized a new services division, "IX Water Reclamation" ("the division," "IX Water Reclamation," or "Reclamation"). This section of this Annual Report (describing the Company and its business) explains the Company's plans for the capitalization, development, and operation of the new Reclamation business unit in addition to our existing business of manufacturing and selling IX Water treatment systems. The Company has <u>not</u> formed a subsidiary or other legal entity for operation of IX Water Reclamation. IX Water Reclamation is a division and business unit of the Company and so it is part of the Company.

IX Power LLC, a separate entity, is the founding shareholder ("Founder") of the Company. All the owners of IX Power LLC have been involved with the Company's business, as part of the management team or in another capacity, since the Company's incorporation in September of 2012 (with the exception of Dr. L. Robert (Bob) Libutti, who passed in February 2024).

Today, the Company is a registered Delaware "C" corporation. The Company is the surviving entity of a re-incorporation merger that occurred on September 26, 2014. The Company was originally incorporated as a New Mexico corporation on June 25, 2012. On September 26, 2014, IX Power Clean Water, Inc., a New Mexico corporation, was merged into and with IX Power Clean Water, Inc., a Delaware corporation, with the Delaware corporation continuing in existence as the surviving entity.

The Company is a spin-out from Los Alamos National Laboratory (LANL) in the U.S.A. and holds exclusive rights to technology developed at LANL, as well as to innovations developed solely by the Company. The IX Water management team has commercialized innovations from the U.S. Department of Energy for over 30 years and has spun out seven firms from U.S. DOE facilities.

In May 2020, the Company launched its first Regulation Crowdfunding (Regulation CF) crowdfunding campaign hosted by funding portal StartEngine Capital LLC, which initial crowdfunding campaign concluded earlier in 2022 and raised over $1.95 million (also sometimes referred to in this Annual Report and/or or one or more of the Addendums hereto, as applicable, as the "initial crowdfunding campaign" or the "Initial Crowdfunding Offering"). The security offered and sold/issued in such initial crowdfunding campaign was shares of the Company's non-voting common security. The Company spent the five years prior to the launch of such initial crowdfunding campaign and over $2.5 million developing, testing, and validating its products with industry. For additional details and information regarding these prior offerings, see the section of this Annual Report titled "*Recent Offerings of Securities* " (pp. 22-24 of this Annual Report).

In October 2022, the Company authorized and designated a non-voting preferred security of the Company, Series CF Non-Voting Preferred Stock, for use in Regulation Crowdfunding (Reg CF) equity crowdfunding campaigns to raise up to $5 million of new capital for the foreseeable future (designated as a period of up to three years from the launch of the first such additional crowdfunding offering, which launch occurred on 17 November 2022 and so the expiration of such three-year period is 17 November 2025). This is sometimes referred to in this Annual Report as the "existing equity crowdfunding strategy" of the Company and is further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). Based upon changes in market terms for equity crowdfunding campaigns since the October 2022 authorizations, including increases in equity compensation fees and allocations for bonus shares perks, Company management believes that the maximum amount to be raised under the current authorizations (i.e., without a requirement to obtain new voting shareholder approvals) is between $3.2 and $3.5 million, and not $5 million.

The first crowdfunding campaign utilizing the Series CF Non-Voting Preferred Stock launched on 17 November 2022 and concluded on 28 April 2024 (such crowdfunding campaign is sometimes referred to in this Annual Report as the/this "Series CF Crowdfunding Offering #1" and was previously referred to in certain of the Company's Regulation Crowdfunding filings as the "additional crowdfunding campaign" or the "Additional Crowdfunding Offering"). Such Series CF Crowdfunding Offering #1 was hosted by a different funding portal, Wefunder Portal, LLC, with a maximum offering amount of $2 million. At conclusion of such offering, the Company had issued 188,904 shares of the Series CF Non-Voting Preferred Stock (including 17,170 "bonus shares," equivalent to 10% "bonus shares") in exchange for $429,335 aggregate cash consideration (approximately 21.5% of the $2 million maximum amount for such offering).

Although the $2 million maximum offering amount was not fully raised at conclusion of the Series CF Crowdfunding Offering #1, Company management continues to believe that executing an additional Regulation Crowdfunding offering as part of the existing equity crowdfunding strategy provides the Company with the best available opportunity to continue to raise additional capital in the near term, including for the planned start-up funding for its new services division, "IX Water Reclamation" (also referred to in this Annual Report as the "Reclamation LOB"). In addition, our crowdfunding investors are some of our most passionate and engaged stakeholders. Equity crowdfunding continues to be integral to the Company's mission so we would like to offer our existing owners the opportunity to invest in an additional Regulation Crowdfunding offering, whether they did or did not invest in the Series CF Crowdfunding Offering #1 hosted by Wefunder Portal, LLC, in addition to growing and expanding our crowdfunding community. On or about the date of this Annual Report, the Company is launching such additional Regulation Crowdfunding offering, which is referred to in this Annual Report as the Series CF Crowdfunding Offering #2. The Series CF Crowdfunding Offering #2 is the second crowdfunding campaign pursuant to the Company's existing equity crowdfunding strategy, and is being hosted by StartEngine Primary LLC – an affiliate of StartEngine Capital LLC, the funding portal/intermediary for the Company's Initial Crowdfunding Offering. The maximum offering amount for the Series CF Crowdfunding

Offering #2 is $2.75 million, which if fully raised, will result in aggregate gross cash proceeds for both the Series CF Crowdfunding Offering #1 and the Series CF Crowdfunding Offering #2, on a combined basis, of $3,179,335.00.

Since the $2 million maximum amount of the Series CF Crowdfunding Offering #1 was not fully raised at conclusion of such offering: (1) the Company is delayed in commencement of the new IX Water Reclamation service business, which means such new line of business is not yet reflected in the Company's financial statements and that no special dividend has yet accrued or is payable on shares of Series CF Non-Voting Preferred Stock that were issued and outstanding as of 31 December 2024; and (2) the Company has recast and revised its projected operating plan, as further described in the section of this Annual Report titled "*The Company and its Business: Updated Projected Operating Plan*" (p. 5 of this Annual Report).

As a recent update, the Company's Board of Directors has authorized Company management to expand the overall capital raising strategy of the Company beyond crowdfunding, during 2025. Such authorizations include retaining a qualified investment banker or other qualified capital-raising services provider, to assist the Company with securing (i) approximately $2.5 million in equity capital via a private offering (separate, and in addition, to the proceeds raised in the Series CF Crowdfunding Offering #2) and (ii) an additional $10 million credit facility (which may be a straightforward debt facility or a debt facility with equity, and also could be increased in amount with supplemental Board authorization at the outset and/or as the Company grows) to fund customer builds and shorten delivery times from around 90 days to 30 to 45 days as well as provide an additional source of liquidity for working capital needs. The Company may retain such investment banker or other capital-raising services provider while the Series CF Crowdfunding Offering #2 is in process; however, any activities involving the offer or sale or securities will be deferred until after conclusion of the Series CF Crowdfunding Offering #2, including for compliance with applicable securities laws.

As stated on the cover page of this Annual Report, this Annual Report is not an offering memorandum for the Series CF Crowdfunding #2. For full information and details pertaining to this existing crowdfunding campaign, existing stockholders and prospective investors are directed to https://www.startengine.com/offering/ix-water.

How We Generate Revenue

With creation of the new Reclamation service line of business, the Company now generates revenue in two operating units (divisions) as seen in the chart below.

IX Water Systems	IX Water Reclamation
Sales of IX Water Systems	
Service & Support	Treatment of wastewater; revenue based on volume treated
Replacement Media	

Total costs for using IX Water systems are at least 50% less expensive than other known methods, including dumping the contaminated water or treating using other methods. Potential customer sales of IX Water systems range from $200,000 to $12 million depending on number of modules required to create a plant to treat specific daily volumes of water. Water treated with IX Water systems meets or exceeds the stringent standards for reuse, recycling, and discharge to the environment.

As discussed in the "*Updated Projected Operating Plan*" section below (p. 5 of this Annual Report), in connection with the authorization of the Reclamation division, the Company's management prepared an updated four-year projected operating plan, commencing 1 December 2022 (such 1 December 2022 is tied to the launch of the Series CF Crowdfunding Offering #1), which plan has been recast and revised on two occasions since 1 December 2022 to account for the results of the recently concluded the Series CF Crowdfunding Offering #1 and the date of launch of this

Series CF Crowdfunding Offering #2, as further described in such section. The projected revenue per Reclamation customer is $456,250 to $684,375 per annum, per well pad, per block (a block is the daily amount of water treated).

As further described under "*Global Marketing Program – Treatment Systems Business*" below in this section: (1) the Company has developed a vigorous marketing program (direct contact with potential customers) and an initial sales pipeline that supports management's revenue projections (with certain timeline adjustments to conform to the updated projected operating plan); and (2) additional capital will allow the Company to expand its existing sales of IX Water treatment systems along with providing start-up capital for the IX Water Reclamation service business.

Competitors and Industry

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer products competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: innovation and the evolution of water treatment technologies; elimination of chemical additives and long biologic degradation processes; and smaller infrastructure and land use. The driving force for the industry, besides treatment efficacy, is lowering costs.

We believe our primary competitors in the Reclamation business are local well and water service operators that have traditionally moved produced water from well-head to disposal well or evaporation pond. In our view, both methods lose the valuable water resource that could be treated and used for regional agricultural purposes. We believe IX Water Reclamation can offer these businesses the opportunity to partner with the Company to evolve their business into treatment services. However, these businesses may not agree with the Company that there is mutual value in these partnering opportunities.

We believe our primary competitors in the treatment systems business are municipal water treatment firms, such as GE, Veolia Environnement, Suez Environnement Group, and Siemens, that have taken ordinary freshwater treatment methods and adopted them for use with heavily contaminated industrial waters. In our view, these methods are either ineffective or the cost and time required for sufficient efficacy to meet standards make them unaffordable. IX Water systems have proven to be effective and at least 50% less expensive than known alternatives.

Corporate Development

The Company secured the intellectual property rights to its technology in 2013 and, through the support of its founder IX Power LLC, spent two years surveying the market to fully understand what kind of product needed to be built to be 1) durable, 2) easy to use, 3) effective, and 4) beat customer cost expectations.

The Company and its founder IX Power LLC took the time and capital necessary to design the product required by the oil & gas, landfill, and mining industries. This required several iterations of design/test/redesign/test cycles, over the course of about three years.

Product development has "unknown unknowns," and the Company's product development required an additional 24 months longer than the Company and its founder IX Power LLC initially planned. The result is a robust suite of scalable machines that meet the need and desires of several industrial sectors.

Our product line has been commercially tested and validated through treatment samples analyzed by US EPA licensed laboratories. IX Water machines are now being manufactured for our initial customers using our fully developed supply chain at our existing facilities in Golden, Colorado along with assistance from contracted sub- assembly vendors. Additional manufacturing capacity can be added without additional capital, as unit sales grow.

Updated Projected Operating Plan

In connection with the authorization of the new Reclamation line of business, the Company prepared an updated four-year projected operating plan, commencing 1 December, 2022 and continuing through December 2026. This updated projected operating plan addressed both the new Reclamation line of business and the Company's existing treatment systems business and assumed the maximum offering amount of $2,750,000 in Series CF Crowdfunding Offering #1 would be raised. Such Series CF Crowdfunding Offering #1 concluded 29 April 2024, and the $2 million maximum amount was not fully raised at conclusion of the offering. Such Series CF Crowdfunding Offering #1 raised approximately 21.5% of such $2 million maximum amount. Based on these results, as part of the Company's Annual Report filing submitted 29 April 2024, the Company revised the four-year projected operating plan, commencing 1 December, 2022, for the following: (1) the term of the plan was changed from a four-year projected operating plan to a five-year projected operating plan, continuing through December 2027; (2) the first year of the four-projected operating plan was adjusted to equate to the first two years of the five-year projected operating plan; and (3) the $2 million maximum amount of a next equity crowdfunding campaign is retained, but such $2 million maximum amount is updated to include the next one or more offerings implemented as part of the Company's existing equity crowdfunding strategy (to occur by 17 November 2025 per the current authorizations), as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report), which offerings include, but are not necessarily limited to, the recently concluded Series CF Crowdfunding Offering #1 and this Series CF Crowdfunding Offering #2.

The revisions to the Company's projected operating plan that were implemented as part of the Company's Annual Report filing submitted 29 April 2024 (and which are described above) assumed that the Series CF Crowdfunding Offering #2 would launch shortly after conclusion of the Series CF Crowdfunding Offering #1 and, in any event, during the Company's second quarter of 2024 (which is the quarter ending June 30, 2024). With the actual launch date of the Series CF Crowdfunding Offering #2 occurring at the beginning of the Company's second quarter of 2025 (which is the quarter beginning April 1, 2025 and ending June 30, 2025), the Company has further revised the projected operating plan, commencing 1 December, 2022, for the following: (1) the term of the plan is further extended from the most recent five-year projected operating plan to a six-year projected operating plan, continuing through December 2028; (2) the first year of the four-projected operating plan, which was previously adjusted to equate to the first two years of the recent, updated five-year projected operating plan, is now adjusted to equate to the first three years of the six-year projected operating plan; and (3) the $2 million maximum amount of a next equity crowdfunding campaign is retained, but such $2 million maximum amount is updated to include the next one or more offerings implemented as part of the Company's existing equity crowdfunding strategy (to occur by 17 November 2025 per the current authorizations), as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report), which offerings include, but are not necessarily limited to, the recently concluded Series CF Crowdfunding Offering #1 and this Series CF Crowdfunding Offering #2.

As noted above, if the $2.75 million maximum offering amount for this Series CF Crowdfunding Offering #2 is fully raised, the aggregate gross cash proceeds for both the Series CF Crowdfunding Offering #1 and the Series CF Crowdfunding Offering #2, on a combined basis, will be $3,179,335.00, which aligns with the targeted next crowdfunding campaign(s) in the aggregate minimum amount of $2 million.

For clarity, projections are only projections. See the forward-looking statements disclosure in the section of this Annual Report titled "*Financial Condition and Results of Operations*" (p. 28 of this Annual Report).

Global Marketing Program – Treatment Systems Business

The Company's initial crowdfunding campaign (for additional details and information regarding the initial crowdfunding campaign, see the section of this Annual Report titled "*Recent Offerings of Securities* " (pp. 22-24 of this Annual Report), supported the Company's efforts to develop a vigorous marketing program (direct contact with potential customers) for its treatment systems business. The Company has developed an initial possible $50 million sales pipeline for its treatment systems business, with approximately $5 million of that in sales potential for the first three years of the Company's updated six-year projected operating plan (revised from the prior iterations of such projected operating plan, as described in the previous section) that supports management's revenue projections (for clarity, projections are only projections; see the forward-looking statements disclosure in the section of this Annual Report titled "*Financial Condition and Results of Operations*" (p. 28 of this Annual Report). A sales pipeline is a way of tracking the progress of deals that your sales team is currently working on and expect to close within a reasonable amount of time. In the case of the Company, we view a sales pipeline as a three-year look ahead. The Company currently intends to rely on the Series CF Crowdfunding Offering #2 and its recently expanded overall capital raising strategy for the additional capital to allow the Company to expand its existing sales of IX Water treatment systems along with providing start-up capital for the IX Water Reclamation service business. For additional details regarding the Company's existing equity crowdfunding strategy, see the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). For additional details regarding the Company's expanded overall capital raising strategy, see the section of this Annual Report titled "*Updated Overall Capital Raising Strategy*" (p. 27 of this Annual Report).

About IX Water Reclamation

Overview of New Reclamation Division

In addition to sale of water treatment systems, the Company's Board of Directors has authorized a new services division, "IX Water Reclamation" ("the division," or "IX Water Reclamation, or "Reclamation"). The Company has <u>not</u> formed a subsidiary or other legal entity for operation of IX Water Reclamation. IX Water Reclamation is a division/business unit of the Company and so it is part of the Company.

IX Water Reclamation has been authorized to meet the following objectives:

- Operate IX Water wastewater treatment systems as a service for industry and charge for treatment of unconventional sources of water on a volume basis.

- Provide a showcase for IX Water wastewater treatment systems.

- Provide immediate and on-going revenue to the Company.

- Enable a new source of water for agriculture.

- Provide a model for how unconventional sources of water can be treated and deployed to water stressed regions around the world.

The Company is in the process of developing the IX Water Reclamation line of business. Start-up capital for the IX Water Reclamation service business remains a primary intended use of proceeds for the Series CF Crowdfunding Offering #2. For full information and details pertaining to this the Series CF Crowdfunding Offering #2, existing stockholders and prospective investors are directed to https://www.startengine.com/offering/ix-water.

About IX Water Reclamation (continued)

<u>Overview of New Reclamation Division (continued)</u>

The IX Water Reclamation line of business, as described above, is sometimes referred to in this Annual Report (including in relation to the special dividend entitlement of the Company's Series CF Non-Voting Preferred Stock, which is the security authorized for the Company's existing equity crowdfunding strategy and offered in each of the Series CF Crowdfunding Offering #1 and the Series CF Crowdfunding Offering #2, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report)) as the "Reclamation LOB." As of the date of this Annual Report, the Reclamation LOB is referred to by the Company as "IX Water Reclamation"; however, for clarity, the Reclamation LOB shall mean the Reclamation LOB, as defined herein, whether referred to by the Company as "IX Water Reclamation" or a successor or alternative name.

<u>Initial Customer Service Area for IX Water Reclamation</u>

The initial customer service area for the Reclamation division will be in Bakersfield, California to serve the Southern Central (San Joaquin) Valley, including Kern County.

Kern County is home to $8 billion of annual agricultural production and 119 million bbl (42 gallon barrels) of oil and 129 billion CF (cubic feet) of gas annually[1] from some 47,750 wells. The oil wells in the region are in many cases integrated within farm acreage or in a nearby field, providing a natural place to discharge treated oil & gas produced water.

Despite the dramatic increase in rain and snow during the 2022/2023 Winter, this area continues to suffer through drought. Most all of the extra precipitation ran across dry gully and riverbeds into the Pacific Ocean.

Kern County, CA - Wells and Farm Land



Crop Types
Unclassified Fallow
Truck, Nursery, & Berry Crops
Deciduous Fruits & Nuts
Pasture
Vineyards
Field Crops
Young Perennial
Grain & Hay
Citrus & Subtropical
Urban
Well Types
Dry Gas
Gas Disposal
Injection
Multi-Purpose
Observation
Oil & Gas
Pressure Maintenance
Cyclic Steam
Steamflood
Unknown
Waterflood
Water Source
Dry Hole
IX POWER
Cartographica

[1] KEDF-Economic-Contribution-of-the-Oil-and-Gas-Industry-in-Kern-County_-2021.pdf, accessed 19 July 2022

About IX Water Reclamation (continued)

Reclamation Rigs & Water Gang Description

A "Rig" is a term used by the Company to refer to each IX Water system deployed by the Company for the new Reclamation service business. A "Water Gang" is the term used by the Company to refer to the driver and an operator/engineer for each IX Water Rig. The driver will most likely be a contract tractor-trailer driver, and the operator/engineer will most likely be either IX Water personnel or contracted well service personnel. The number of Rigs and composition of the Water Gang for a particular Reclamation project will depend on customer need and physical location. While IX Water Rigs are highly automated and could operate 24/7/365, deployment and relocation of a Rig is dependent on the Water Gang and is hard, vigorous work. The environment of the customer's physical location also affects a customer's Reclamation service plan. For example, the environment in the San Joaquin Valley is harsh with brutally hot summers and chilly winters. As a result, in the initial phase of the new service business, the Company's management expects to operate the IX Water Rigs only for particular times during days of operation and for non-continuous operating periods, so that there will be operating cycles with "on" and "off" days, as determined for each customer depending on customer need and physical location.

The Company's current business plan for the Reclamation division is to compensate Water Gangs with a fixed amount along with a small royalty for each unit of wastewater treated. The Company's management may adjust this compensation structure as its Reclamation business activities commence and progress.

Target Market for Reclamation Division

IX Water Reclamation will initially focus on small to medium sized oil & gas operators that either do not have, or do not want to deploy, the capital to purchase their own IX Water system, or those that would prefer to just outsource the disposition of their produced water.

Additional Information - Competitors and Industry for Reclamation Division

The Company's initial customer service area for the Reclamation division – Southern California – is a highly competitive marketplace and the Company will compete with a variety of organizations that offer products and services offerings competitive with those we offer.

We believe that the principal competitive factors in the industries in which we compete with respect to the Reclamation division include: innovation and the evolution of water treatment technologies; charging a "by the barrel" fee instead of forcing customers to buy and operate capital equipment; elimination of chemical additives and long biologic degradation processes; and smaller infrastructure and land use. The driving force for the industry, besides treatment efficacy, is lowering costs.

As noted above in the "*Competitors and Industry"* section, we believe our primary competitors in the Reclamation business are local well and water service operators that have traditionally moved produced water from well-head to disposal well or evaporation pond. In our view, both methods lose the valuable water resource that could be treated and used for regional agricultural purposes. We believe IX Water Reclamation can offer these businesses the opportunity to partner with the Company to evolve their business into treatment services. However, these businesses may not agree with the Company that there is mutual value in these partnering opportunities.

Personnel

As of the date of this Annual Report, the Company has no full-time employees, but rather has at any one time 12 to 15 people working as contractors or stockholders contributing time and talents to the Company. The Company's updated six-year projected operating plan, commencing 1 December 2022 (such 1 December 2022 is tied to the launch of the Series CF Crowdfunding Offering #1), that is referenced above in the section of this Annual Report titled "*The Company and its Business: Updated Projected Operating Plan*" (p. 5 of this Annual Report) (revised from the prior iterations of such projected operating plan, as further described in such section) includes the following assumptions for increases in full-time equivalent (FTE) personnel, which generally scale with projected increases of revenue year to year: Years 1-3: 12 FTEs; Year 4: 13 FTEs; Year 5: 29 FTEs; and Year 6: 31 FTEs. For clarity, projections are only projections; see the forward-looking statements disclosure in the section of this Annual Report titled "*Financial Condition and Results of Operations*" (p. 28 of this Annual Report.

Manufacturing personnel and Reclamation Water Gang personnel are not included in these FTE personnel assumptions since the cost of such personnel is built into the Company's cost of goods sold (COGS) model for all lines of business. As to the Company's treatment systems line of business, the method of manufacturing provides Company management flexibility to scale their just-in-time manufacturing through the hiring of contracted manufacturing personnel or outsourcing, as needed.

Targeted Future Sale of the Company / Speculative Nature of Exit Projections

The Company has a single overriding goal: to provide our technology and solutions as far and wide as possible. Management recognizes that it is difficult to achieve such a goal organically so the projected operating plan is prepared to target an exit/liquidity event through a sale of the Company. The Company previously targeted an exit/liquidity event to occur three to four years following the launch of the Company's initial crowdfunding campaign (which launch occurred in May 2020). In connection with the authorization of the IX Water Reclamation line of business and the updated projected operating plan referenced above in the section of this Annual Report titled "*The Company and its Business: Updated Projected Operating Plan*" (p. 5 of this Annual Report) (revised from the prior iterations of such projected operating plan, as further described in such section), the Company is now targeting an exit/liquidity event to occur four to six years (adjusted from the previously published three to four year and four to five year time frames) following the launch of the Series CF Crowdfunding Offering #1, which launch occurred on 17 November, 2022.

The Company's targeted timeline for an exit or liquidity event is highly speculative and subject to numerous factors outside of the Company's control. While the Company may consider strategic opportunities such as a sale or merger, there are no current negotiations, agreements, or plans in place for any such event. Investors should not rely on any projected timeline or anticipated liquidity event as a basis for investment. The Company is in the early stages of revenue generation, having reported approximately $100,000 in revenue in 2023, and has not yet demonstrated consistent profitability or growth. The timing and nature of any exit or liquidity event will depend on numerous market conditions, economic factors, and regulatory considerations, which may change over time. Even if a liquidity event occurs, there is no assurance that the Company's valuation at that time will result in a positive return for investors, and investors may experience a partial or total loss of their investment. Any statements regarding future liquidity events are forward-looking and inherently uncertain, and actual results may differ materially from those expressed or implied in such statements. See the forward-looking statements disclosure in the section of this Annual Report titled "*Financial Condition and Results of Operations*" (p. 28 of this Annual Report.

The Team: Officers and Directors

Name: John R. (Grizz) Deal

John R. (Grizz) Deal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Executive Chairman & Chief Executive Officer, and serves on the Company's Board of Directors (Director)
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Mr. Deal has served as an executive officer and director of the Company since the Company's incorporation on June 25, 2012. Mr. Deal is currently serving on the Company's board of directors in one of the two director seats designated by the Company's founder IX Power LLC.

Other business experience in the past three years:

- **Employer**: New Mexico Desalination Association (501-C6 non-profit corporation)
  Title: Vice President
  Dates of Service: February 01, 2022 – August 2024
  Responsibilities: Volunteer officer position. This Association promotes and assists the desalination industry in New Mexico and the Southwest by developing professional and stakeholder knowledge of current and emerging desalination approaches, technologies, and applications.

Name: Randall (Randy) Wilson

Randall (Randy) Wilson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Financial Officer, and serves on the Company's Board of Directors (Director)
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Mr. Wilson has served as an executive officer and director of the Company since the Company's incorporation on June 25, 2012. Mr. Wilson is currently serving on the Company's board of directors in one of the two director seats designated by the Company's founder IX Power LLC.

Other business experience in the past three years:

- **Employer**: New Mexico Angels
  Title: Treasurer
  Dates of Service: April 01, 1999 - Present
  Responsibilities: Management and oversight of the financial affairs of the organization.

- **Employer**: Sandia Science & Technology Park Development Corporation
  Title: Chief Financial Officer
  Dates of Service: July 01, 1998 - Present
  Responsibilities: Management and oversight of the financial affairs of the organization.

The Team: Officers and Directors (continued)

Name: Robert S. Bednarz, Ph.D.

Dr. Bednarz's current primary role is as a retired professor of geography and independent board director. Dr. Bednarz's currently services four hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Director
  Dates of Service: October 26, 2022 - Present
  Responsibilities: Dr. Bednarz was appointed to the Company's Board of Directors, effective October 26, 2022, and is currently serving in the board seat designated and elected by the holders of a majority of the outstanding shares of Class A Common Stock. Dr. Bednarz replaced Dr. Libutti as such director seat designee, effective October 26, 2022.

Name: John Michael (Michael) Bell

John Michael (Michael) Bell's current primary role is with Bell Commercial Real Estate Advisors, LLC. John Michael (Michael) Bell currently services four hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Director
  Dates of Service: May 17, 2014 - Present
  Responsibilities: Michael Bell was appointed to the Company's Board of Directors, effective May 17, 2014, and is currently serving in the "fifth director" board seat.

Other business experience in the past three years:

- **Employer**: Bell Commercial Real Estate Advisors, LLC
  Title: Broker & Principal, Commercial Real Estate
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Mr. Bell creates or participates in project teams to build or buy commercial properties. He delivers personalized scope of services to help clients and partners create and maximize investment yield and identifies opportunities for more efficient financial and operating performance of multi-family and commercial assets.

- **Employer**: 10X Tech Ventures, LLC
  Title: Principal
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Angel, Seed, Series A&B investing in technology companies that focus on Eco-Sustainable and Mil-Spec enterprises.

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The Team: Officers and Directors (continued)

Name: Deborah A. (Deal) Blackwell

Deborah A. (Deal) Blackwell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Marketing Officer
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Ms. Blackwell has served as the principal officer in charge of the Company's marketing since the Company's incorporation on June 25, 2012.

Other business experience in the past three years:

- **Employer**: IX Power Foundation, Inc.
  Title: Chief Executive Officer
  Dates of Service: December 01, 2012 - Present
  Responsibilities: Ms. Blackwell serves as the CEO of the IX Power Foundation and is responsible for all day-to-day operations. IX Power Foundation, Inc. is a 501(c)(3) non-profit entity (also referred to by the Company as a non-governmental organization, or NGO) that was founded by the Company's founder, IX Power LLC, to advance innovative technologies, and the issues surrounding power and clean water for developed, developing and undeveloped regions of the world. Currently, special emphasis is on cleaning produced water from the oil and gas industry, and on cleaning drinking water.

- **Employer**: Joni Inman Consulting, LLC
  Title: Ms. Deal is an associate and consultant with Joni Inman Consulting, LLC.
  Dates of Service: January 01, 2019 – August 2023
  Responsibilities: Business consulting services.

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The Team: Officers and Directors (continued)

Name: Robert (Bob) FitzGerald

Robert (Bob) FitzGerald's current primary role is as retired. Upon completion of his appointment to the Company's Board of Directors (expected to occur by end of April 2025), Robert (Bob) FitzGerald will service four hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Director (pending as of the date of this Annual Report; see below)
  Dates of Service: Pending as of the date of this Annual Report (expected to occur by end of April 2025)
  Responsibilities: *Mr. FitzGerald's appointment to the Company's Board of Directors is pending as of the date of this Annual Report, expected to occur by end of April 2025. Upon completion of his appointment, Mr. FitzGerald will occupy the board seat designated and elected by the holders of the Company's Series A Preferred Stock, succeeding Paul Gatzemeier with respect to such director seat. The Company is saddened to announce the death of former director Paul Gatzemeier who passed in March 2024. As of the date of this Annual Report, the Company is soliciting the required approvals (per the Company's existing certificate of incorporation and stockholder agreement) to designate and appoint Mr. FitzGerald as the successor Series A Director; the Company expects that Mr. FitzGerald's appointment will occur by end of April 2025.

Other business experience in the past three years:

Mr. FitzGerald is retired. He holds BS in Business from Rocky Mountain College (RMC) and a Masters in Business Management from the University of Denver. Mr. FitzGerald sang professionally for 50 years all over the US, recorded two albums, performed for several national TV shows. Mr. FitzGerald also worked as a political campaign manager and ran two successful campaigns for US Senator Max Baucus. He was also a major gifts fundraiser for RMC, the Helena Symphony and other assorted causes.

Note, Former Director and Officer Dr. Libutti:

The Company is saddened to announce the death of former director and officer Dr. L. Robert (Bob) Libutti, who passed in February 2024.

Name: Dr. Otis (Pete) Peterson

Dr. Otis (Pete) Peterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Technical Officer
  Dates of Service: June 25, 2012 - Present
  Responsibilities: As Chief Technical Officer of the Company, Dr. Peterson supervises the review of all technologies and the coordination of research efforts in the public and private sectors. Dr. Peterson has served as the Company's chief technical officer since the Company's incorporation on June 25, 2012.

The Team: Officers and Directors (continued)

Note, Non-Voting Board Observer Robert C. Rowe:

Robert C. Rowe is being appointed as a non-voting board observer, effective on or about the effective date of Robert (Bob) FitzGerald's appointment as a director of the Company (expected to occur by end of April 2025). Subject to the Company's right to exclude or limit Mr. Rowe's access if the Company believes, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege or other applicable legal privilege or to protect highly confidential proprietary information such as trade secrets, Mr. Rowe is entitled to attend meetings of the Company's board of directors in a non-voting observer capacity, and to receive copies of all notices, minutes, consents, and other material or information that it provides to members of the Board in their capacities as directors in connection with such meetings. Mr. Rowe's appointment as a non-voting board observer will continue until the first to occur of: (1) immediately prior to the consummation of the sale of shares of Common Stock in the Company's first underwritten public offering of its Common Stock under the Securities Act of 1933, as amended; (2) when the Company first becomes subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the Securities Exchange Act of 1934 (or any similar successor federal statute); (3) the consummation of a Deemed Liquidation Event (as defined in the Company's certificate of incorporation) or other Sale of the Company (as defined in the Stockholder Agreement); (4) termination of the Stockholder Agreement in accordance with its terms; or (5) the mutual agreement of Mr. Rowe and the Company.

Mr. Robert C. Rowe is the former President, Chief Executive Officer, Director of NorthWestern Corp. Prior to joining the NorthWestern, Mr. Rowe was co-founder and senior partner at Balhoff, Rowe & Williams, LLC, a specialized national professional services firm providing financial and regulatory advice to clients in the telecommunications and utility industries (January 2005-August 2008). Prior to that, Mr. Rowe was Chairman (2003-2004) and Commissioner (1993-2002) of the Montana Public Service Commission. Chairman of Western Energy Institute (2012-2013); Co-Chair of the Institute of Electric Innovation, an institute of the Edison Electric Foundation focused on advancing the adoption of innovative and efficient technologies among electric utilities and their technology partners that will transform the power grid.

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Ownership of Voting Securities and Capital Structure; Rights of the Securities

Ownership of Voting Securities

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of **voting securities** as of the date of this Annual Report.

As of the date of this Annual Report, the classes of voting securities of the Company are the Class A Common Stock and the Series A Preferred Stock.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage of Voting Securities
IX Power LLC (as of the date of this Annual Report, owned 20% each by John R. (Grizz) Deal, Randall (Randy) Wilson, Deborah A. (Deal) Blackwell, Dr. Otis (Pete) Peterson, and Dr. L. Robert (Bob) Libutti (deceased; Mary Tendall, surviving spouse and personal representative)[1])	6,813,438	Class A Common Stock	65.59%

[1] The Company is saddened to announce the death of former director and officer Dr. L. Robert (Bob) Libutti, who passed in February 2024. The agreements among the original owners of IX Power LLC include certain buy-sell agreements applicable to the 20% ownership interest of IX Power LLC originally issued to Dr. L. Robert (Bob) Libutti, now deceased. It is possible that all or a portion of such 20% ownership interest of IX Power LLC will be acquired by IX Power LLC (or by one or more of John R. (Grizz) Deal, Randall (Randy) Wilson, Deborah A. (Deal) Blackwell and/or Dr. Otis (Pete) Peterson, as designees of IX Power LLC), pursuant to such buy-sell agreements. To the extent that all or a portion of such 20% ownership interest of IX Power LLC is not so acquired, it is the intent of the IX Power LLC owners that such retained ownership interest in IX Power LLC convert to a non-voting, economic interest.

The Company's Securities

The Company has authorized Series CF Non-Voting Preferred Stock, Series A Preferred Stock, Series B Non-Voting Preferred Stock, and Class A Common Stock, and Class B Non-Voting Common Stock. Only the Series A Preferred Stock and Class A Common Stock are voting stock.

The class of stock that was offered in the Company's initial and now concluded Regulation Crowdfunding (Regulation CF) crowdfunding campaign is the Company's Class B Non-Voting Common Stock. Additional details and information regarding such initial crowdfunding campaign are provided in the section of this Annual Report titled "*Recent Offerings of Securities*" (pp. 22-24 of this Annual Report).

The class of stock that (i) was offered in the recently concluded Series CF Crowdfunding Offering #1, (ii) is authorized for the offer, sale and/or issuance, as the case may be, in the Series CF Crowdfunding Offering #2, and (3) is authorized for the offer, sale and/or issuance, as the case may be, for any additional crowdfunding campaign(s) after conclusion of the Series CF Crowdfunding Offering #2, pursuant to the Company's existing equity crowdfunding strategy (as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*", pp. 25-26 of this Annual Report), is the Company's Series CF Non-Voting Preferred Stock.

The Company's Securities (continued)

As of the date of this Annual Report:

Series CF Non-Voting Preferred Stock

The amount of security authorized is 2,200,000 with a total of 188,904 of such shares (including 17,170 "bonus shares," equivalent to 10% "bonus shares") outstanding as of date of this Annual Report, all of which outstanding shares were issued pursuant to the Series CF Crowdfunding Offering #1 in exchange for $429,335 aggregate cash consideration.

> *Voting Rights*

There are no voting rights associated with Series CF Non-Voting Preferred Stock.

> *Special Revenue Share Dividend, Reclamation Line of Business – Shares of Series CF Non-Voting Preferred Stock*

This special dividend applies only to issued shares of the Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any future crowdfunding campaigns). The rights and terms of this special dividend are described in Addendum 2 to this Annual Report.

As further described in Addendum 2 to this Annual Report, this special dividend is sourced and payable solely from cash revenues of the Company's new services division/line of business, "IX Water Reclamation" (also referred to as the "Reclamation LOB") that are collected by the Company (referred to as "Reclamation Revenues"). Dividend calculations generally occur on an annual basis, for, and as of the last day of, the Company's fiscal year then ended. The first dividend calculation period included both the fiscal year ending December 31, 2022 and the fiscal year ending December 31, 2023, on a combined basis. As of each of December 31, 2023 and December 31, 2024, the Company had not yet generated Reclamations Revenues; accordingly, no special dividend accrued or is payable on any of the shares of Series CF Non-Voting Preferred Stock that were issued and outstanding as of December 31, 2023 or as of December 31, 2024. This special dividend will next be calculated by the Company for, and as of the last day of, the Company's fiscal year ending December 31, 2025, as further described in Addendum 2 to this Annual Report.

> *1x Non-Participating Liquidation Preference*

Each of the existing series of Preferred Stock of the Company – which are the Series A Preferred Stock, Series B Non-Voting Preferred and Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any future crowdfunding campaigns) – have a 1x non-participating liquidation preference. With the exception of priority payment at the time of a liquidation event of certain unpaid amounts relating to the special dividend as described above for issued shares of the Series CF Non-Voting Preferred Stock, the liquidation preference of the Series CF Non-Voting Preferred Stock is junior to the liquidation preferences of each of the Series A Preferred Stock and the Series B Non-Voting Preferred Stock. See Addendum 1 to this Annual Report.

> *Conversion Security*

Class B Non-Voting Common Stock (a non-voting security).

> *Other Material Rights*

See Addendum 1 to this Annual Report.

The Company's Securities (continued)

Series B Non-Voting Preferred Stock

The amount of security authorized is 626,014 (reduced from 2,160,000 originally authorized shares) with a total of 626,014 outstanding.

The total amount outstanding includes: (1) 40,000 shares issued in May 2018 at the initial and only closing of a Rule 506(c) offering; (2) 488,067 shares issued in April 2020 pursuant to a limited Rule 506(b) offering; and (3) 97,947 issued in May 2022 pursuant to a limited Rule 506(b) offering. For additional information regarding such offerings, see the section of this Annual Report titled "*Recent Offerings of Securities* " (pp. 22-24 of this Annual Report) and Addendum 1 to this Annual Report.

Voting Rights

There are no voting rights associated with Series B Non-Voting Preferred Stock, except for limited circumstances where the Series B Non-Voting Preferred Stock and the Series A Preferred Stock vote together on certain matters, as described in Addendum 1 to this Annual Report.

1x Non-Participating Liquidation Preference

Each of the existing series of Preferred Stock of the Company – which are the Series A Preferred Stock, Series B Non-Voting Preferred and Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any future crowdfunding campaigns) – have a 1x non-participating liquidation preference. With the exception of priority payment at the time of a liquidation event of certain unpaid amounts relating to the special dividend as described above for issued shares of the Series CF Non-Voting Preferred Stock, the liquidation preference of the Series B Non-Voting Preferred Stock is senior to the liquidation preferences of each of the Series A Preferred Stock and the Series CF Non-Voting Preferred Stock. See Addendum 1 to this Annual Report.

Conversion Security

Class B Non-Voting Common Stock (a non-voting security).

Other Material Rights

See Addendum 1 to this Annual Report.

Series A Preferred Stock

The amount of security authorized is 2,021,850 with a total of 2,021,850 outstanding.

Voting Rights

See the section of Addendum 1 to this Annual Report titled "*Description of Capital Stock*."

1x Non-Participating Liquidation Preference

Each of the existing series of Preferred Stock of the Company – which are the Series A Preferred Stock, Series B Non-Voting Preferred and Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any future crowdfunding campaigns) – have a 1x non-participating liquidation preference. With the exception of priority payment at the time of a liquidation event of certain unpaid amounts relating to the special dividend as described above for issued shares of the Series CF Non-Voting Preferred Stock, the liquidation preference of the Series A Non-Voting Preferred Stock is junior to the liquidation preferences of each of the Series B Non-Voting Preferred Stock and senior to the liquidation preference of the Series CF Non-Voting Preferred Stock. See Addendum 1 to this Annual Report.

Conversion Security

Class A Common Stock (a voting security).

Other Material Rights

See Addendum 1 to this Annual Report.

The Company's Securities (continued)

Class A Common Stock

The amount of security authorized is 11,000,000 with a total of 8,366,699 outstanding.

Voting Rights

See the section of Addendum 1 to this Annual Report titled "*Description of Capital Stock.*"

Material Rights

See Addendum 1 to this Annual Report.

Class B Non-Voting Common Stock

The amount of security authorized is 6,666,014 with a total of 1,704,267 shares issued and outstanding and 605,000 additional shares reserved for issuance as described below and treated as outstanding for purposes of the disclosures herein (2,309,267 aggregate outstanding shares).

The total amount outstanding includes: (1) 1,672,899 shares issued for $1,960,512.50 cash consideration (of which 104,489, or approximately 6.25%, of such 1,672,899 shares are "bonus shares") pursuant to the Company's initial crowdfunding campaign hosted by funding portal StartEngine Capital LLC and which concluded earlier in 2022; (2) 31,368 shares (which is the number of shares equal to two percent (2%) of the $1,960,512.50 total amount of investments raised in the Company's initial crowdfunding campaign) issued to StartEngine Capital LLC, the intermediary/funding portal for the initial crowdfunding campaign, as compensation for services provided to, or for the benefit of, the Company in connection with such initial crowdfunding campaign, (3) 480,000 shares issuable pursuant to outstanding warrants (subject to reduction to the extent of unexercised warrants; the warrant expiration date for all of such warrants is April 1, 2025); and (4) 125,000 shares issuable pursuant to for stock options or other equity compensation awards issuable to employees or directors of, or consultants or advisors to, the Company, reserved but unissued.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

See also Addendum 1 to this Annual Report.

What it means to be a minority holder

With the exception of the Company's founder, IX Power LLC, all of the Company's existing stockholders are minority holders, and all prospective investors in any Series CF Crowdfunding Offering (as defined below in the "*Dilution*" section) who become stockholders of the Company after the date of this Annual Report will be minority holders. Minority holders of stock of the Company have limited, or no, rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in the Company's crowdfunding campaign and other investors that own the Company's non-voting stock have rights less than those of other investors holding voting stock, and have limited, or no, influence on the corporate actions of the company. See the more detailed description of the Company's capital stock contained in Addendum 1 to this Annual Report.

Dilution

For purposes of this "*Dilution*" section, the terms "Series CF Crowdfunding Offering(s)", "Series CF Crowdfunding Offering #1", and "Series CF Crowdfunding Offering #2" have the meanings given to such terms in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report).

Generally

All stockholders of the Company should understand the potential for dilution. The stockholder's stake in a company could be diluted due to the company issuing additional shares other securities (such as options or convertible securities). In other words, when the company issues more shares or other securities, the percentage of the company that a stockholder owns will go down, even though the value of the company may go up. The stockholder will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round (including with respect to the Series CF Non-Voting Preferred Stock, as further described below), a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares or other securities (such as options or convertible securities), a stockholder could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage a stockholder owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

In addition, stockholders should understand that the value and control dilution described above will be magnified and more substantial if price-based anti-dilution protections applicable to certain of the Company's securities are triggered. The most common trigger of price-based anti-dilution protections is when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. In such case, the conversion price for the shares entitled to price-based anti-dilution protection is adjusted so that such shares are treated as if they were originally issued at a lower valuation. These adjustments result in disproportionate, and more substantial, dilution to all other shares that do not have the price-based anti-dilution protection.

Currently, each of the existing series of Preferred Stock of the Company – which are the Series A Preferred Stock, Series B Non-Voting Preferred and Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any future crowdfunding campaigns) – have price-based anti-dilution protection (see Addendum 1 to this Annual Report); however, these price-based anti-dilution protections terminate upon any conversion (voluntary/optional or automatic) of such Preferred Stock into the Company common stock (Class A Common Stock or Class B Non-Voting Common Stock). In addition, the Company may issue debt or equity securities in the future with price-based anti-dilution protection. Since none of the Company's currently authorized common stock has price-based anti-dilution protections, all holders of such common stock will be affected if price-based anti- dilution adjustments applicable to other Company securities are triggered. The Company's management will seek to structure any future offerings of new debt or equity securities to avoid triggering the price-based anti-dilution protections; however, there are many factors, including factors outside the Company's control, that affect terms of future financings and there is no assurance that further dilution, including dilution resulting from price-based anti- dilution protections being triggered, will not occur in the future.

Dilution (continued)

Series CF Non-Voting Preferred Stock:

The Series CF Non-Voting Preferred Stock has been approved by the Company's Board of Directors and its requisite stockholders for use in equity crowdfunding campaigns between its authorization in October 2022 and 17 November 2025 (three years from the launch of the Series CF Crowdfunding Offering #1), to raise an aggregate amount of up to $5 million for all Series CF Crowdfunding Offerings, including the recently concluded Series CF Crowdfunding Offering #1 and the Series CF Crowdfunding Offering #2 (launching on or about the date of this Annual Report). This is referred to elsewhere in this Annual Report as the "existing equity crowdfunding strategy" of the Company.

The $5 million maximum amount allocated to the Company's existing equity crowdfunding strategy equates to 2,000,000 shares of the Series CF Non-Voting Preferred Stock ($5 million divided by the $2.50/share issue price). The total number of authorized shares of Series CF Non-Voting Preferred Stock is 2,200,000. The 200,000 shares difference (equivalent in value and liquidation preference to approximately $500,000 at the $2.50 per share price) is an allocation for funding portal equity compensation and any portal owners' bonus programs and/or other bonus/perk programs, which are a customary feature of equity crowdfunding campaigns, in each case as is approved by Company management (subject to any limitations or conditions imposed by the Company's Board of Directors, if applicable). Based upon changes in market terms for equity crowdfunding campaigns since the October 2022 authorizations, including increases in equity compensation fees and allocations for bonus shares perks, Company management believes that the maximum amount to be raised under the current authorizations (i.e., without a requirement to obtain new voting shareholder approvals) is between $3.2 and $3.5 million, and not $5 million.

For dilution purposes, it is assumed that up to all 2,200,000 shares of the Series CF Non-Voting Preferred Stock may be issued, which represents an aggregate liquidation preference for the Series CF Non-Voting Preferred of $5.5 million. The issuance of additional shares of Series CF Non-Voting Preferred as part of the Company's existing equity crowdfunding strategy is an issuance of additional shares by the Company that will result in dilution, as described in the foregoing paragraphs of this "*Dilution*" section.

As stated elsewhere in this Annual Report the Company's Board of Directors has authorized Company management to expand the overall capital raising strategy of the Company beyond crowdfunding, during 2025. Such authorizations include retaining a qualified investment banker or other qualified capital-raising services provider, to assist the Company with securing approximately $2.5 million in equity capital via a private offering (separate, and in addition, to the proceeds raised in the Series CF Crowdfunding Offering #2) and an additional $10 million credit facility (which may be a straightforward debt facility or a debt facility with equity, and also could be increased in amount with supplemental Board authorization at the outset and/or as the Company grows) to fund customer builds and shorten delivery times from around 90 days to 30 to 45 days and also serve as an additional source of liquidity for working capital needs. The Company may retain such investment banker or other capital-raising services provider while the Series CF Crowdfunding Offering #2 is in process; however, any activities involving the offer or sale or securities will be deferred until after conclusion of the Series CF Crowdfunding Offering #2, including for compliance with applicable securities laws. The terms on which such additional capital may be secured, if secured, are unknown as of the date of this Annual Report. However, any transactions involving the issuance of equity will result in dilution, as described in the foregoing paragraphs of this "*Dilution*" section.

Transferability of securities

All of the securities of the Company are subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. These restrictions include (1) applicable limitations imposed under Federal securities laws (including in the case of securities previously or hereafter issued in the Company's active crowdfunding campaign, Regulation Crowdfunding), (2) any applicable limitations on transfer imposed under the securities laws of the states or other jurisdictions in which the securities of the Company (including, but not limited, to the Class B Non-Voting Common Stock and/or the Series CF Non-Voting Preferred Stock) may be offered or sold and (3) contractual restrictions on transfer. For additional information on the transfer restrictions applicable to the Company's securities see Addendum 1 to this Annual Report, specifically the sections of such Addendum 1 titled "*Transfer Restrictions*" and "*Stockholder Agreement*." A copy of the Stockholder Agreement as in effect on the date of this Annual Report is also attached as Exhibit B to this Annual Report.

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Recent Offerings of Securities

The Company recently concluded the Series CF Crowdfunding Offering #1, which is the Regulation CF crowdfunding campaign hosted by Wefunder Portal, LLC that launched on 17 November 2022 and concluded on 29 April 2024. Further, on or about the date of this Annual Report, the Company is launching an additional Regulation CF crowdfunding campaign hosted by StartEngine Primary LLC, an affiliate of StartEngine Capital LLC, the funding portal/intermediary that hosted the Company's initial crowdfunding campaign. Such Series CF Crowdfunding Offering #1 and Series CF Crowdfunding Offering #2 are further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). **This Annual Report is not an offering memorandum for the Series CF Crowdfunding #2. For full information and details pertaining to this existing crowdfunding campaign, existing stockholders and prospective investors are directed to https://www.startengine.com/offering/ix-water.**

In addition to such Series CF Crowdfunding Offering #1 and Series CF Crowdfunding Offering #2, we have made the following issuances of securities within the last five years (and also including issuances of securities within the five years preceding the May 2020 launch of the Company's initial crowdfunding campaign hosted by funding portal/intermediary StartEngine Capital LLC):

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,515,395.00
  Number of Securities Sold: 2,021,850
  Use of proceeds: Product development, commercial testing, and general working capital, inclusive of payments to service providers and payments to officers, directors, and consultants, some of whom are affiliates of the Company.
  Date: February 14, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity (issued upon the exercise of outstanding warrants)
  Final amount sold: $15,795.00
  Number of Securities Sold: 48,660
  Use of proceeds: Product development, commercial testing, and general working capital, inclusive of payments to service providers and payments to officers, directors, and consultants, some of whom are affiliates of the Company.
  Date: October 04, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Series B Non-Voting Preferred Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 40,000
  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors, and consultants, some of whom are affiliates of the Company.
  Date: May 25, 2018
  Offering exemption relied upon: 506(c)

Recent Offerings of Securities (continued)

- **Name:** Series B Non-Voting Preferred Stock & Warrants to acquire Class B Non-Voting Common Stock

  Type of security sold: Equity

  Final amount sold: $610,083.75

  Number of Securities Sold: 488,067 shares of Series B Non-Voting Preferred Stock

  Warrants Issued: Class B Non-Voting Common Stock Warrants, up to 480,000 warrant shares. The exercise price of such warrants is $1.25 per share. The warrant expiration date is April 1, 2025, subject to early termination upon an initial public offering of the Company's capital stock and certain corporate transaction events as described in the warrants.

  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors, and consultants, some of whom are affiliates of the Company. NOTE: Such amount raised excludes the up to $600,000 of contingent proceeds receivable, if and when the warrants issued as part of the offering are exercised.

  Date: April 10, 2020

  Offering exemption relied upon: 506(b)

  NOTE-_additional information, related party debt conversion_: This Rule 506(b) offering was a limited offering for the purposes of restructuring and satisfying certain related party liabilities through conversion to equity in lieu of cash payment.

- **Name:** Class B Non-Voting Common Stock

  Type of security sold: Equity

  Final amount sold: $1,960,512.50 (this amount is the cash proceeds of the offering; this amount excludes the value of the intermediary equity compensation shares reserved but unissued, as described below)

  Number of Securities Sold In Exchange For Cash Consideration: 1,672,899, issued in exchange for the $1,960,512.50 cash consideration identified above (of which 104,489, or approximately 6.25%, of such 1,672,899 shares are "bonus shares")

  Intermediary Equity Compensation: 31,368 shares (which is the number of shares equal to two percent (2%) of the $1,960,512.50 total amount of investments raised in the crowdfunding campaign). These shares have been issued to StartEngine Capital LLC, the intermediary/funding portal for this initial crowdfunding campaign, as compensation for services provided to, or for the benefit of, the Company in connection with the crowdfunding campaign.

  Use of proceeds: These crowdfunding campaign funds, net of fees paid to the funding portal and escrow agent for the crowdfunding campaign and other offering expenses, were used to expand the current sales and marketing activities of the Company in the USA, China, and the North Sea, to build a one-fifth scale complete IX Water demonstration system, to build out an analytical chemistry and test lab, to rent additional facilities, and to extend the company cash out date then in effect. This offering concluded earlier in 2022, and the final application and allocation of proceeds of the crowdfunding campaign is subject to the discretion and judgment of the Company's management team.

Date: May 2020 – March/April 2022 (the offering deadline occurred in January 2022 with funds reconciliations pending and the final closing occurred in April 2022 once the funds reconciliations were completed)

Offering exemption relied upon: Regulation Crowdfunding

> **NOTE, initial crowdfunding campaign/"Initial Crowdfunding Offering":** The above offering is the initial crowdfunding campaign conducted by the Company, also sometimes referred to in this Annual Report and/or or one or more of the Addendums hereto, as applicable, as the "initial crowdfunding campaign" or the "Initial Crowdfunding Offering."

- **Name:** Series B Non-Voting Preferred Stock
  Type of security sold: Equity
  Final amount sold: $122,433.75 (debt conversion; $87,475 of principal and $34,958.75 of interest)
  Number of Securities Sold: 97,947
  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors, and consultants, some of whom are affiliates of the Company.
  Date: May 31, 2022
  Offering exemption relied upon: 506(b)

  NOTE-*additional information, related party debt conversion*: All Series B Non-Voting Preferred Stock shares issued in this offering were issued in exchange for conversion of indebtedness (including interest) owed by the Company to certain existing stockholders/investors, including existing stockholders/investors currently holding positions as directors and/or officers of the Company. The indebtedness that was converted included indebtedness owing by the Company (1) under the existing bridge loan facility authorized by the Company prior to the launch in May 2020 of the Company's Regulation Crowdfunding campaign, and still outstanding, and (2) in connection with loans or advances previously made by existing stockholders/investors (including existing stockholders/investors currently holding positions as directors and/or officers of the Company) to, or on behalf of, the Company for payment of Company expenses. Indebtedness converted in this offering was, by its stated terms, non-convertible. Accordingly, the conversion of indebtedness in this offering occurred by voluntary conversion of indebtedness with mutual agreement of the Company and each applicable holder of the indebtedness that is converted.

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Preferred Stock Crowdfunding Offerings

For purposes of this "*Preferred Stock Crowdfunding Offerings*" section and other applicable sections of this Annual Report:

a) "*Series CF Crowdfunding Offering(s)*" means any one or more Regulation Crowdfunding offerings (an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)) pursuant to which the security offered, sold and/or issued, as applicable, is the Company's Series CF Non-Voting Preferred Stock. As of the date of this Annual Report, the Series CF Crowdfunding Offering(s) includes the following offering(s): the Series CF Crowdfunding Offering #1 and the Series CF Crowdfunding Offering #2.

b) "*Series CF Crowdfunding Offering #1*" means the Regulation Crowdfunding offering hosted by Wefunder Portal that launched on 17 November 2022 and is concluding 29 April 2024 (the date of this Annual Report), as is further described below in this section. This Series CF Crowdfunding Offering #1 has previously been referred to as the "additional crowdfunding campaign" or "the Additional Crowdfunding Offering."

c) "*Series CF Crowdfunding Offering #2*" means the Regulation Crowdfunding offering hosted by StartEngine Primary LLC that is launching on or about the date of this Annual Report, as is further described below in this section.

Overview of Existing Equity Crowdfunding Strategy

The Company's Series CF Non-Voting Preferred Stock has been approved by the Company's Board of Directors and its requisite stockholders for use in one or more Series CF Crowdfunding Offerings between its authorization in October 2022 and 17 November 2025 (three years from the launch of the Series CF Crowdfunding Offering #1), to raise an aggregate amount of up to $5 million for all applicable Series CF Crowdfunding Offerings. This is referred to elsewhere in this Annual Report and the "existing equity crowdfunding strategy" of the Company.

The October 2022 authorizations limit the total shares of Series CF Non-Voting Preferred Stock allocated to funding portal equity compensation and any portal owners' bonus programs and/or other bonus/perk programs, for all applicable offerings, to 200,000 shares of Series CF Non-Voting Preferred Stock (which is equivalent to $500,000 in value and liquidation preference at the $2.50 per share issue price of the Series CF Non-Voting Preferred Stock). Based upon changes in market terms for equity crowdfunding campaigns since the October 2022 authorizations, including increases in equity compensation fees and allocations for bonus shares perks, Company management believes that the maximum amount to be raised under the current authorizations (i.e., without a requirement to obtain new voting shareholder approvals) is between $3.2 and $3.5 million, and not $5 million.

Series CF Crowdfunding Offering #1

This first crowdfunding campaign utilizing the Series CF Non-Voting Preferred Stock launched on 17 November, 2022 and concluded on 29 April, 2024. Such Series CF Crowdfunding Offering #1 was hosted by a different funding portal, Wefunder Portal, LLC. 188,904 shares of the Series CF Non-Voting Preferred Stock (including 17,170 "bonus shares," equivalent to 10% "bonus shares") were issued pursuant to the Series CF Crowdfunding Offering #1 in exchange for $429,335 aggregate cash consideration. The shares actually issued pursuant to the Series CF Crowdfunding Offering #1 equate to approximately 21.5% of the $2 million maximum share reservation for such offering. All of such shares of Series CF Non-Voting Preferred reserved for the Series CF Crowdfunding Offering #1 and not actually issued are no longer reserved for such offering and are currently available for offer, issuance and/or sale of the Company, including pursuant to this Series CF Crowdfunding Offering #2.

Preferred Stock Crowdfunding Offerings (continued)

Series CF Crowdfunding Offering #1 (continued)

Subject to final determinations of the Company's officers with respect to application of uses of proceeds, the previously published intended uses of proceeds for the Series CF Crowdfunding Offering #1, after deducting offering fees and other offering expenses, included (i) providing start-up capital for the IX Water Reclamation service business, (ii) expanding the Company's current sales and marketing activities with respect to its treatment systems, and (iii) paying for ongoing fees and expenses associated with the Company using equity crowdfunding to raise capital, including compliance with ongoing Regulation CF reporting requirements and maintaining a third party stock transfer agent. Since the $2 million maximum amount of the Series CF Crowdfunding Offering #1 was not fully raised at conclusion of such offering, the targeted start-up capital for such new service business has not yet been raised and the proceeds have been allocated primarily to maintaining versus expanding the Company's operations. Start-up capital for the IX Water Reclamation service business remains a primary intended use of proceeds for this Series CF Crowdfunding Offering #2, referenced below.

Series CF Crowdfunding Offering #2

The Series CF Crowdfunding Offering #2 is the second crowdfunding campaign of the Company's existing equity crowdfunding strategy.

This Series CF Crowdfunding Offering #2 is being hosted by StartEngine Primary LLC, an affiliate of StartEngine Capital LLC, the funding portal/intermediary for the Company's Initial Crowdfunding Offering.

The maximum offering amount for the Series CF Crowdfunding Offering #2 is $2.75 million, which if fully raised, will result in aggregate gross cash proceeds for both the Series CF Crowdfunding Offering #1 and the Series CF Crowdfunding Offering #2, on a combined basis, of $3,179,335.00.

This Annual Report is not an offering memorandum for the Series CF Crowdfunding #2. For full information and details pertaining to this existing crowdfunding campaign, existing stockholders and prospective investors are directed to https://www.startengine.com/offering/ix-water.

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Updated Overall Capital Raising Strategy

As stated elsewhere in this Annual Report, the Company's Board of Directors has authorized Company management to expand the overall capital raising strategy of the Company beyond crowdfunding, during 2025. Such authorizations include retaining a qualified investment banker or other qualified capital-raising services provider, to assist the Company with securing (i) approximately $2.5 million in equity capital via a private offering (separate, and in addition, to the proceeds raised in the Series CF Crowdfunding Offering #2) and (ii) an additional $10 million credit facility (which may be a straightforward debt facility or a debt facility with equity, and also could be increased in amount with supplemental Board authorization at the outset and/or as the Company grows) to fund customer builds and shorten delivery times from around 90 days to 30 to 45 days as well as provide an additional source of liquidity for working capital needs. The Company may retain such investment banker or other capital-raising services provider while the Series CF Crowdfunding Offering #2 is in process; however, any activities involving the offer or sale or securities will be deferred until after the conclusion of the Series CF Crowdfunding Offering #2, including for compliance with applicable securities laws. The terms on which such additional capital may be secured, if secured, are unknown as of the date of this Annual Report.

This Annual Report is not an offering memorandum for the Series CF Crowdfunding #2. For full information and details pertaining to this existing crowdfunding campaign, existing stockholders and prospective investors are directed to https://www.startengine.com/offering/ix-water.

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Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report.

Forward-Looking Statements Disclosure

Certain information contained in this Annual Report and the documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. The statements herein which are not historical reflect the Company's current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and their management and their interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. Such forward looking statements include statements regarding, among other things, (i) the Company's projected sales and profitability; (ii) the Company's growth strategies; (iii) anticipated trends in the Company's industry; (iv) the Company's future financing plans; and (v) the Company's anticipated needs for working capital. Forward looking statements, which involve assumptions and describe the Company's future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative of these words or other variations on these words or comparable terminology.

These statements are not guarantees of future performance and involve a number of risks, uncertainties, and assumptions relating to our operations and business environment, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, actual results or performance of the Company may differ significantly, positively or negatively, from forward-looking statements made herein. Unanticipated events and circumstances are likely to occur. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Annual Report will in fact occur or be substantially realized. Even if the results and developments in such forward-looking statements occur or are substantially realized, there is no assurance that they will have the expected consequences on the Company or its business or operations.

The statements in this Annual Report are made as of the date of this Annual Report, unless another time is specified. There may have been a change in the facts set forth in this Annual Report since the date hereof and the Company undertakes no obligation to update or revise any statements in this Annual Report.

Industry and Market Data Disclosure

The opinions, estimates and projections and other forward-looking statements contained in this Annual Report, as well as industry and market data and certain other information used throughout this Annual Report are derived from a variety of sources, including independent industry publications, government publications, academic publications, or other published independent sources, which the Company did not participate in preparing. Although the Company has not independently verified the accuracy or completeness of the third-party information included in this Annual Report, based on management's knowledge and experience, the Company believes that these third-party sources are credible and reliable. However, the Company makes no representations or guarantees as to its accuracy or completeness. Such market and industry data, estimates, projections, and opinions may be based on numerous assumptions and subject to change based on various factors all of which are difficult to predict and many of which are beyond the Company's control.

Financial Condition and Results of Operations (continued)

Preferred Stock Crowdfunding Offerings

As used herein, the terms "Series CF Crowdfunding Offering(s)", "Series CF Crowdfunding Offering #1", and "Series CF Crowdfunding Offering #2" have the meanings given to such terms in the section of this Annual Report titled "Preferred Stock Crowdfunding Offerings" (pp. 25-26 of this Annual Report).

Results of Operations

Circumstances which led to the performance of financial statements:

Our financial statements reflect those of a startup; where capital is put toward creating and proving its product line and business model(s).

As to the Company's existing treatment systems business:

- While the Company did have some early service-based revenue during its commercial testing, it is just achieving product sales and has yet to achieve substantial product sales. The Company shipped its first full commercial unit in a sale to a Chinese customer near Dalian, in Northeast China. This unit, which is transportable, is being used in a service offering ("treatment by the cubic metre") for the oil & gas, coking, and landfill leachate markets. The expectation is that the customer will help drive sales in this part of China for which they will be renumerated with a small finder's fee based on the price of each system sold as a result of their efforts.

- The Company also has purchase orders from new customers, and verbal agreements for additional IX Water units in chemical manufacturing, mining, and landfill leachate.

- IX Water cost of goods sold for such existing treatment systems business are approximately 52% of revenue, leaving sufficient funds for the Company to pay its minimal current overhead cost associated with such line of business, without market expansion.

As to the Company's IX Water Reclamation service business, this is a new line of business that is not reflected in the Company's existing financial statements for the fiscal years ending December 31, 2023, December 31, 2022, December 31, 2021 and December 31, 2020, and will not be reflected in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

Historical results and cash flows:

Historical results are not representative of what the Company's investors/stockholders should expect in the future.

Management, having raised capital for eight other ventures based on USA government lab technology, took that experience and, prior to May 2020 launch of the Company's initial crowdfunding campaign, raised only enough funds from its existing investors/stockholders to complete and commercially test the IX Water product line—with no substantial revenue expected. Product development has "unknown unknowns," and IX Water product development required an additional 36 months (increased from the previously published projected time frame of 30 months) longer than initially planned.

Rather than disappointing its investors/stockholders with uncertain revenue forecasts, the Company always planned to raise a separate amount of capital for global marketing and sales: the initial crowdfunding campaign, launched in May 2020. This "whole product marketing" approach allowed the IX-Force to fully develop the Company's commercial offering, test the products in the field, refine the product line, and finally go to market in 2019 using the Company's existing, modest resources.

The global pandemic limited opportunity for sales from 2020 through 2022. These limitations continued in 2023 and through the current time based upon the economic downturn and global inflation in recent periods. IX Water requires a "consultative" sales approach, including site visits, direct consultations, and in-person meetings with regulators and stakeholders.

Commencing in April 2022, the wide availability of COVID-19 inoculation allowed staff and potential customers to start direct interactions once again, but the Company is now impacted by the economic downturn and global inflation in recent periods. Management expects the sales forecast to essentially be delayed by up to 54-60 months (adjusted from the previously published up to 48 months delay), reflected in the Company's updated six-year projected operating plan referenced above in the section of this Annual Report titled "*The Company and its Business: Updated Projected Operating Plan*" (p. 5 of this Annual Report) (revised from the prior iterations of such projected operating plan, as further described in such section).

As described elsewhere in this Annual Report (including the section of this Annual Report titled "*The Company and its Business: About IX Water Reclamation*"), the Company's Board of Directors has authorized a new services division/line of business, "IX Water Reclamation." IX Water Reclamation will initially focus on small to medium sized oil & gas operators that either do not have, or do not want to deploy, the capital to purchase their own IX Water system, or those that would prefer to just outsource the disposition of their produced water. As a new line of business IX Water Reclamation is not, or will not be, reflected in the Company's existing financial statements for the fiscal years ending December 31, 2023, December 31, 2022, December 31, 2021 and December 31, 2020, the Company's pending financial statements for the most recent fiscal year ending December 31, 2024 (which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025), or the Company's historical results and cash flows. Since the $2 million maximum amount of the Series CF Crowdfunding Offering #1 was not fully raised at conclusion of such offering: (1) the Company is delayed in commencement of the new Reclamation line of business, which means (x) such new line of business is not reflected in the Company's financial statements, and (y) no special dividend has yet accrued or is payable on shares of Series CF Non-Voting Preferred Stock that were issued and outstanding as of December 31, 2023 or as of December 31, 2024; and (2) the Company has further recast and revised its projected operating plan, as further described in the section of this Annual Report titled "*The Company and its Business: Updated Projected Operating Plan*" (p. 5 of this Annual Report). The Company's plans to develop and grow the new IX Water Reclamation service business are delayed but not abandoned. The updated six-year projected operating plan, commencing 1 December 2022 (such 1 December 2022 is tied to the launch of the Series CF Crowdfunding Offering #1) for a description of the revisions to such plan since the 1 December 2022 commencement date), still includes both the existing treatment systems business and the new IX Water Reclamation service business. Based on actual results of the Series CF Crowdfunding Offering #1, the Company's ability to develop and accelerate the Reclamation division operations is dependent on the Company's efforts to continue to execute the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report), including pursuant to the Series CF Crowdfunding Offering #2. Start-up capital for such new service business remains a primary intended use of proceeds for the Series CF Crowdfunding Offering #2.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 19 February 2025, the Company has cash on hand of approximately $27,137. All net cash proceeds of the Company's initial crowdfunding campaign have been released by StartEngine Capital LLC, the intermediary/funding portal for such initial crowdfunding campaign, to the Company, including amounts previously held in escrow holdback accounts for such initial crowdfunding campaign. In addition, all net cash proceeds of the Series CF Crowdfunding Offering #1 have been released by Wefunder Portal LLC, the intermediary/funding portal for such offering.

As of the date of this Annual Report, the current Company "burn" or cash run-rate varies from $20,000 to $35,000 per month, and excluding non-recurring start-up costs for the new Reclamation division. Such increase in the Company's cash-run rate is consistent with the Company's projected operating plan that was in place during the initial crowdfunding campaign and primarily is the result of (i) the Company commencing services compensation payments to the Company's management team after such launch, (ii) an increase in personnel, and (iii) the Company securing new manufacturing space. The Company notes the services compensation payments to the Company's management team, who are owners in the Company's founder IX Power LLC, are for services rendered after launch of the crowdfunding campaign in May 2020. The Company is not under any agreement to pay the IX Power LLC founders back-pay for periods prior to such launch; this is their "sweat equity."

As is customary in the industry, IX Water customers purchasing IX Water treatment systems usually pay a fifty percent (50%) deposit when ordering a unit. These funds, along with vendor payment terms, provide sufficient funds to pay the cost of building each IX Water unit. As sales grow and assuming the Company's new IX Water Reclamation business generates revenue from the Company's additional Reclamation service offerings, Management expects to generate sufficient cash flow to also cover the Company's overhead.

The Company may, from time to time, leverage its accounts receivable (AR) to insure cash flow. The Company has existing relationships with various non-bank entities under which AR may be purchased for a discount based on the nature of the accounts receivable and Company creditworthiness. A lien against Company assets may also be filed to further ensure collection of AR. The Company has no outstanding balances under receivables factoring arrangements as of the date of this Annual Report.

The Company may, from time to time, use irrevocable bank letters of credit (LOC) to fund specific customer builds of IX Water products. The Company has an existing relationship with HSBC (which replaces the Company's prior relationship with Silicon Valley Bank) under which HSBC would purchase the LOC for a discount based on the nature of the sale and customer creditworthiness. The bank also may file a lien against Company assets to further ensure payment should the customer cancel the order or the LOC is otherwise invalidated.

As described elsewhere in this Annual Report, the Company is currently executing its existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report), of which the

Series CF Crowdfunding Offering #2 is a part. The existing authorizations for the existing equity crowdfunding strategy permit the Company to raise up to raise up to $5 million of new capital pursuant to Regulation Crowdfunding offerings (including the final amount raised in the recently concluded Series CF Crowdfunding Offering #1 and the final amount raised in the Series CF Crowdfunding Offering #2) through 17 November 2025, so long as the total shares of Series CF Non-Voting Preferred Stock allocated to funding portal equity compensation and any portal owners' bonus programs and/or other bonus/perk programs, for all applicable offerings, does not exceed 200,000 shares of Series CF Non-Voting Preferred Stock (which is equivalent to $500,000 in value and liquidation preference at the $2.50 per share issue price of the Series CF Non-Voting Preferred Stock). Based upon changes in market terms for equity crowdfunding campaigns since the October 2022 authorizations, including increases in equity compensation fees and allocations for bonus shares perks, Company management believes that the maximum amount to be raised under the current authorizations (i.e., without a requirement to obtain new voting shareholder approvals) is between $3.2 and $3.5 million, and not $5 million.

How do the funds of the Company's crowdfunding campaign factor into the Company's financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As of the date of this is Annual Report, funds raised via the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report), are critical to company operations.

The first crowdfunding campaign of the Company's existing equity crowdfunding strategy is the Series CF Crowdfunding Offering #1, which was hosted by a different funding portal, Wefunder Portal, LLC, and launched on 17 November, 2022 and concluded on 28 April, 2024. At conclusion of such offering, the Company had issued 188,904 shares of the Series CF Non-Voting Preferred Stock (including 17,170 "bonus shares," equivalent to 10% "bonus shares") in exchange for $429,335 aggregate cash consideration (approximately 21.5% of the $2 million maximum amount for such offering).

Although the $2 million maximum offering amount was not fully raised at conclusion of the Series CF Crowdfunding Offering #1, Company management continues to believe that executing the Series CF Crowdfunding Offering #2 (launching on or about the date of this Annual Report) as part of the existing equity crowdfunding strategy provides the Company with the best available opportunity to continue to raise additional capital in the near term, including for the planned start-up funding for its new services division, "IX Water Reclamation" (also referred to in this Annual Report as the "Reclamation LOB"). In addition, our crowdfunding investors are some of our most passionate and engaged stakeholders. Equity crowdfunding continues to be integral to the Company's mission so we would like to offer our existing owners the opportunity to invest in an additional Regulation Crowdfunding offering, whether they did or did not invest in the Series CF Crowdfunding Offering #1 hosted by Wefunder Portal, LLC, in addition to growing and expanding our crowdfunding community.

The Series CF Crowdfunding Offering #2 (launching on or about the date of this Annual Report) is the second crowdfunding campaign pursuant to the Company's existing equity crowdfunding strategy, and is being hosted by StartEngine Primary LLC, an affiliate of StartEngine Capital LLC, the funding portal/intermediary for the Company's Initial Crowdfunding Offering. The maximum offering amount for this Series CF Crowdfunding Offering #2 is $2.75 million, which if fully raised, will result in aggregate gross cash proceeds for both the Series CF Crowdfunding

Offering #1 and the Series CF Crowdfunding Offering #2, on a combined basis, of $3,179,335.00. Such amount aligns with the $2 million minimum amount of a next equity crowdfunding campaign that is part of the Company's updated six-year projected operating plan referenced above in the section of this Annual Report titled "*The Company and its Business: Updated Projected Operating Plan*" (p. 5 of this Annual Report) (revised from the prior iterations of such projected operating plan, as further described in such section).

As a recent update, the Company's Board of Directors has authorized Company management to expand the overall capital raising strategy of the Company beyond crowdfunding, during 2025. Such authorizations include retaining a qualified investment banker or other qualified capital-raising services provider, to assist the Company with (i) approximately $2.5 million in equity capital via a private offering (separate, and in addition, to the proceeds raised in the Series CF Crowdfunding Offering #2) and (ii) an additional $10 million credit facility (which may be a straightforward debt facility or a debt facility with equity, and also could be increased in amount with supplemental Board authorization at the outset and/or as the Company grows) to fund customer builds and shorten delivery times from around 90 days to 30 to 45 days as well as provide an additional source of liquidity for working capital needs. The Company may retain such investment banker or other capital-raising services provider while the Series CF Crowdfunding Offering #2 is in process; however, any activities involving the offer or sale or securities will be deferred until after conclusion of the Series CF Crowdfunding Offering #2, including for compliance with applicable securities laws.

The Company is relying on its existing and pending revenue streams as well as fund raising to sustain and increase its pace of operations.

Are the funds from the Company's crowdfunding campaign necessary to the viability of the Company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company's financial projections prepared in connection with the May 2020 launch of its initial crowdfunding campaign in May 2020 and the Company's increased run-rate at that time were dependent on raising $1 million by the end of 2020, through the crowdfunding campaign and sales by other means, if necessary. At the end of 2020, the total raised in the crowdfunding campaign at closing through the end of 2020 was approximately $506,419. The Company reached its $1 million target at the February 2021 closing in the crowdfunding campaign. In July 2021, the maximum offering amount of the crowdfunding campaign was increased from $1,070,000 to $2,000,000. The initial crowdfunding campaign concluded in 2022. The actual gross cash receipts of such initial crowdfunding campaign were $1,960,512.50, and the Company's estimated net available funds figure (after deduction of offering costs and expenses categorized for internal tracking purposes and not for accounting purposes) for the initial crowdfunding offering is approximately $1.54 million. All of the net available funds from such initial crowdfunding campaign have been expended as of the date of this Annual Report.

As of the date of this Annual Report, the Company is executing its existing equity crowdfunding strategy authorized in October 2022 and further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). As stated in the previous response, it is the belief of Company management and the Company's Board of Directors that, as of the date of this Annual Report, executing the Series CF Crowdfunding Offering #2 as part of the existing equity crowdfunding strategy provides the Company with the best available opportunity to continue to raise additional capital in the near term, including for the planned start-up funding for its new IX Water Reclamation services division (also referred to in this Annual Report as the "Reclamation LOB").

The Company's ability to continue as a going concern for the foreseeable future and to achieve the targeted exit/liquidity event is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing. Management plans to utilize any unspent funds raised in the Series CF Crowdfunding Offering #1 and any and all funds raised in the Series CF Crowdfunding Offering #2, and, if applicable, any additional future equity crowdfunding campaigns utilizing the legally available Series CF Non-Voting Preferred Stock, to produce revenues to support cash flow, and to continue to cut and control costs as necessary to ensure the business is able to meet its obligations as they come due.

The Company continually evaluates the maximum amount it seeks to raise via such strategy, based on market conditions, progress of revenues, and other applicable factors. As stated in the section of this Annual Report title and "*Updated Overall Capital Raising Strategy*" (p. 27 of this Annual Report), the Company's Board of Directors has recently authorized Company management to expand the overall capital raising strategy of the Company beyond crowdfunding, during 2025. Such authorizations include retaining a qualified investment banker or other qualified capital-raising services provider, to assist the Company with securing (i) approximately $2.5 million in equity capital via a private offering (separate, and in addition, to the proceeds raised in the Series CF Crowdfunding Offering #2) and (ii) an additional $10 million credit facility (which may be a straightforward debt facility or a debt facility with equity, and also could be increased in amount with supplemental Board authorization at the outset and/or as the Company grows) to fund customer builds and shorten delivery times from around 90 days to 30 to 45 days as well as provide an additional source of liquidity for working capital needs. The Company may retain such investment banker or other capital-raising services provider while the Series CF Crowdfunding Offering #2 is in process; however, any activities involving the offer or sale or securities will be deferred until after conclusion of the Series CF Crowdfunding Offering #2, including for compliance with applicable securities laws.

No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

How long will you be able to operate the company if you raise your minimum in the crowdfunding campaign? What expenses is this estimate based on?

The Series CF Crowdfunding Offering #2 (launching on or about the date of this Annual Report) has a $20,000 minimum offering. Such $20,000 minimum offering amount, if raised, will be applied in full to certain costs and expenses associated with the launch of the Series CF Crowdfunding Offering #2 which include (i) the fees payable to funding portal/intermediary StartEngine Primary LLC and the escrow agent for the Series CF Crowdfunding Offering #2, (ii) advertising/marketing/ promotion spend related to such launch (including advertising and marketing/PR services), and (iii) legal and accounting costs associated with such launch. As noted above, the current Company "burn" or cash run-rate varies from $20,000 to $35,000 per month, excepting non-recurring start-up costs for the new Reclamation division. As a result, the $20,000 minimum offering amount is not expected to extend, and will not extend, any operating period for the Company.

How long will you be able to operate the company if you raise your maximum funding goal? What expenses is this estimate based on?

The maximum offering amount of the Series CF Crowdfunding Offering #2 (launching on or about the date of this Annual Report) is $2,750,000.00. The Series CF Crowdfunding Offering #2 is executed as part of the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report).

As stated elsewhere in this Annual Report, if the $2.75 million maximum offering amount for this Series CF Crowdfunding Offering #2 is fully raised, the aggregate gross cash proceeds for both the Series CF Crowdfunding Offering #1 and the Series CF Crowdfunding Offering #2, on a combined basis, will be $3,179,335.00; and such amount aligns with the minimum $2 million maximum amount of a next equity crowdfunding campaign to be raised prior to 17 November, 2025 that is part of the Company's updated six-year projected operating plan referenced above in the section of this Annual Report titled "*The Company and its Business: Updated Projected Operating Plan*" (p. 5 of this Annual Report) (revised from the prior iterations of such projected operating plan, as further described in such section).

The Company's existing projected operating plan assumes an estimated net available funds figure of approximately $1.6 million, if the $2.75 million maximum amount of the Series CF Crowdfunding Offering #2 is fully raised (this is an estimate to the actual estimated net available funds figure, if such maximum amount is fully raised, could be higher or lower). Subject to final determinations of the Company's officers with respect to application of uses of proceeds, the intended uses of proceeds for such net available funds are: (i) providing start-up capital for the IX Water Reclamation service business, (ii) expanding the Company's current sales and marketing activities with respect to its treatment systems, (iii) paying for ongoing fees and expenses associated with the Company using equity crowdfunding to raise capital, including compliance with ongoing Regulation CF reporting requirements and maintaining a third party stock transfer agent, and (iv) other working capital, inclusive of payments to service providers and payments to officers, directors, and consultants, some of whom are affiliates of the Company.

Considering revenue projections, the Series CF Crowdfunding Offering #2, and the Company's recent expansion of its overall capital raising strategy discussed in the previous responses (including subject to requisite additional Board and stockholder approvals pertaining to such strategy, where applicable), Company management currently projects a cash out date between December 2026 and December 2028 (which cash out date is updated and adjusted from previously published cash out dates).

In addition, as part of its business planning updates, the Company is now targeting an exit/liquidity event to occur four to five years (adjusted from the previously published three to four years) following the launch of the Series CF Crowdfunding Offering #1 (which launch occurred on 17 November 2022) (see the section of this Annual Report titled "*The Company and its Business: Targeted Future Sale of the Company / Speculative Nature of Exit Events*" (p. 9 of this Annual Report)).

Please refer to our earlier disclosure regarding the speculative nature of exit events ("*The Company and its Business: Targeted Future Sale of the Company / Speculative Nature of Exit Events*" (p.9 of this Annual Report)). Further, for clarity, projections, including as related to the Company's revenue projections and projected cash out dates and the Company's targeted exit/liquidity event, are only projections; see the forward-looking statements disclosure in the section of this Annual Report titled "*Financial Condition and Results of Operations*" (p. 28 of this Annual Report).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As described elsewhere in this Annual Report, the Series CF Crowdfunding Offering #2 (launching on or about the date of this Annual Report) is executed as part of the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). The existing authorizations for the existing equity crowdfunding strategy permit the Company to raise up to raise up to $5 million of new capital pursuant to Regulation Crowdfunding offerings (including the final amount raised in the recently concluded Series CF Crowdfunding Offering #1 and the final amount raised in the Series CF Crowdfunding Offering #2) through 17 November 2025, so long as the total shares of Series CF Non-Voting Preferred Stock allocated to funding portal equity compensation and any portal owners' bonus programs and/or other bonus/perk programs, for all applicable offerings, does not exceed 200,000 shares of Series CF Non-Voting Preferred Stock (which is equivalent to $500,000 in value and liquidation preference at the $2.50 per share issue price of the Series CF Non-Voting Preferred Stock). Based upon changes in market terms for equity crowdfunding campaigns since the October 2022 authorizations, including increases in equity compensation fees and allocations for bonus shares perks, Company management believes that the maximum amount to be raised under the current authorizations (i.e., without a requirement to obtain new voting shareholder approvals) is between $3.2 and $3.5 million, and not $5 million.

As stated in the section of this Annual Report title and "*Updated Overall Capital Raising Strategy*" (p. 27 of this Annual Report), the Company's Board of Directors has recently authorized Company management to expand the overall capital raising strategy of the Company beyond crowdfunding, during 2025. Such authorizations include retaining a qualified investment banker or other qualified capital-raising services provider, to assist the Company with securing (i) approximately $2.5 million in equity capital via a private offering (separate, and in addition, to the proceeds raised in the Series CF Crowdfunding Offering #2) and (ii) an additional $10 million credit facility (which may be a straightforward debt facility or a debt facility with equity, and also could be increased in amount with supplemental Board authorization at the outset and/or as the Company grows) to fund customer builds and shorten delivery times from around 90 days to 30 to 45 days as well as provide an additional source of liquidity for working capital needs. The Company may retain such investment banker or other capital-raising services provider while the Series CF Crowdfunding Offering #2 is in process; however, any activities involving the offer or sale or securities will be deferred until after conclusion of the Series CF Crowdfunding Offering #2, including for compliance with applicable securities laws.

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Indebtedness

For purposes of this "*Indebtedness*" section, the terms "Series CF Crowdfunding Offering(s)", "Series CF Crowdfunding Offering #1", and "Series CF Crowdfunding Offering #2" have the meanings given to such terms in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report).

Amount Owed: $137,227*

*Approximate amount, calculated as of 31 March, 2025, which includes approximately $121,599 of principal (reduced from the previously stated $128,000 principal balance of this Note Payable) and $15,628 of accrued but unpaid interest. These amounts reflect a $18,302 payment against this Note Payable in January 2022, of which approximately $11,901 was applied to accrued and unpaid interest as of the payment date and $6,401 was applied to principal. Interest continues to accrue after the date of this Annual Report until this obligation is paid in full.

Interest Rate: 4.0%

Maturity Date: December 31, 2025 (extended from the prior maturity dates of December 31, 2023 and December 31, 2021)

The Company has executed a second amended and restated promissory note (unsecured), dated effective December 31, 2023, in favor of Dr. Libutti (deceased; Mary Tendall, surviving spouse and personal representative), a former officer and director the Company, to memorialize $128,000 of loans made by Dr. Libutti to the Company between August 1, 2018 and December 11, 2019. Such second amended and restated promissory note amends and supersedes, without novation, and, solely for convenience of reference, restates, the amended and restated promissory note, dated December 31, 2021, in favor of Dr. Libutti (which amended and restated promissory note amended and restated promissory note amended and superseded, without novation, and, solely for convenience of reference, restates, the original promissory note, dated April 10, 2020, in favor of Dr. Libutti). All unpaid amounts owed pursuant to the terms of the note bear interest at a rate of interest equal to 4% per annum; such interest rate increases to 6% if a default occurs in the future under the note. Interest is computed on the basis of a 365-day year for the actual number of days elapsed in the period during which it accrues, and unpaid interest does not compound. The scheduled maturity date of the note is the earliest to occur of (a) 31 December 2025 (extended from the prior maturity dates of December 31, 2023 and December 31, 2021) or (b) consummation of a "Sale of the Company," as defined in the Company's Stockholder Agreement (see Addendum 1 to this Exhibit A for a description of such Stockholder Agreement). No payments of interest or principal are required prior to maturity. The Company may prepay the indebtedness of the note in part or in full at any time without the imposition of any penalty. The Company may repay this obligation from proceeds of equity offerings, including the initial crowdfunding campaign and any one or more of the crowdfunding campaigns pursuant the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). The events of default are payment defaults (failure to pay amounts when due, subject to a 21-day day grace period) and bankruptcy/insolvency defaults. The principal amount of this note obligation as of December 31, 2023 and December 31, 2022, respectively, is included in the Current Liabilities/Notes payable line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. The principal amount of this note obligation as of December 31, 2024 will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

Indebtedness (continued)

- **Creditor**: Dr. Otis (Pete) Peterson
  Amount Owed: $5,000
  Interest Rate: 0.0%
  Maturity Date: N/A
  Prior to the Company's first disbursement of funds from its initial crowdfunding campaign (which launched in May 2020), Dr. Peterson, a current officer of the Company, advanced funds on behalf of the Company for payment of Company expenses. This is an expense reimbursement obligation/payable that does not bear interest and will be reimbursed at a date mutually agreed to by the Company and Dr. Peterson. The Company may repay this obligation from proceeds of equity offerings, including the initial crowdfunding campaign and any one or more of the crowdfunding campaigns pursuant the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). This obligation as of December 31, 2023 and December 31, 2022, respectively, is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. This obligation as of December 31, 2024 will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

- **Creditor**: IX Power Foundation, Inc.
  Amount Owed: $4,000
  Interest Rate: 0.0%
  Maturity Date: N/A

  In late January 2025, IX Power Foundation, Inc. advanced funds on behalf of the Company for payment of Company expenses. Deborah A. (Deal) Blackwell, a member of the Company's management team, serves as CEO of IX Power Foundation. This is an expense reimbursement obligation/payable that does not bear interest and will be reimbursed at a date mutually agreed to by the Company and IX Power Foundation, Inc. The Company may repay this obligation from proceeds of equity offerings, including the initial crowdfunding campaign and any one or more of the crowdfunding campaigns pursuant the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). This obligation is a Current Liabilities/Accounts payable line item, but will not be included in the financial statements published with the Form C Offering Statement of which this Annual Report forms a part as it was recently incurred during 2025.

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Indebtedness (continued)

- **Creditor**: Corporate/Securities Counsel
  Amount Owed: $175,000 (over 90 days as of the date of this Annual Report)*
  Interest Rate: 0.0% (an interest rate could apply in the future)
  Maturity Date: N/A
  As of the date of this Annual Report, interest is not accruing on the balance of the obligation owed, but an interest term could become applicable based upon the period of time this obligation remains outstanding. To the extent not paid from other sources (such as sales revenue or proceeds of any separate and prior or future securities offerings of Company securities), the Company intends to use a portion of the proceeds of equity offerings, including the Series CF Crowdfunding Offering #2 for repayment of existing liabilities, including this indebtedness (or a portion of this indebtedness).

  *The $175,000 Amount Owed is comprised of the following separate balances:

  - $30,000 - this amount is for legal services related to corporate and securities transactions prior to the launch of the Company's initial crowdfunding campaign (which launched in May 2020) and does <u>not</u> include fees and costs for legal services related to such initial crowdfunding campaign. The amount of this obligation was reduced from $55,000 to $30,000 based upon payments remitted during 2021, and Corporate/Securities Counsel waived any requirement for the payment of interest on the obligations repaid.

  - $45,000 – this amount is a balance owed for legal work related to the Company's initial crowdfunding campaign which commenced in May 2020 and concluded earlier in 2022 (including all closings, extensions and amendments to date, and legal work for this Annual Report). The total amount for such legal work was $75,000 (reflecting a discounted/fixed fee arrangement), with $45,000 outstanding as of the date of this Annual Report.

  - $3,000 – this amount is a balance owed for legal work during 2022, 2023 and 2024 related to required SEC and state "blue sky" law filings for the Company's outstanding warrants issued as part of the Company's Rule 506(b) offering that occurred in April 2020 prior to commencement of the Company's initial crowdfunding campaign.

  - $6,500 – this amount is a balance owed for legal work during 2022 related to the Company's Rule 506(b) offering that occurred in May 2022.

  - $80,000 – this amount is a balance owed for legal work related to the Company's Series CF Crowdfunding Offerings, including a portion of the fees and costs of legal work related to the Series CF Crowdfunding Offering #2.

  - $10,500 – this amount is a balance owed for legal work related to corporate governance and general business matters.

  The above amount owed <u>does</u> include a portion of the fees and costs of legal work related to the Series CF Crowdfunding Offering #2, which are estimated at approximately $20,000 - $25,000 in the aggregate.

  The relevant portion of the above amount outstanding as of December 31, 2023 and December 31, 2022, respectively, is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. The relevant portion of the above amount outstanding as of December 31, 2024 will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

Indebtedness (continued)

- **Creditor**: Intellectual Property Counsel
  Amount Owed: $33,000 original balance (and $19,246 asserted interest/finance charges as of 28 February, 2025, which equates to an asserted total balance of $52,246)
  Interest Rate: 18.0% (1.5% per month) (asserted)
  Maturity Date: N/A
  To the extent not paid from other sources (such as sales revenue or proceeds of any separate and prior or future securities offerings of Company securities), the Company has reserved a portion of the proceeds of this crowdfunding campaign for repayment of existing liabilities, including this indebtedness (or a portion of this indebtedness). The amount of this obligation (before interest) was reduced from $44,000 to $33,000 based upon payments remitted during 2021 and 2022, and Intellectual Property Counsel waived any requirement for the payment of interest on the obligations repaid at such time. As of the date of this Annual Report, Intellectual Property Counsel has reasserted an interest/finance charge term at a rate of 18.0% per annum (1.5% per month). Company management is negotiating with Intellectual Property Counsel regarding the asserted interest/finance charge term with such negotiations in process and not resolved as of the date of this Annual Report.

  The relevant portion of the above amount outstanding as of December 31, 2023 and December 31, 2022, respectively, is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. The relevant portion of the above amount outstanding as of December 31, 2024 will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

- **Creditor**: Receivables Factoring
  Amount Owed: $0
  Interest Rate: 0.0%-Varies
  Maturity Date: If/when applicable – Varies.
  The Company may, from time to time, leverage its accounts receivable (AR) to insure cash flow. The Company has existing relationships with various non-bank entities under which AR may be purchased for a discount based on the nature of the accounts receivable and Company creditworthiness. A lien against Company assets may also be filed to further ensure collection of AR. As of the date of this Annual Report, the Company has no outstanding obligations with respect to receivables factoring. Previously outstanding obligations with respect to receivables factoring, for the years ended December 31, 2023 and/or December 31, 2022, respectively, and as applicable, are included in the Current Liabilities/Factoring loans payable line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report.

- **Creditor**: Existing Stockholders and persons affiliated, related, or connected to existing stockholders, including existing stockholders John (Michael) Bell and Robert S. Bednarz, Ph.D. each of whom holds a current director position with the Company
  Amount Owed: $237,500.00 (of which $122,000.00 was outstanding as of 31 December 2023 and $237,500.00 was outstanding as of 31 December 2024 and remains outstanding as of the date of this Annual Report); the portion of this $237,500.00 advanced by existing stockholder and current director John (Michael) Bell is $5,500, the portion of this $237,500.00 advanced by existing stockholder and current director Robert S. Bednarz, Ph.D., individually or jointly with his spouse, is $66,000; and the portion of this $237,500.000 advanced by existing stockholder and recently appointed non-voting board observer Robert C. Rowe, individually or jointly with his spouse, is $25,000). The amounts advanced range from $1,000 to $66,000 per existing

stockholder or other person affiliated, related, or connected to the existing stockholder. Current director Robert S. Bednarz, Ph.D., individually or jointly with his spouse, was paid a nominal fee in the amount of $250 for expedited processing of a $12,500 advance made in mid-January 2024 that was repaid in late January 2024 and is not reflected in the $237,500.00 amount owed.

Interest Rate: 0.0%

Maturity Date: N/A

To manage cash flow needs prior to or during the Company's crowdfunding campaigns, existing stockholders of the Company, including existing stockholder John (Michael) Bell who holds a current director position with the Company, and other persons affiliated, related or connected to existing stockholders, advanced funds on behalf of the Company for payment of Company expenses. These are expense reimbursement obligations/payables that do not bear interest and will be reimbursed at a date mutually agreed to by the Company and each relevant existing stockholder. The Company may repay these obligations from proceeds of equity offerings, including the initial crowdfunding campaign and any one or more of the crowdfunding campaigns pursuant the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). These obligations as of December 31, 2023 and December 31, 2022, respectively, are included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. These obligations as of December 31, 2024 will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

- **Creditor**: Existing Stockholders and persons affiliated, related, or connected to existing stockholders

   Amount Owed: Up to $250,000.00 (principal amount)*, of which $0.00 was outstanding as of 31 December 2023; approximately $59,410 ($58,500 in principal and approx. $910 in accrued interest) was outstanding as of 31 December 2024; and approximately $149,532 ($144,000 in principal and approx. $5,532 in accrued interest) is outstanding as of 31 March 2025, with the amounts advanced as of 31 March 2025 ranging from $2,500.00 to $50,000.00 per existing stockholder or other person affiliated, related, or connected to the existing stockholder ($5,000 has been advised by existing stockholder and current director John (Michael) Bell and $3,000 has been advanced by existing stockholder and current director Robert S. Bednarz, Ph.D., individually or jointly with his spouse). This leaves up to $106,000 (principal amount) available to be borrowed by the Company, including any amounts borrowed between 31 March 2025 and the date of this Annual Report.

   *$250,000 is the maximum principal amount authorized by the Company's Board of Directors as of the date of this Annual Report. This maximum principal amount may be increased by supplemental Board authorization after the date of this Annual Report.

   Interest Rate: 16.0%

   Maturity Date: May 31, 2025

   To facilitate the launch of this Series CF Crowdfunding Offering #2, existing stockholders of the Company and other persons affiliated, related, or connected to existing stockholders of the Company, have made short-term loans to the Company for working capital purposes, which loans are evidenced by written promissory notes executed by the Company. The Company anticipates it will continue to incur additional indebtedness on these terms after the date of this Annual Report, estimated at between $50,000 to $122,000 (principal amount, excluding interest), for maximum total indebtedness of $250,000 (principal amount, excluding interest), pending outcome of the Series CF Crowdfunding Offering #2 and timing of disbursements of capital raised pursuant to the Series CF Crowdfunding Offering #2. As noted above, maximum principal amount may be increased by supplemental Board authorization after the date of this Annual Report. All unpaid amounts owed pursuant to the terms of these notes bear interest at a rate of interest equal to 16% per annum (compounded annually, although such compounding feature will not apply if the obligations are paid in full by the scheduled maturity date); such interest rate increases to the maximum interest rate permitted by applicable law (currently, 45% per annum under Colorado law) if a payment default occurs in the future under the note. The scheduled maturity date of each note is May 31, 2025. No payments of interest or principal are required prior to maturity. The Company may prepay the indebtedness of the note in part or in full at any time, provided that, prepayment shall accrue at least three months of interest. Each note states that it shall be secured with Company assets as well as guaranteed personally by the Company CEO. The Company may repay these obligations from proceeds of equity offerings, including this Series CF Crowdfunding Offering #2.

The principal amount of each of these notes is an obligation that is included in the Current Liabilities/Notes payable line item in the Company's financial statements (balance sheets). Since these notes were issued during 2024 and 2025 (to the date of this Annual Report) the indebtedness evidenced by these notes is not reflected in the financial statements (balance sheets) included as Exhibit C to this Annual Report. The principal amount of each of these notes, to the extent outstanding as of December 31, 2024, will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

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Related Party Transactions

For purposes of this "*Related Party Transactions*" section, the terms "Series CF Crowdfunding Offering(s)", "Series CF Crowdfunding Offering #1", and "Series CF Crowdfunding Offering #2" have the meanings given to such terms in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report).

- **Name of Entity**: IX Power LLC

  Names of 20% owners: IX Power LLC is the Company's founder and is owned by the following members of the Company's management team (each owning 20% of IX Power LLC as of the date of this Annual Report): John R. (Grizz) Deal, CEO; Randall (Randy) Wilson, CFO; Deborah A. (Deal) Blackwell, CMO; Dr. Otis (Pete) Peterson, CTO, and Dr. L. Robert (Bob) Libutti, former Chief Product Strategist (deceased; Mary Tendall, surviving spouse and personal representative).

  Relationship to Company: 20%+ Owner

  Nature / amount of interest in the transaction: Intellectual Property License

  Material Terms: The Company's success is dependent, in large part, upon the patent rights acquired from Los Alamos National Security, LLC ("LANS"). LANS conducts research and development at Los Alamos National Laboratory for the U.S. Government under a contract with the U.S. Department of Energy. The technology underlying these patent rights was originally jointly developed by LANS, The Board of Regents of the University of Texas System ("UT"), and New Mexico Tech Research Foundation ("NMTRF"). The Company's founder, IX Power LLC, acquired LANS' rights and interest in such patent rights in April 2013, and entered into a Royalty-Sharing Agreement and Joint Invention Management Agreement with UT and NMTRF (NMTRF's interests in such agreement were subsequently assigned to Karen Bailey-Bowman) (the "Joint Invention RSA"). From the Company's incorporation until 2017, the Company was licensing the patent rights from IX Power LLC. In 2017, IX Power LLC and the Company completed an outright assignment of the IX Power patent rights from IX Power LLC to the Company, and the Company assumed IX Power LLC's obligations under the Joint Invention RSA. The patent rights are currently jointly owned by the Company, UT, and Ms. Bowman (as assignee of NMTRF), subject to the Joint Inventions RSA.

- **Name of Entity**: IX Power Foundation, Inc.

  Names of 20% owners: Not applicable - IX Power Foundation, Inc. is an IRS designated 501(c)(3) entity.

  Relationship to Company: Other – Non-governmental organization (NGO) established under the IX Power brand to support people, new technologies, services and projects for a better world. IX Power Foundation's fundraising mission includes fundraising to support the Company's products and services. Deborah A. (Deal) Blackwell, a member of the Company's management team, serves as CEO of IX Power Foundation.

  Nature / amount of interest in the transaction: Expense Reimbursement - $12,819

  Material Terms: The Company previously incurred expenses that benefitted not only the Company but also IX Power Foundation. The Company and IX Power Foundation have agreed that IX Power Foundation will reimburse the Company for a portion of such expenses, in the amount of $12,819. Such expense reimbursement is payable on demand and does not bear interest. The receivable associated with such expense reimbursement as of December 31, 2023 and December 31, 2022, respectively, is included in the Current Assets/Due from related party line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. The receivable associated with such expense reimbursement as of as of December 31, 2024 will be included in the Current Liabilities/Accounts payable line item in the

Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

- **Name of Entity**: IX Power Foundation, Inc.

  Names of 20% owners: Not applicable - IX Power Foundation, Inc. is an IRS designated 501(c)(3) entity.

  Relationship to Company: Other – Non-governmental organization (NGO) established under the IX Power brand to support people, new technologies, services and projects for a better world. IX Power Foundation's fundraising mission includes fundraising to support the Company's products and services. Deborah A. (Deal) Blackwell, a member of the Company's management team, serves as CEO of IX Power Foundation.

  Amount owed: $4,000

  Material Terms: In late January 2025, IX Power Foundation, Inc. advanced funds on behalf of the Company for payment of Company expenses. Deborah A. (Deal) Blackwell, a member of the Company's management team, serves as CEO of IX Power Foundation. This is an expense reimbursement obligation/payable that does not bear interest and will be reimbursed at a date mutually agreed to by the Company and IX Power Foundation, Inc. The Company may repay this obligation from proceeds of equity offerings, including the initial crowdfunding campaign and any one or more of the crowdfunding campaigns pursuant the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). This obligation is a Current Liabilities/Accounts payable line item, but will not be included in the financial statements published with the Form C Offering Statement of which this Annual Report forms a part as it was recently incurred during 2025.

- **Name of Individual**: Dr. L. Robert (Bob) Libutti (deceased; Mary Tendall, surviving spouse and personal representative)

  Relationship to Company: Former Officer and Director

  Amount Owed: $137,227*

  *Approximate amount, calculated as of 31 March, 2025, which includes approximately $121,599 of principal (reduced from the previously stated $128,000 principal balance of this Note Payable) and $15,628 of accrued but unpaid interest. These amounts reflect a $18,302 payment against this Note Payable in January 2022, of which approximately $11,901 was applied to accrued and unpaid interest as of the payment date and $6,401 was applied to principal. Interest continues to accrue after the date of this Annual Report until this obligation is paid in full.

  Maturity Date: December 31, 2025 (extended from the prior maturity dates of December 31, 2023 and December 31, 2021)

  Material Terms: The Company has executed a second amended and restated promissory note (unsecured), dated effective December 31, 2023, in favor of Dr. Libutti (deceased; Mary Tendall, surviving spouse and personal representative), a former officer and director the Company, to memorialize $128,000 of loans made by Dr. Libutti to the Company between August 1, 2018 and December 11, 2019. Such second amended and restated promissory note amends and supersedes, without novation, and, solely for convenience of reference, restates, the amended and restated promissory note, dated December 31, 2021, in favor of Dr. Libutti (which amended and restated promissory note amended and restated promissory note amended and superseded, without novation, and, solely for convenience of reference, restates, the original promissory note, dated April 10, 2020, in favor of Dr. Libutti). All unpaid amounts owed pursuant to the terms of the note bear interest at a rate of interest equal to 4% per annum; such interest rate increases to 6% if a default occurs in the future under the note. Interest is computed on the basis of a 365-day year for the actual number of days elapsed in the period during which it accrues, and unpaid interest does not compound. The scheduled maturity date of the note is the earliest to occur of (a) 31 December 2025 (extended from the prior maturity dates of December 31, 2023 and December 31, 2021) or (b) consummation of a "Sale of the Company," as defined in the Company's Stockholder Agreement (see Addendum 1 to this Annual Report for a description of such Stockholder Agreement). No payments of interest or principal are required prior to maturity. The Company may prepay the indebtedness of the note in part or in full at any time without the imposition of any penalty. The Company may repay this obligation from proceeds of equity offerings, including the initial crowdfunding campaign and any one or more of the crowdfunding campaigns pursuant the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). The events of default are payment defaults (failure to pay amounts when due, subject to a 21-day day grace period) and bankruptcy/insolvency defaults. The principal amount of this note obligation as of December 31, 2023 and December 31, 2022, respectively, is included in the Current Liabilities/Notes payable line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. The principal amount of this note obligation as of December 31, 2024 will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

- **Name of Individual**: Dr. Otis (Pete) Peterson
  Relationship to Company: Director & Officer
  Nature / amount of interest in the transaction: Reimburse Company expenses - $5,000
  Material Terms: Prior to the Company's first disbursement of funds from its initial crowdfunding campaign (which launched in May 2020), Dr. Peterson, a current officer of the Company, advanced funds on behalf of the Company for payment of Company expenses. This is an expense reimbursement obligation/payable that does not bear interest and will be reimbursed at a date mutually agreed to by the Company and Dr. Peterson. The Company may repay this obligation from proceeds of equity offerings, including the initial crowdfunding campaign and any one or more of the crowdfunding campaigns pursuant the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). This obligation as of December 31, 2023 and December 31, 2022, respectively, is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. This obligation as of December 31, 2024 will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

- **Name of Individual**: Related Persons (as described below)

  Relationship to Company: Existing Stockholders, including existing stockholders holding current or former officer and/or director positions with the Company – specifically former officer and director Dr. L. Robert (Bob) Libutti (deceased) and former director Paul Gatzemeier (deceased)

  Nature / amount of interest in the transaction: Stock Issuance / $122,433.75

  Material Terms:

  Type of security sold: Equity - Series B Non-Voting Preferred Stock

  Final amount sold: $122,433.75 (debt conversion; $87,475 of principal and $34,958.75 of interest)

  Number of Securities Sold: 97,947

  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors, and consultants, some of whom are affiliates of the Company.

  Date: May 31, 2022

  Offering exemption relied upon: 506(b)

  Additional Information, Related Party Debt Conversion: All Series B Non-Voting Preferred Stock shares issued in this offering were issued in exchange for conversion of indebtedness (including interest) owed by the Company to certain existing stockholders/investors, including existing stockholders/investors currently holding positions as directors and/or officers of the Company. The indebtedness that was converted included indebtedness owing by the Company (1) under the existing bridge loan facility authorized by the Company prior to the launch in May 2020 of the Company's Regulation Crowdfunding campaign, and still outstanding, and (2) in connection with loans or advances previously made by existing stockholders/investors (including existing stockholders/investors currently holding positions as directors and/or officers of the Company) to, or on behalf of, the Company for payment of Company expenses. Indebtedness converted in this offering was, by its stated terms, non-convertible. Accordingly, the conversion of indebtedness in this offering occurred by voluntary conversion of indebtedness with mutual agreement of the Company and each applicable holder of the indebtedness that is converted.

- **Name of Individual**: Related Persons (as described below)

  Relationship to Company: Existing Stockholders, including existing stockholders holding current or former officer and/or director positions with the Company – specifically current directors John (Michael) Bell (through an affiliated entity) and former director Paul Gatzemeier (deceased)

  Nature / amount of interest in the transaction: Stock Issuance / $610,083.75; Warrant Issuance / up to $600,000 contingent consideration

  Material Terms:

  Type of security sold: Equity - Series B Non-Voting Preferred Stock & Warrants to acquire Class B Non-Voting Common Stock

  Final amount sold: $610,083.75 (combination of principal/outstanding balances and interest)

  Warrants Issued: Class B Non-Voting Common Stock Warrants, up to 480,000 warrant shares. The exercise price of such warrants is $1.25 per share. The warrant expiration date is April 1, 2025, subject to early termination upon an initial public offering of the Company's capital stock and certain corporate transaction events as described in the warrants.

Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors, and consultants, some of whom are affiliates of the Company. NOTE: Such amount raised excludes the up to $600,000 of contingent proceeds receivable, if and when the warrants issued as part of the offering are exercised.

Date: April 10, 2020

Offering exemption relied upon: 506(b)

NOTE-*additional information, related party debt conversion*: This Rule 506(b) offering was a limited offering for the purposes of restructuring and satisfying certain related party liabilities through conversion to equity in lieu of cash payment.

- **Name of Individual**: John R. (Grizz) Deal

  Relationship to Company: Director & Officer

  Nature / amount of interest in the transaction: Cash advance for equipment purchases on behalf of the Company – Varies

  Material Terms: The Company from time to time makes cash advances to Mr. Deal, through an entity controlled by Mr. Deal, for the purposes of facilitating equipment purchases on behalf of the Company. The aggregate amount of such cash advances, for planned equipment purchases not yet completed, was $20,047 as of December 31, 2020, $30,121 as of December 31, 2021, $60,692 as of December 31, 2022, $58,922 as of December 31, 2023 and is not more than $58,922 as of December 31, 2024 and as of the date of this Annual Report. The equipment purchases subject to these cash advances may be funded from proceeds of equity offerings, including the recently concluded crowdfunding campaign. The receivable(s) associated with these advances as of December 31, 2023 and December 31, 2022, respectively, are included in the Current Assets/Due from related party line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. The receivable(s) associated with these advances as of December 31, 2024 will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

- **Name of Individual**: Related Persons (as described below)

  Relationship to Company: Existing Stockholders and persons affiliated, related, or connected to existing stockholders, including existing stockholders John (Michael) Bell and Robert S. Bednarz, Ph.D. each of whom holds a current director position with the Company.

  Nature / amount of interest in the transaction: Reimbursement of Company expenses - $237,500.00 in total (of which $122,000.00 was outstanding as of 31 December 2023 and $237,500.00 was outstanding as of 31 December 2024 and remains outstanding as of the date of this Annual Report). The amounts advanced range from $1,000 to $66,000 per existing stockholder or other person affiliated, related, or connected to the existing stockholder. The portion of this $237,500.00 advanced by existing stockholder and current director John (Michael) Bell is $5,500, the portion of this $237,500.00 advanced by existing stockholder and current director Robert S. Bednarz, Ph.D., individually or jointly with his spouse, is $66,000, and the portion of this $237,500.000 advanced by existing stockholder recently appointed non-voting board observer Robert C. Rowe, individually or jointly with his spouse, is $25,000. Current director Robert S. Bednarz, Ph.D., individually or jointly with his spouse, was paid a nominal fee in the amount of $250 for expedited processing of a $12,500 advance made in mid-January 2024 that was repaid in late January 2024 and is not reflected in the $237,500.00 amount owed.

Material Terms: To manage cash flow needs prior to or during the Company's crowdfunding campaigns, existing stockholders of the Company, including existing stockholders John (Michael) Bell and Robert S. Bednarz, Ph.D. who hold current director positions with the Company, and other persons affiliated, related or connected to existing stockholders, advanced funds on behalf of the Company for payment of Company expenses. These are expense reimbursement obligations/payables that do not bear interest and will be reimbursed at a date mutually agreed to by the Company and each relevant existing stockholder. The Company may repay these obligations from proceeds of equity offerings, including the initial crowdfunding campaign and any one or more of the crowdfunding campaigns pursuant the Company's existing equity crowdfunding strategy, as further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of this Annual Report). These obligations as of December 31, 2023 and December 31, 2022, respectively, are included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. These obligations as of December 31, 2024 will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

- **Name of Individual**: Related Persons (as described below)

  Relationship to Company: Existing Stockholders and persons affiliated, related, or connected to existing stockholders

  Nature / amount of interest in the transaction: Short-term term loans for working capital purposes: Up to $250,000.00 (principal amount)*, of which $0.00 was outstanding as of 31 December 2023; approximately $59,410 ($58,500 in principal and approx. $910 in accrued interest) was outstanding as of 31 December 2024; and approximately $149,532 ($144,000 in principal and approx. $5,532 in accrued interest) is outstanding as of 31 March 2025, with the amounts advanced as of 31 March 2025 ranging from $2,500.00 to $50,000.00 per existing stockholder or other person affiliated, related, or connected to the existing stockholder ($5,000 has been advised by existing stockholder and current director John (Michael) Bell and $3,000 has been advanced by existing stockholder and current director Robert S. Bednarz, Ph.D., individually or jointly with his spouse). This leaves up to $106,000 (principal amount) available to be borrowed by the Company, including any amounts borrowed between 31 March 2025 and the date of this Annual Report.
  *$250,000 is the maximum principal amount authorized by the Company's Board of Directors as of the date of this Annual Report. This maximum principal amount may be increased by supplemental Board authorization after the date of this Annual Report.

- **Material Terms**: To facilitate the launch of this Series CF Crowdfunding Offering #2, existing stockholders of the Company and persons affiliated, related, or connected to existing stockholders have made short-term loans to the Company for working capital purposes, which loans are evidenced by written promissory notes executed by the Company. The Company anticipates it will continue to incur additional indebtedness on these terms after the date of this Annual Report, estimated at between $50,000 to $122,000 (principal amount, excluding interest), for maximum total indebtedness of $250,000 (principal amount, excluding interest), pending outcome of the Series CF Crowdfunding Offering #2 and timing of disbursements of capital raised pursuant to the Series CF Crowdfunding Offering #2. As noted above, maximum principal amount may be increased by supplemental Board authorization after the date of this Annual Report. All unpaid amounts owed pursuant to the terms of these notes bear interest at a rate of interest equal to 16% per annum, compounded annually; such interest rate increases to the maximum interest rate permitted by applicable law (currently, 45% per annum under Colorado law) if a payment default occurs in the future under the note. The scheduled maturity date of each note is May 31, 2025. No payments of interest or principal are required prior to maturity. The Company may prepay the indebtedness of the note in part or in full at any time, provided that, prepayment shall accrue at least three months of interest. Each note states that it shall be secured with Company assets as well as guaranteed personally by the Company CEO. The Company may repay these obligations from proceeds of equity offerings, including this Series CF Crowdfunding Offering #2. The principal amount of each of these notes is an obligation that is included in the Current Liabilities/Notes payable line item in the Company's financial statements (balance sheets). Since these notes were issued during 2024 and 2025 (to the date of this Annual Report) the indebtedness evidenced by these notes is not reflected in the Company's financial statements (balance sheets) included as Exhibit C to this Annual Report. These obligations, to the extent outstanding as of December 31, 2024, will be included in the Current Liabilities/Accounts payable line item in the Company's pending financial statements for the most recent fiscal year ending December 31, 2024, which financial statements are expected to be published no later than the Regulation Crowdfunding annual report filing deadline at the end of April 2025.

- **Name of Individual**: John R. (Grizz) Deal & Deborah A. (Deal) Blackwell
  Relationship to Company: John R. (Grizz) Deal, Director & Officer; Deborah A. (Deal) Blackwell, Officer
  Nature / amount of interest in the transaction: Disclosure of family relationships among management team members.
  Material Terms: John R. (Grizz) Deal, a director and officer of the Company, and Deborah A. (Deal) Blackwell, an officer of the Company, are siblings.

- **Name of Individual**: All Directors & Officers of the Company
  Relationship to Company: Director and/or Officer
  Nature / amount of interest in the transaction: Disclosure of interests of current directors and officers in the Company's securities.
  Material Terms: All directors and officers of the Company have direct or indirect interests in the Company's securities. Investment/purchase amounts vary.

[Remainder of this page intentionally left blank.]

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.ixwater.com/investor.

The Company must continue to comply with the ongoing reporting requirements until:
>   (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
>   (2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
>   (3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
>   (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
>   (5) it liquidates or dissolves its business in accordance with state law.

Attachments to this Annual Report

Addendum 1 Description of Capital Stock
Addendum 2 Summary of Special Dividend Entitlement – Issued Shares of
            Series CF Non-Voting Preferred Stock
Exhibit A   Existing Certificate of Incorporation of IX Power Clean Water, Inc.
Exhibit B   Existing Stockholder Agreement of IX Power Clean Water, Inc.
Exhibit C   2023-2022 Audited Financial Statements and Independent Account's Report
            for IX Power Clean Water, Inc.

ADDENDUM 1
TO THE FORM C-AR/A AMENDED AND RESTATED ANNUAL REPORT
FILED ON 8 APRIL 2025

DESCRIPTION OF CAPITAL STOCK; TRANSFER RESTRICTIONS; STOCKHOLDER AGREEMENT

*The terms "**IX Water**," "**Nine Power**," the "**Company**," "**we**," "**us**," and "**our**" refer to IX Power Clean Water, Inc.*

*All references in this Addendum 1 to "**the Annual Report**" or "**this Annual Report**" refer to the Company's Form C-AR/A Amended and Restated Annual Report filed on 8 April 2025, including all exhibits and addendums thereto. This Addendum 1 is attached to and made a part of such Annual Report. All references to in this Addendum 1 to "**this Addendum**" mean this Addendum 1.*

All references in this Addendum to "$" or "dollars" are to United States dollars unless specifically stated otherwise.

This Addendum is comprised of three Parts:

- Part I - Description of Capital Stock (pages 1 to 21 of this Addendum)
- Part II - Transfer Restrictions (page 22 of this Addendum).
- Part III - Stockholder Agreement (pages 23 to 30 of this Addendum).

PART I, DESCRIPTION OF CAPITAL STOCK

*Our current certificate of incorporation is the Second Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on 25 October, 2022, a copy of which is attached as Exhibit A to this Annual Report (the "**Existing Certificate of Incorporation**"). Our current bylaws are our bylaws adopted September 17, 2014 and amended February 3, 2020, a copy of which are available to prospective investors upon request to the Company (the "**Bylaws**"). The current stockholder agreement in effect among the Company and its stockholders is the Third Amended and Restated Stockholder Agreement, dated as of 26 October, 2022, by and among the Company and its stockholders from time to time party thereto, a copy of which agreement as in effect on date of this Annual Report is attached as Exhibit B to this Annual Report (the "**Existing Stockholder Agreement**").*

The following is a summary of the rights of the Company's Common Stock and Preferred Stock and certain provisions of our Existing Certificate of Incorporation, Existing Bylaws and Existing Stockholder Agreement, as in effect on the date of this Annual Report (provided, however, that nothing in this Annual Report prevents or limits the Company, with any requisite Board of Director and/or stockholder approvals, from amending, restating, supplementing or otherwise modifying any such documents and agreements after the date of this Annual Report). This summary does not purport to be complete and is qualified in its entirety by the provisions of our Existing Certificate of Incorporation, Existing Bylaws and Existing Stockholder Agreement, and to the applicable provisions of Delaware law.

I. CERTAIN DEFINITIONS

The terms "***this Addendum***," "***Bylaws***," "***Company***," "***Existing Certificate of Incorporation***," "***Existing Stockholder Agreement***," "***the Annual Report***," "***this Annual Report***", "**IX Water**," "**Nine Power**," "***our***," "**we**," and "***us***," have the meanings given to such terms above on this p. 1 of this Addendum. In addition, the following terms, when used in this Addendum, have the following meanings:

"***A/B Preferred Stock***" means, collectively, the Series A Preferred Stock and the Series B Non-Voting Preferred Stock (for clarity, the A/B Preferred Stock is limited to the Series A Preferred Stock and the Series B Non-Voting Preferred Stock only and does not include the Series CF Non-Voting Preferred Stock).

"***Class A Common Stock***" means shares of the Company's Class A Common Stock, par value $0.001 per share.

"***Class B Non-Voting Common Stock***" means shares of the Company's Class B Non-Voting Common Stock, par value $0.001 per share.

"***Common Stock***" means shares of the Company's common stock, par value $0.001 per share, including all shares of the Company's Class A Common Stock and Class B Non-Voting Common Stock.

"**Company Securities**" means "securities" as defined in Section 2(a)(1) of the Securities Act of 1933, as amended, and includes capital stock or other equity interests or any options, warrants or other Company Securities that are directly or indirectly convertible into, or exercisable or exchangeable for, capital stock or other equity or equity-linked interests, including phantom stock and stock appreciation rights.

"**Crowdfunding Investors**" means:

(i) the Initial Crowdfunding Offering Investors;

(ii) the Series CF Crowdfunding Offering Investors; and

(iii) as applicable, any and all of such persons' respective successor(s) or permitted assignee(s) in accordance with the Prior Stockholder Agreement or the Existing Stockholder Agreement.

All Crowdfunding Investors either have joined or otherwise become a party to and are referred to, or will join or otherwise become a party to and will be referred to, as "Additional Stockholders" in the Existing Stockholder Agreement and are not part of the defined "Investors" stockholder group for purposes of the Existing Stockholder Agreement. *See* Part III of this Addendum ("*Stockholder Agreement*"; pp. 23-30 of this Addendum).

"**Deemed Liquidation Event**" means, unless otherwise agreed by the written consent or affirmative vote of the Requisite A/B Preferred Holders (as defined below) and the Company, any the following events:

Acquisition. Any (i) consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, which results in the voting securities of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of Company or such surviving or successor entity outstanding immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which more than 50% of the Company's voting power is transferred, but excluding any consolidation or merger effected solely for the purpose of reincorporating the Company in another state or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction; or (ii) sale of shares of capital stock of the Company, in a single transaction or series of related transactions, representing more than 50% of the voting power of the voting securities of the Company, but excluding any transaction or series of transactions principally for bona fide equity financing purposes in which the Company issues new securities primarily for cash or the cancellation or conversion of indebtedness of the Company or a combination thereof for the purpose of financing the operations and business of the Company; or

Asset Transfer. A sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company, in a single transaction or series of related transactions (excluding, however, any license (whether or not exclusive) that is granted or entered into in the ordinary course).

provided, *however*, that an event that triggers automatic conversion of the Company's outstanding Preferred Stock into Common Stock in accordance with the Existing Certificate of Incorporation is not a Deemed Liquidation Event.

"**DGCL**" means the General Corporation Law of the State of Delaware.

"**Founder**" means IX Power LLC, a Colorado limited liability company. IX Power LLC is owned by the following members of the Company's existing management team (each owning 20% of IX Power LLC as of the date of this Annual Report): John R. (Grizz) Deal; Randall (Randy) Wilson; Deborah A. (Deal) Blackwell; Dr. Otis (Pete) Peterson; and Dr. L. Robert (Bob) Libutti (deceased; Mary Tendall, surviving spouse and personal representative).

"**Initial Crowdfunding Offering**" means the Regulation Crowdfunding offering (an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)) of the Company hosted on funding portal StartEngine Capital LLC. Such offering was launched in May 2020 and concluded earlier in 2022. The security that was offered, sold and issued in such initial crowdfunding campaign is the Company's Class B Non-Voting Common Stock.

"**Initial Crowdfunding Offering Investors**" means:

(i) The persons who/that acquired shares of Class B Non-Voting Common Stock pursuant to the Initial Crowdfunding Offering in exchange for cash consideration. As of the date of this Annual Report, such persons hold 1,672,899 shares of the Class B Non-Voting Common Stock; and

(ii) StartEngine Capital LLC, the intermediary/funding portal for the Initial Crowdfunding Offering. 31,368 shares of the Class B Non-Voting Common Stock have been issued to StartEngine Capital LLC as equity compensation payable by the Company to StartEngine Capital LLC for services provided by StartEngine Capital LLC to the Company in connection with the Initial Crowdfunding Offering.

"*Liquidation Event"* means the voluntary or involuntary liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event.

"*Preferred Stock*" means collectively, all shares of the Company's preferred stock, par value $0.001 per share, including all shares of the Company's Series A Preferred Stock, Series B Non-Voting Preferred Stock, and Series CF Non-Voting Preferred Stock.

"*Prior Stockholder Agreement* " means the Second Amended and Restated Stockholder Agreement, dated as of May 17, 2018, by and among the Company and its stockholders from time to time party thereto, which agreement has been amended and modified, and for convenience restated in its entirety, by and pursuant to the Existing Stockholder Agreement.

"*Requisite A/B Preferred Holders*" means the holders of a majority of the outstanding shares of the A/B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class (and not as separate series), and on an as-converted basis (*provided* that, for so long as any shares of Series A Preferred Stock remain outstanding, such majority shall include the holders of at least 20% of the outstanding shares of Series A Preferred Stock).

"*Seed Round Investors*" means (i) the persons who/that acquired their shares in the Company's "seed round" (that is, such persons acquired convertible securities in 2012 and 2013 and the indebtedness evidenced by such securities was converted into voting common shares of the Company in late 2013 and early 2014) (see also the section of this Annual Report titled "*Recent Securities Offerings*"), and (ii) as applicable, any and all of such persons' respective successor(s) or permitted assignee(s) in accordance with the Prior Stockholder Agreement or the Existing Stockholder Agreement. As of the date of this Annual Report: (A) the Seed Round Investors hold shares of the Class A Common Stock; (B) the total number of issued and outstanding shares of the Class A Common Stock held by the Seed Round Investors as of the date of this Annual Report is 1,504,601 shares of Class A Common Stock; and (C) the Seed Round Investors were referred to and known as the "Common Investors" under the Prior Stockholder Agreement and are now referred to and known as the Seed Round Investors under Existing Stockholder Agreement, and the Seed Round Investors are also part of the defined "Investors" group for purposes of the Existing Stockholder Agreement.

"*Series A Investors*" means (i) the persons who/that acquired shares of the Company's Series A Preferred Stock pursuant to the Company's Series A Preferred Stock financing at one or more closings for such financing occurring between (and including) the initial closing date of October 6, 2014 and the final closing date of February 14, 2018 (see also the section of this Annual Report titled "*Recent Securities Offerings*"), and (ii) as applicable, any and all of such persons' respective successor(s) or permitted assignee(s) in accordance with the Prior Stockholder Agreement or the Existing Stockholder Agreement. As of the date of this Annual Report: (A) the total number of issued and outstanding shares of the Series A Preferred Stock held by the Series A Investors is 2,021,850 shares of Series A Preferred Stock; (B) certain Series A Investors hold shares of Class A Common Stock (as of the date of this Annual Report, 48,660 shares of Class A Common Stock in the aggregate for all such Series A Investors), acquired in September/October 2019 upon exercise of certain "Early Investor Warrants" issued as part of the Company's Series A Preferred Stock financing; and (C) the Series A Investors were referred to and known as the "Series A Investors" under the Prior Stockholder Agreement and continue to be referred to and known as the Series A Investors under Existing Stockholder Agreement, and the Series A Investors are also part of the defined "Investors" group for purposes of the Existing Stockholder Agreement.

"*Series A Preferred Stock*" means collectively, all shares of the Company's Series A Preferred Stock, par value $0.001 per share.

"*Series B Investors*" means (i) the persons who/that acquired shares of the Series B Non-Voting Preferred Stock pursuant to any one or more of (x) the first and only closing of the Company's Rule 506(c) offering of its Series B Non-Voting Preferred Stock that occurred in May 2018, (y) closings of the Company's Rule 506(b) offering of its Series B Non-Voting Preferred Stock and certain Class B Non-Voting Common Stock warrants that occurred in April 2020 prior to commencement of the Initial Crowdfunding Offering, and/or (z) the closing of the Company's

Rule 506(b) offering of its Series B Non-Voting Preferred Stock that occurred in May 2022 (see also the section of this Annual Report titled "*Recent Securities Offerings*"), and (ii) as applicable, any and all of such persons' respective successor(s) or permitted assignee(s) in accordance with the Prior Stockholder Agreement or the Existing Stockholder Agreement. As of the date of this Annual Report: (A) the total number of issued and outstanding shares of the Series B Non-Voting Preferred Stock held by the Series B Investors is 626,014 shares of Series B Non-Voting Preferred Stock; (B) certain Series B Investors hold warrants to acquire shares of the Class B Non-Voting Common Stock (up to a total of 480,000 shares of the Class B Non-Voting Common Stock are reserved for such warrants as of the date of this Annual Report, but a portion of such 480,000 is expected to be released from such reservation after the date of this Annual Report upon completion of the Company's reconciliation of shares issued pursuant to warrant exercise elections, occurring in connection with the April 1, 2025 warrant expiration date for all of such warrants) as part of the Company's Rule 506(b) offering that occurred in April 2020 prior to commencement of the Initial Crowdfunding Offering; and (C) the Series B Investors were referred to and known as the "Series B Investors" under the Prior Stockholder Agreement and continue to be referred to and known as the Series B Investors under Existing Stockholder Agreement, and the Series B Investors are also part of the defined "Investors" group for purposes of the Existing Stockholder Agreement.

"*Series B Non-Voting Preferred Stock*" means collectively, all shares of the Company's Series B Non-Voting Preferred Stock, par value $0.001 per share.

"*Series CF Crowdfunding Offering(s)"* means any one or more Regulation Crowdfunding offerings (an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)) pursuant to which the security offered, sold and/or issued, as applicable, is the Company's Series CF Non-Voting Preferred Stock. As of the date of this Annual Report, the Series CF Crowdfunding Offering(s) includes the following offering(s): the Series CF Crowdfunding Offering #1; and the Series CF Crowdfunding Offering #2.

"*Series CF Crowdfunding Offering #1"* means the Regulation Crowdfunding offering hosted by Wefunder Portal that launched on 17 November 2022 and concluded on 29 April 2024, as is further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of the Annual Report). This Series CF Crowdfunding Offering #1 has previously been referred to in the Company's Regulation Crowdfunding filings as the "additional crowdfunding campaign" or "the Additional Crowdfunding Offering."

"Series CF Crowdfunding Offering #2" means the Regulation Crowdfunding offering hosted by StartEngine Primary LLC that is launching on or about the date of this Annual Report), as is further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of the Annual Report).

"*Series CF Crowdfunding Offering Investors*" means the persons who/that acquire shares of the Company's Series CF Non-Voting Preferred Stock pursuant to any one or more of the Series CF Crowdfunding Offerings (whether the shares are issued in exchange for cash consideration or are issued as equity compensation for services provided to the Company in connection with the applicable Series CF Crowdfunding Offering and in compliance with Regulation Crowdfunding).

"*Series CF Non-Voting Preferred Stock*" means collectively, all shares of the Company's Series CF Non-Voting Preferred Stock, par value $0.001 per share.

"*Stock Reclassification*" means the 8.2-for-1 forward stock split and stock reclassification effected on May 16, 2018 and more fully described in the Existing Certificate of Incorporation. Such Stock Reclassification included: (i) the reclassification of the original common stock of the Company (all of such original common stock being of a single class) into two separate classes of Common Stock – the Class A Common Stock and the Class B Non-Voting Common Stock; (ii) an 8.2-for-1 forward stock split of all the shares of the Company's original common stock that were issued and outstanding on May 16, 2018 immediately prior to the effectiveness of the Stock Reclassification, with such shares of original common stock being subdivided, reclassified and changed into shares of an authorized Class A Common Stock; and (iii) an 8.2-for-1 forward stock split of all the shares of the Company's Series A Preferred Stock that were issued and outstanding on May 16, 2018 immediately prior to the effectiveness of the Stock Reclassification.

II. AUTHORIZED CAPITAL

As of the date of this Annual Report, the authorized capital of the Company consists of:

- 11,000,000 shares of Class A Common Stock, 8,366,699 shares of which are issued and outstanding as of the date of this Annual Report;

- 6,666,014 shares of Class B Non-Voting Common Stock, of which 1,704,267 are issued and outstanding as of the date of this Annual Report and 605,000 additional shares are reserved for issuance for outstanding warrants (480,000 shares, but a portion of such 480,000 is expected to be released from such reservation after the date of this Form C upon completion of the Company's reconciliation of shares issued pursuant to warrant exercise elections, occurring in connection with the April 1, 2025 warrant expiration date for all of such warrants) and equity compensation awards reserved for, but not yet granted (125,000 shares), as described below in subsection II(B) of this Part I of this Addendum; and

- 4,847,864 shares of Preferred Stock, of which (i) 2,021,850 shares have been designated Series A Preferred Stock, all of which 2,021,850 shares are issued and outstanding as of the date of this Annual Report; (ii) 626,014 shares have been designated Series B Non-Voting Preferred Stock (which is a reduction from the 2,160,000 shares of Series B Non-Voting Preferred Stock initially authorized and designated), all of which 626,014 shares are issued and outstanding as of the date of this Annual Report; and (iii) 2,200,000 shares have been designated Series CF Non-Voting Preferred Stock, of which 188,904 shares are issued and outstanding as of the date of launch of the Series CF Crowdfunding Offering #2 (all of which 188,904 shares of Series CF Non-Voting Preferred Stock were issued pursuant to Series CF Crowdfunding Offering #1).

The following additional information in this "*Authorized Capital*" section of this Addendum is provided as of the date of this Annual Report, and all of the share numbers and price per share figures described herein take into account, and have been adjusted for, the Stock Reclassification.

A. *Class A Common Stock (11,000,000 shares currently authorized)*

i. Issued Shares:

The 8,366,699 issued and outstanding shares of Class A Common Stock are held as follows:

- 6,813,438 shares are held by the Founder.

- 1,504,601 shares are held by the Seed Round Investors. The original issue price for such shares is $0.3246 per share (which per share price reflects adjustment for the Stock Reclassification), subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

- 48,660 shares are held by certain Series A Investors, who acquired such shares upon exercise of common stock warrants that were issued as part of the early closings of the Series A Preferred Stock financing (October 6, 2014 through the end of January 2015). The maximum number of shares of Class A Common Stock that could have been issued upon exercise of such warrants was 68,832 shares, but only 48,660 shares were actually issued upon exercise of such warrants. The exercise price for such warrants was $0.3246 per share. The warrants expired on October 6, 2019 (the 5th anniversary of the initial closing date of the Series A Preferred Stock financing), so no additional shares of Class A Common Stock will be issued in connection with these warrants.

ii. Options/Warrants: None at this time.

iii. Authorized but Unissued Shares - Share Reservation for Series A Preferred Stock:

The Series A Preferred Stock is convertible into the Class A Common Stock, so the Company has reserved 2,021,850 of the 2,633,301 authorized but unissued shares of Class A Common Stock for conversion of the Series A Preferred Stock in accordance with the provisions of the Existing Certificate of Incorporation.

iv. Authorized but Unissued Shares - No Share Reservations; Available for Issuance:

After taking into account the share reservations described above, the Company has 611,451 of its authorized but unissued shares of Class A Common Stock available for issuance. *See also* the subsection II(F) below of this Part I of this Addendum titled "*Authorized but Unissued Shares - Additional Information/Dilution.*"

B. *Class B Non-Voting Common Stock (6,666,014 shares currently authorized)*

i. Issued Shares: The 1,704,267 issued and outstanding shares of Class B Non-Voting Common Stock are held as follows:

- 1,672,899 shares of Class B Non-Voting Common Stock are held by the Initial Crowdfunding Offering Investors (excluding StartEngine Capital, LLC, the intermediary/funding portal for the Initial Crowdfunding Offering), including certain directors and officers who invested personal funds in the Initial Crowdfunding Offering. Such 1,672,899 shares were issued in exchange for approximately $1,960,512.50 cash consideration. 104,489 of such 1,672,899 shares are "bonus shares" that were issued in the Initial Crowdfunding Offering (which equates to approx. 6.7% of the 1,568,410 total subscribable shares issued in the Initial Crowdfunding Offering).

- 31,368 shares of Class B Non-Voting Common Stock are held by StartEngine Capital, LLC, the intermediary/funding portal for the Initial Crowdfunding Offering. Such 31,368 shares constitute the equity compensation payable by the Company to StartEngine Capital, LLC for services provided to, or for the benefit of, the Company in connection with the Initial Crowdfunding Offering (which is shares of Class B Non-Voting Common Stock of the Company equal to two percent (2%) of the $1,960,512.50 total amount of investments raised in the Initial Crowdfunding Offering).

ii. Options/Warrants:

- 480,000 shares of Class B Non-Voting Common Stock are reserved by the Company for warrants issued to certain Series B Investors as part of the Company's Rule 506(b) offering that occurred in April 2020 prior to commencement of the Initial Crowdfunding Offering. The exercise price of such warrants is $1.25 per share. The warrant expiration date is April 1, 2025, subject to early termination upon an initial public offering of the Company's capital stock and certain corporate transaction events as described in the warrant. As of the date of this Annual Report, the Company is completing a reconciliation of shares issued pursuant to warrant exercise elections that are occurring in connection with the April 1, 2025 warrant expiration date for all of such warrants. The 480,000 shares currently reserved for these warrants will, upon completion of the Company's reconciliation of warrant exercise elections, be reduced to equal the total number of shares for which the warrants are exercised. The Company expects that the warrants will be exercised, in the aggregate, for a number of shares less than 480,000.

- 125,000 shares (increased from the most recent share reserve of 82,000 shares) of Class B Non-Voting Common Stock are reserved by the Company for stock options or other equity compensation awards issuable to employees or directors of, or consultants or advisors to, the Company, reserved but unissued and not yet outstanding.

iii. Authorized but Unissued Shares - Share Reservation for Series B Non-Voting Preferred Stock:

Since the Series B Non-Voting Preferred Stock is convertible into the Class B Non-Voting Common Stock, the Company has reserved up to 626,014 of the authorized but unissued shares of Class B Non-Voting Common Stock (equivalent to the total number of legally authorized shares of Series B Non-Voting Preferred Stock) for conversion of the Series B Non-Voting Preferred Stock in accordance with the provisions of the Existing Certificate of Incorporation. The 626,014 total authorized share figure reflects a reduction from the 2,160,000 shares of Series B Non-Voting Preferred Stock initially authorized and designated.

iv. Authorized but Unissued Shares - Share Reservation for Series CF Non-Voting Preferred Stock:

Since the Series CF Non-Voting Preferred Stock is convertible into the Class B Non-Voting Common Stock, the Company has reserved up to 2,200,000 of the authorized but unissued shares of Class B Non-Voting Common Stock (equivalent to the total number of legally authorized shares of Series CF Non-Voting Preferred Stock) for conversion of the Series CF Non-Voting Preferred Stock in accordance with the provisions of the Existing Certificate of Incorporation.

v. Authorized but Unissued Shares - No Share Reservations; Available for Issuance:

After taking into account the share reservations described above, the Company has a minimum of 1,530,733 of its authorized but unissued shares of Class B Non-Voting Common Stock available for issuance. *See also* the subsection II(F) below of this Part I of this Addendum titled "*Authorized but Unissued Shares - Additional Information/Dilution*." This number could increase if any of the above-described share reservations are eliminated or reduced. For example, if less than all of the 2,200,000 legally authorized shares of Series CF Non-Voting Preferred end up being issued by the Company pursuant to the applicable Series CF Crowdfunding Offerings, the total number of shares of Class B Non-Voting Common Stock reserved for conversion of the Series CF Non-Voting Preferred would be reduced.

C. *Series A Preferred Stock (2,021,850 shares currently authorized)*

All of the 2,021,850 issued and outstanding shares of Series A Preferred Stock are held by the Series A Investors, and there are no authorized but unissued shares of the Series A Preferred Stock.

The original issue price of the Series A Preferred Stock (including for calculating liquidation preferences and for purposes of price-based anti-dilution protection) is $0.749512 per share (which per share price reflects adjustment for the Stock Reclassification), subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

D. *Series B Non-Voting Preferred Stock (626,014 shares currently authorized)*

All of the 626,014 issued and outstanding shares of Series B Non-Voting Preferred Stock are held by the Series B Investors, and, as of the date of the filing of the Existing Certificate of Incorporation (pursuant to which the number of authorized shares of the Series B Non-Voting Preferred Stock was reduced from 2,160,000 shares to 626,014 shares), there are no authorized but unissued shares of the Series B Non-Voting Preferred Stock.

The original issue price of the Series B Non-Voting Preferred Stock (including for calculating liquidation preferences and for purposes of price-based anti-dilution protection) is $1.25 share, subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

E. *Series CF Non-Voting Preferred Stock (2,200,000 shares currently authorized)*

i. Issued Shares – Series CF Crowdfunding Offering #1: As of the date of launch of the Series CF Crowdfunding Offering #2, there are 188,904 issued and outstanding shares of the Series CF Non-Voting Preferred Stock all of which shares were issued pursuant to the Series CF Crowdfunding Offering #1 (including 17,170 "bonus shares," equivalent to 10% "bonus shares") and in exchange for $429,335 aggregate cash consideration.

ii. Authorized but Unissued Shares – Series CF Crowdfunding Offerings:

- The Series CF Non-Voting Preferred Stock has been approved by the Company's Board of Directors and its requisite stockholders for use in equity crowdfunding campaigns for the foreseeable future (designated as three years from the launch of the Series CF Crowdfunding Offering #1, so through 17 November 2025), to raise up to $5 million of new capital across all Series CF Crowdfunding Offerings. This is sometimes referred to in the Company's recent Regulation Crowdfunding filings, and this Annual Report, as the Company's "existing equity crowdfunding strategy." Any shares reserved for a particular Series CF Crowdfunding Offering that are not actually issued in such offering become available for offer, sale and/or issuance, as the case may, pursuant to any one or more other applicable Series CF Crowdfunding Offerings. The 2,200,000 total authorized share figure for the Series CF Non-Voting Preferred Stock includes an allocation of up to a total of 200,000 shares of Series CF Non-Voting Preferred Stock (approximately $500,000 equivalent value at the $2.50 per share price), to be allocated toward funding portal equity compensation and any portal owners' bonus programs and/or other bonus/perk programs, in each case as is approved by Company management (subject to any limitations or conditions imposed by the Company's Board of Directors, if applicable).

- Up to 880,000 shares of the Series CF Non-Voting Preferred Stock were originally reserved for, and allocated to, the offer, sale and/or issuance, as the case may be, to qualified purchasers in the Series CF Crowdfunding Offering #1 (this number included up to 80,000 shares allocated to "bonus shares" for such Series CF Crowdfunding Offering #1, which represents a maximum "bonus shares" allocation of 10% "bonus shares"). This was a maximum share reservation. No equity compensation was issuable to the intermediary/funding portal for the Series CF Crowdfunding Offering #1. The Series CF Crowdfunding Offering #1 concluded 29 April 2024 and the $2 million maximum offering amount was not fully raised at conclusion of the offering; accordingly, the actual number of shares issued in the Series CF Crowdfunding Offering #1, including "bonus shares," was less than the reserved shares figure. All shares reserved for the Series CF Crowdfunding Offering #1, but not actually issued, have become available for offer, sale and/or issuance, as the case may, pursuant to any one or more other applicable Series CF Crowdfunding Offerings, including this Series CF Crowdfunding Offering #2.
- Following the conclusion of the Series CF Crowdfunding Offering #1, the number of authorized but unissued shares of Series CF Non-Voting Preferred Stock is 2,011,096 shares, of which 182,830 shares (approximately $457,075 equivalent value at the $2.50 per share price) are reserved and authorized for Series CF Crowdfunding Offerings other than the Series CF Crowdfunding Offering #1, to be allocated toward funding portal equity compensation and any portal owners' bonus programs and/or other bonus/perk programs, in each case as is approved by Company management (subject to any limitations or conditions imposed by the Company's Board of Directors, if applicable.
- For this Series CF Crowdfunding Offering #2, up to 1,282,830 shares of the Series CF Non-Voting Preferred Stock are reserved for, and allocated to, the offer, sale and/or issuance, as the case may be, to qualified purchasers in this Series CF Crowdfunding Offering #2. This number includes: (i) up to 1,100,000 subscribable shares based on the maximum offering amount of $2,750,000.00 (determined by dividing $2,750,000.00 by the per share price of the offering of $2.50 per share); (ii) up to 11,000 allocated to equity compensation payable by the Company to StartEngine Primary, LLC for services provided to, or for the benefit of, the Company in connection with the Series CF Crowdfunding Offering #2 (which is shares of Series CF Non-Voting Preferred Stock of the Company equal to one percent (1%) of the $2,750,000.00 maximum offering amount of the Series CF Crowdfunding Offering #2), and (iii) up to 171,830 shares allocated to "bonus shares" for the Series CF Crowdfunding Offering #2, which represents a maximum "bonus shares" allocation of approximately 15.6% "bonus shares" for this particular offering). This is a maximum share reservation; not all of the reserved shares may end up being issued in this Series CF Crowdfunding Offering #2. The number of reserved shares actually issued depends on the number of investors who/that meet the eligibility criteria for "bonus shares" in this Series CF Crowdfunding Offering #2.

F. *Authorized but Unissued Shares - Additional Information/Dilution*

i. Series CF Non-Voting Preferred Stock: As discussed above in subsection II(E) of this Part I of this Addendum, the Series CF Non-Voting Preferred Stock has been approved by the Company's Board of Directors and its requisite stockholders for use in equity crowdfunding campaigns for the foreseeable future (designated as three years from the launch of the Series CF Crowdfunding Offering #1, so through 17 November 2025), to raise up to $5 million of new capital across all Series CF Crowdfunding Offerings. This is sometimes referred to in the Company's recent Regulation Crowdfunding filings, and this Annual Report, as the Company's "existing equity crowdfunding strategy." It is noted that, as of the date of this Annual Report, the Company has adopted an updated overall capital raising strategy, discussed in the section of the Annual Report titled "*Updated Overall Capital Raising Strategy*" (p. 27 of the Annual Report).

ii. Common Stock. In addition, after taking into account the share reservations described above in subsections I(A) and 1(B) of this Part I of this Addendum, the Company has the following authorized but unissued shares available for issuance: (i) 611,451 authorized but unissued shares of Class A Common Stock; and (iii) a minimum of 1,530,733 authorized but unissued shares of Class B Non-Voting Common Stock. The Company may issue and sell any or all of these authorized but unissued shares of Common Stock on such terms and conditions as the Company's Board of Directors, in its sole discretion, may determine without consent of any of the Series CF Crowdfunding Offering Investors or any of the other stockholders of the Company. For example, but without limitation, the Company's Board of Directors may determine to issue shares of such Common Stock, or options or other securities convertible or exercisable into shares of such Common Stock (a) in connection with future offerings of its debt or equity securities (whether now existing or authorized in the future, and including any and all securities that may be authorized and issued in connection with the Company's updated overall capital raising strategy described in the "Updated Overall Capital Raising Strategy" section of this Annual Report), (b) pursuant to equity incentive awards to qualified employees, non-employee directors, consultants or advisors, (c) pursuant to the acquisition of another company by the Company by merger, consolidation, purchase of substantially all of the assets or similar business combination, (d) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships, or (e) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction. All of the issuances described in the foregoing clauses (b) through (e) are exempt from the price-based anti-dilution protection for the Preferred Stock. If the Company's Board of Directors authorizes an issuance of any such authorized but unissued shares of Common Stock that is not exempt from the price-based anti-dilution protection for the Preferred Stock (or any series of the Preferred Stock), then the issuance would be subject to and trigger (unless waived) such price-based anti-dilution protection. The price-based anti-dilution protection of the Preferred Stock, including the Series CF Non-Voting Preferred Stock (which is the security reserved for offer, sale and/or issuance, as the case may be, in the Series CF Crowdfunding Offerings), is summarized in subsection IX(B) of this Part 1 of this Addendum.

   iii.   <u>Dilution</u>. Any issuance of additional shares or other securities of the Company, including any and all securities that may be authorized and issued in connection with the Company's updated overall capital raising strategy described in the "Updated Overall Capital Raising Strategy" section of this Annual Report, has the potential for dilution. *See* the "*Dilution*" section of this Annual Report.

III. COMMON STOCK - EQUAL STATUS AND RELATIONSHIP TO THE PREFERRED STOCK

Except as provided in the Existing Certificate of Incorporation (*see* Section B of Article IV of the Existing Certificate of Incorporation; for example, in respect of voting rights), the Class A Common Stock and Class B Non-Voting Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. The voting, dividend and liquidation rights of the holders of each class of Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

IV. VOTING RIGHTS

A. Voting Rights - Overview

Except as set forth in the Existing Certificate of Incorporation or as otherwise required by the DGCL or other applicable law which cannot be superseded by the provisions of the Existing Certificate of Incorporation:

- the holders of the Class A Common Stock and, so long as any shares of the Series A Preferred Stock remain outstanding the holders of the Series A Preferred Stock, possess exclusively all voting power; and

- the holders of shares of each of the following Company Securities have <u>no</u> voting rights: (1) the Series CF Non-Voting Preferred Stock (which is the security reserved for offer, sale and/or issuance, as the case may be, in the Series CF Crowdfunding Offerings); (2) the Series B Non-Voting Preferred Stock; and (3) Class B Non-Voting Common Stock (which is the Common Stock security into which shares of the Series B Non-Voting Preferred Stock are convertible are convertible as described in Section VIII of Part I of this Addendum), have no voting rights.

B. Voting Stock

(i) Voting Rights Generally.

(1) **Class A Common Stock.** The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided*, *however*, that, except as otherwise required by the DGCL or other applicable law, holders of Class A Common Stock, as such, are not entitled to vote on any amendment to the Existing Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Existing Certificate of Incorporation or pursuant to the DGCL.

(2) **Series A Preferred Stock**. Each holder of Series A Preferred Stock is entitled to one vote for each share of Class A Common Stock into which such share of Preferred Stock could be converted. Fractional votes are not permitted, and any fractional voting rights available on an as-converted to Class A Common Stock basis will be rounded to the nearest whole number (with one-half being rounded upward). Except as set forth in the Existing Certificate of Incorporation or as otherwise required by the DGCL or other applicable law which cannot be superseded by the provisions of the Existing Certificate of Incorporation, holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Class A Common Stock.

(ii) No Cumulative Voting. The Company has not provided for cumulative voting for the election of directors.

(iii) Composition of Board of Directors. There are agreements in place for the holders of voting stock of the Company to vote such stock to achieve a particular structure of the Company's Board of Directors. These agreements are set forth in Section C(2) of Article IV of the Existing Certificate of Incorporation and in Section 3.2 of the Existing Stockholder Agreement. These agreements remain in effect for so long as the total number of shares of Series A Preferred Stock that are issued and outstanding represent at least 10.0% (reduced, in connection with the authorization of the Series CF Non-Voting Preferred Stock, from 15.0%) of the capital stock of the Company calculated on a fully-diluted basis. The agreements pertaining to the structure of the Board of Directors are:

(1) The size of the Board is fixed at five (5) directors.

(2) The holders of the Company's Series A Preferred Stock, exclusively and as a separate class, are entitled to elect one director of the Company (the "**Series A Director**"), and to remove and fill vacancies in the Series A Director seat. The individual to serve as the Series A Director from time to time is designated and elected by the holders of a majority of the outstanding shares of Series A Preferred Stock (voting together separately as a single class).

(3) The holders of the Company's Class A Common Stock, exclusively and as a separate class, are entitled to elect three directors of the Company (the "**Class A Common Directors**"), and to remove and fill vacancies in the Class A Common Director seats. The Founder has the right to designate the individuals to serve in two of the Class A Common Director seats, and the holders of a majority of the outstanding shares of Class A Common Stock (voting together separately as a single class), have the right to designate the individual to serve in the third Class A Common Director seat.

(4) The holders of the shares of Class A Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class, are entitled to elect the balance of the total number of directors of the Company. Pursuant to the Existing Stockholder Agreement, the individual to serve as the fifth director is designated by agreement of the remaining directors.

(iv) Series A Voting Protective Provisions. As part of the Series A Preferred Stock financing, the Series A Investors were granted certain special voting rights, which give the holders of the Series A Preferred Stock the right to approve, as a separate class, the matters set forth below. These special voting rights are set forth in Section C(2)(a)(iii) of the Existing Certificate of Incorporation. These special voting rights grant the holders of the Series A Preferred Stock the ability to influence or block certain material decisions affecting the

Company, including a future sale of the Company. These special voting rights remain in effect for so long as at least 1,010,925 shares of Series A Preferred Stock remain outstanding (which is equivalent to approximately 50% of the shares of Series A Preferred Stock that are issued and outstanding as of the date of this Annual Report). Such share number takes into account and has been adjusted for the Stock Reclassification but is subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. These special voting rights apply to:

(1) Any amendment, alteration or repeal of any provision of the Company's certificate of incorporation that adversely affects any of the rights, privileges, or preferences of the Series A Preferred Stock or any merger, consolidation or recapitalization that adversely affects any of the rights, privileges, or preferences of the Series A Preferred Stock;

(2) Any alteration or change relating to the preferences or privileges of the Series A Preferred Stock;

(3) Any Deemed Liquidation Event to which the Company or any subsidiary of the Company is a party (including any agreement by the Company or any subsidiary with respect to a Deemed Liquidation Event); and

(4) Any dissolution, liquidation or winding up of the Company, or any consent of the Company to any of the foregoing.

(v) Separate Class Votes Pursuant to the DGCL. The DGCL provides that the holders of a class or series of capital stock of a Delaware corporation have the right to vote separately as a single class in certain circumstances. Section 242(b)(2) of the DGCL could require the holders of any of the outstanding shares of the Class A Common Stock or Series A Preferred Stock to vote separately as a single class in the following circumstances:

(1) If the Company amended its certificate of incorporation to increase or decrease the aggregate number of authorized shares of such class, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

(2) If the Company amended its certificate of incorporation to increase or decrease the par value of the shares of a class of stock, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

(3) If the Company amended its certificate of incorporation in a manner that altered or changed the powers, preferences, or special rights of the shares of a class of stock so as to affect them adversely, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

C. Non-Voting Stock

(i) Limited Voting Rights of the Class B Non-Voting Common Stock. The Class B Non-Voting Common Stock is the Common Stock into which the shares of Series CF Non-Voting Preferred Stock issued in any one or more of the Series CF Crowdfunding Offerings are convertible, as further described Section VIII of this Part I of this Addendum. Pursuant to the Existing Certificate of Incorporation (*see* Section B(2)(b) of Article IV of the Existing Certificate of Incorporation), the voting rights of the holders of Class B Non-Voting Common Stock are limited to the following:

(1) The holders of Class B Non-Voting Common Stock have the right to vote as a separate class on a Liquidation Event, or any recapitalization or reorganization, in each case in which shares of Class B Non-Voting Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Class A Common Stock or would otherwise be treated differently from shares of Class A Common Stock in connection with such transaction, *provided that,* shares of Class B Non-Voting Common Stock may, without any consent or vote of the holders of Class B Non-Voting Common Stock, receive or be exchanged for non-voting Company Securities which are otherwise identical on a per share basis in amount and form to the voting Company Securities received with respect to or exchanged for the Class A Common Stock so long as all other consideration is identical to that received by the Class A Common Stock on a per share basis.

(2) The holders of Class B Non-Voting Common Stock have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided that,* as permitted by the provisions of Section 242(b)(2) of the DGCL, the Existing Certificate of Incorporation contains provisions to eliminate the right of the holders of shares of Class B Non-Voting Common Stock to vote separately as a single class if the number of authorized shares of the Class B Non-Voting Common Stock is increased or decreased.

(3) The holders of Class B Non-Voting Common Stock have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subparagraphs (1) or (2) above), and which cannot be superseded by the provisions of the Existing Certificate of Incorporation.

As to the limited voting rights described above, the holders of the Class B Non-Voting Common Stock are entitled to one vote for each share of Class B Non-Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

(ii) Limited Voting Rights of the Series B Non-Voting Preferred Stock. Pursuant to the Existing Certificate of Incorporation (*see* Section C(2)(b) of Article IV of the Existing Certificate of Incorporation), the voting rights of the holders of Series B Non-Voting Preferred Stock are limited to the following:

(1) The holders of Series B Non-Voting Preferred Stock have such voting rights as are provided to the holders of the Series B Non-Voting Preferred Stock (consenting or voting together separately as a single class) pursuant to section C(4)(c)(vii) (*No Adjustment of Series B Conversion Price*) of Article IV of the Existing Certificate of Incorporation. Such Section C(4)(c)(vii) addresses waivers of the price-based anti-dilution protection for the Series B Non-Voting Preferred Stock, which waivers can be approved (on behalf of all holders of Series B Non-Voting Preferred Stock) by the holders of a majority of the then outstanding shares of Series B Non-Voting Preferred Stock (voting separately as a single class).

(2) The holders of Series B Non-Voting Preferred Stock have such voting rights as are provided to the holders of the A/B Preferred Stock, as defined above in Section I of this Part 1 of this Addendum (consenting or voting together as a single class and not as separate series) pursuant to section C(3)(d) (*Deemed Liquidation Event*) and section C(4)(b)(i) (*Automatic Conversion)* of Article IV of the Existing Certificate of Incorporation. Such Section C(3)(d) permits the Requisite A/B Preferred Holders (as defined above in this Part I of this Addendum) to agree with the Company that an event otherwise qualifying as a Deemed Liquidation Event will not be treated as a Deemed Liquidation Event, thereby resulting in a waiver of the negotiated liquidation preferences contained in the Existing Certificate of Incorporation for all of the Preferred Stock (which includes not only the Company's Series A Preferred Stock and Series B Non-Voting Preferred Stock, but also the Company's Series CF Non-Voting Preferred Stock – which is the security reserved for offer, sale and/or issuance, as the case may be, in the Series CF Crowdfunding Offerings). Such Section C(4)(b)(i) entitles the Requisite A/B Preferred Holders to approve and effect the automatic conversion of all outstanding shares of all of the Preferred Stock (which includes not only the Company's Series A Preferred Stock and Series B Non-Voting Preferred Stock, but also the Company's Series CF Non-Voting Preferred Stock – which is the security reserved for offer, sale and/or issuance, as the case may be, in the Series CF Crowdfunding Offerings) into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock or Series CF Non-Voting Preferred Stock), based on the then-effective conversion rate (and such shares of Preferred Stock may not be reissued by the Company) at any time.

(3) The holders of Series B Non-Voting Preferred Stock have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided that,* as permitted by the provisions of Section 242(b)(2) of the DGCL, the Existing Certificate of Incorporation contains provisions to eliminate the right of the holders of shares of Series B Non-Voting Preferred Stock to vote separately as a single class if the number of authorized shares of the Series B Non-Voting Preferred Stock is increased or decreased.

(4) The holders of Series B Non-Voting Preferred Stock have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subparagraphs (1), (2) or (3) above), and which cannot be superseded by the provisions of the Existing Certificate of Incorporation.

As to the limited voting rights described above, other than the voting rights described above in subparagraph (2), the holders of the Series B Non-Voting Preferred are entitled to one vote for each share of Series B Non-Voting Preferred held at all meetings of stockholders (and written actions in lieu of meetings). As to the limited voting rights described above in subparagraph (2), each holder of Series B Non-Voting Preferred Stock is entitled to one vote for each share of Class B Non-Voting Common Stock into which such share of Preferred Stock could be converted. Fractional votes are not permitted, and any fractional voting rights available on an as-converted to Class B Non-Voting Common Stock basis will be rounded to the nearest whole number (with one-half being rounded upward).

(iii) Limited Voting Rights of the Series CF Non-Voting Preferred Stock. The Series CF Non-Voting Preferred Stock is the security reserved for offer, sale and/or issuance, as the case may be, in the Series CF Crowdfunding Offerings. Pursuant to the Existing Certificate of Incorporation (*see* Section C(2)(c) of Article IV of the Existing Certificate of Incorporation), the voting rights of the holders of Series CF Non-Voting Preferred Stock are limited to the following:

(1) The holders of Series CF Non-Voting Preferred Stock have such voting rights as are provided to the holders of the Series CF Non-Voting Preferred Stock (consenting or voting together separately as a single class) pursuant to section C(4)(c)(viii) (*No Adjustment of Series CF Conversion Price*) of Article IV of the Existing Certificate of Incorporation. Such Section C(4)(c)(viii) addresses waivers of the price-based anti-dilution protection for the Series CF Non-Voting Preferred Stock, which waivers can be approved (on behalf of all holders of Series CF Non-Voting Preferred Stock) by the holders of a majority of the then outstanding shares of Series CF Non-Voting Preferred Stock (voting separately as a single class).

(2) The holders of Series CF Non-Voting Preferred Stock have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided that,* as permitted by the provisions of Section 242(b)(2) of the DGCL, the Existing Certificate of Incorporation contains provisions to eliminate the right of the holders of shares of Series CF Non-Voting Preferred Stock to vote separately as a single class if the number of authorized shares of the Series CF Non-Voting Preferred Stock is increased or decreased.

(3) The holders of Series CF Non-Voting Preferred Stock have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subparagraphs (1) or (2) above), and which cannot be superseded by the provisions of the Existing Certificate of Incorporation.

As to the limited voting rights described above, the holders of the Series CF Non-Voting Preferred are entitled to one vote for each share of Series CF Non-Voting Preferred held at all meetings of stockholders (and written actions in lieu of meetings).

(iv) Separate Class Votes Pursuant to the DGCL. The DGCL provides that the holders of a class or series of capital stock of a Delaware corporation have the right to vote separately as a single class in certain circumstances:

Section 242(b)(2) of the DGCL could require the holders of any of the outstanding shares of the Class B Non-Voting Common Stock, Series B Non-Voting Preferred Stock or Series CF Non-Voting Preferred Stock to vote separately as a single class in the following circumstances:

(1) If the Company amended its certificate of incorporation to increase or decrease the par value of the shares of a class of stock, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

(2) If the Company amended its certificate of incorporation in a manner that altered or changed the powers, preferences, or special rights of the shares of a class of stock so as to affect them adversely, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

As permitted by Section 242(b)(2) of the DGCL and as set forth in the Existing Certificate of Incorporation:

(1) The holders of shares of Class B Non-Voting Common Stock do not have the right to vote separately as a single class if the number of authorized shares of the Class B Non-Voting Common Stock is increased or decreased. Rather, the number of authorized shares of Class B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by the Company's Board of Directors and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Company and all other outstanding shares of stock of the Company entitled to vote thereon.

(2) The holders of shares of Series B Non-Voting Preferred Stock do not have the right to vote separately as a single class if the number of authorized shares of the Series B Non-Voting Preferred Stock is increased or decreased. Rather, the number of authorized shares of Series B Non-Voting Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by the Company's Board of Directors and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Company and all other outstanding shares of stock of the Company entitled to vote thereon.

(3) The holders of shares of Series CF Non-Voting Preferred Stock do not have the right to vote separately as a single class if the number of authorized shares of the Series CF Non-Voting Preferred Stock is increased or decreased. Rather, the number of authorized shares of Series CF Non-Voting Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by the Company's Board of Directors and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Company and all other outstanding shares of stock of the Company entitled to vote thereon.

V. NO PRE-EMPTIVE RIGHTS OR SIMILAR RIGHTS

The Company's stockholders do not have pre-emptive rights or similar rights, which will cause them to experience dilution if the Company issues additional securities. For the holders of the Company's Preferred Stock, the magnitude of the dilution will depend upon whether the price-based anti-dilution for the Preferred Stock is triggered. *See also* the "*Dilution*" section of this Annual Report.

VI. DIVIDENDS AND DIVIDEND POLICY

A. **Common Stock -** Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock, the holders of the Class A Common Stock and Class B Non-Voting Common Stock will be entitled to share equally, on a per share basis, in any dividends that the Company's Board of Directors may determine to issue from time to time; *provided* that (i) in the case of dividends or distributions payable in shares of Common Stock, or options, warrants or rights to acquire shares of such Common Stock, or securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid and (ii) if such dividends or distributions consist of other voting securities of the Company, the Company shall make available to each holder of Class B Non-Voting Common Stock dividends or distributions consisting of non-voting securities of the Company which are otherwise identical to the voting securities.

B. **Preferred Stock –**

(i) **Special Revenue Share Dividend, Reclamation Line of Business – Series CF Non-Voting Preferred Shares.** Pursuant to the Existing Certificate of Incorporation (*see* Section C(1)(a) of Article IV of the Existing Certificate of Incorporation), a special dividend entitlement applies to issued shares of the Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering) and no other shares or securities of the Company. The rights and terms of this special dividend (hereinafter referred to as the "*Series CF Preferred Special Dividend(s)*") are summarized in the separate Addendum 2 to this Annual Report.

(ii)   Other Dividends. (*See* Section C(1)(b) of Article IV of the Existing Certificate of Incorporation.) As used herein, "***Other Dividends***" means dividends or other distributions on shares of any class or series of capital stock of the Company, other than, if and as applicable, (A) dividends on shares of Common Stock payable in shares of Common Stock and (B) the Series CF Preferred Special Dividends. Other Dividends will be paid on the shares of the Series CF Non-Voting Preferred Stock, the shares of the Series B Non-Voting Preferred Stock, and the shares of the Series A Preferred Stock on an as-converted basis when, as, and if paid on the Common Stock of the Company. Other Dividends are payable only when, as and if declared by the Company's Board of Directors. All Other Dividends declared, paid or set aside on the shares of the Preferred Stock (which includes the Series CF Non-Voting Preferred Stock, the Series B Non-Voting Preferred Stock, and the Series A Preferred Stock) shall be declared, paid or set aside among such shares of Preferred Stock on a *pari passu* basis. If any Other Dividends to be declared, paid or set aside on shares of the Series CF Non-Voting Preferred Stock or the Series B Non-Voting Preferred Stock consist of voting Company Securities, the Company shall make available to each holder of Series CF Non-Voting Preferred Stock and/or Series B Non-Voting Preferred Stock, as applicable, dividends consisting of non-voting Company Securities which are otherwise identical to the voting Company Securities.

Additional Provision Related to the Series CF Preferred Special Dividends. Further, until all Accrued Reclamation Dividends are paid in full or any earlier termination of the Reclamation Dividend rights in accordance with Section C (1)(a) of Article IV of the Existing Certificate of Incorporation (as summarized in the separate Addendum 2 attached to this Annual Report), (x) no Other Dividends will be declared, paid or set aside during any period that Dividend Restrictions with respect to Accrued Reclamation Dividends exist and (y) Reclamation Revenues shall not be a source of revenues/income for Other Dividends. The terms "Accrued Reclamations Dividends," "Reclamation Dividends," and "Dividend Restrictions," have the meanings given to such terms in the separate Addendum 2 to this Annual Report.

C. Dividend Policy – Historically, the Company has never declared or paid any dividends on its capital stock. With the exception of Series CF Preferred Special Dividends referred to above in subsection VI(B)(i) of this Part I of this Addendum and further described in the separate Addendum 2 to this Annual Report (it being noted that Series CF Preferred Special Dividends are not guaranteed and the calculation, declaration and payment of Series CF Preferred Special Dividends is subject to the terms and provisions of the Existing Certificate of Incorporation, as summarized in such Addendum 2): (i) the Company does not currently intend to declare or pay any dividends on any of its capital stock; (ii) for the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business; and (iii) any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Company's Board of Directors.

VII. LIQUIDATION RIGHTS / LIQUIDATION WATERFALL FOR A LIQUIDATION EVENT

Refer to Section I of this Part 1 of this Addendum for the definitions of "Liquidation Event" and "Deemed Liquidation Event."

It is noted that the Requisite A/B Preferred Holders (as defined in Section I of this Part I of this Addendum) are the only stockholders of the Company with the right to determine whether an asset sale, sale by merger, or other event described in the definition of "Deemed Liquidation Event" will or will not be treated as a "Deemed Liquidation Event" and "Liquidation Event" for purposes of the Existing Certificate of Incorporation, including triggering application of the liquidation waterfall below. Neither the holders of the Series CF Non-Voting Preferred Stock (which is the security reserved for offer, sale and/or issuance, as the case may be, in the Series CF Crowdfunding Offerings) nor any holders of the Company's Common Stock are entitled to participate in such determination. The Class B Non-Voting Common Stock is the security into which the Series CF Non-Voting Preferred Stock is convertible as described in Section VIII of Part I of this Addendum.

A. Common Stock - Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock, in the event of any Liquidation Event, the holders of Class A Common Stock and Class B Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

B. Preferred Stock - In the event of any Liquidation Event, the proceeds available for distribution to the Company's stockholders (the "***Available Proceeds***") shall be paid as follows:

First, pay unpaid Accrued Reclamation Dividends (as defined in the separate Addendum 2 to this Annual Report), if and the extent this first tier of the liquidation waterfall applies. This first tier of the liquidation waterfall applies if a Liquidation Event occurs and there are unpaid Accrued Reclamation Dividends (as defined in such Addendum 2) outstanding immediately prior to such Liquidation Event, including with respect to any final Reclamation Dividends Period as determined pursuant to (and defined in) Section C(1)(a)(ii)(F)(II) of the Existing Certificate of Incorporation (as summarized in Section II(F)(II) of such Addendum 2) (collectively, the "***Specified Dividends***" and the holders entitled to payment of the Specified Dividends at such time, each an "***Applicable Holder***" and collectively, the "***Applicable Holders***"). In such case, the Applicable Holders shall be entitled to first payment of the Specified Dividends from the Available Proceeds. If upon any such Liquidation Event the Available Proceeds shall be insufficient to pay the Applicable Holders the full amount of the Specified Dividends: (x) the Specified Dividends will be sub-divided by each applicable Reclamation Dividends Period (as defined in the separate Addendum 2 to this Annual Report) relating to the Specified Dividends; (y) as between or among the applicable Reclamation Dividends Period(s), priority is based on chronological order of such Reclamation Dividends Period(s) with the first/earliest Reclamation Dividends Period having the highest priority; and (z) for any amounts paid under this first tier as to a particular Reclamation Dividends Period, such amounts will be shared ratably among the Applicable Holders entitled to the Specified Dividends with respect to that particular Reclamation Dividends Period.

Second, pay 1.0 times the Series B Original Issue Price (as defined below) plus all declared but unpaid Other Dividends, as defined above in subsection VI(B)(ii) of this Part I of this Addendum (if any) on each share of Series B Non-Voting Preferred Stock. If upon any such Liquidation Event, the Available Proceeds shall be insufficient to pay the holders of shares of Series B Non-Voting Preferred Stock the full amount to which they shall be entitled under this tier, the holders of shares of Series B Non-Voting Preferred Stock shall share ratably in any distribution of Available Proceeds in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Third, pay 1.0 times the Series A Original Issue Price (as defined below) plus all declared but unpaid Other Dividends, as defined above in subsection VI(B)(ii) of this Part I of this Addendum (if any) on each share of Series A Preferred Stock. If upon any such Liquidation Event, the Available Proceeds shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this tier, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of Available Proceeds in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Fourth, pay 1.0 times the Series CF Original Issue Price (as defined below) plus all declared but unpaid Other Dividends, as defined above in subsection VI(B)(ii) of this Part I of this Addendum (if any) on each share of Series CF Non-Voting Preferred Stock. If upon any such Liquidation Event, the Available Proceeds shall be insufficient to pay the holders of shares of Series CF Non-Voting Preferred Stock the full amount to which they shall be entitled under this tier, the holders of shares of Series CF Non-Voting Preferred Stock shall share ratably in any distribution of Available Proceeds in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Fifth, the balance of any proceeds shall be distributed exclusively the holders of Common Stock on a pro rata basis.

The "***Series B Original Issue Price***" means the original purchase price per share of the Series B Non-Voting Preferred Stock, which is $1.25 per share, subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Non-Voting Preferred Stock.

The "***Series A Original Issue Price***" means the original purchase price per share of the Series A Preferred Stock, which is currently $0.749512 per share (after adjustment for the Stock Reclassification), subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

The "***Series CF Original Issue Price***" means the original purchase price per share of the Series CF Non-Voting Preferred Stock, which is $2.50 per share, subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series CF Non-Voting Preferred Stock.

SPECIAL DEEMED CONVERSION PROVISION - Deemed conversion of Preferred Stock to Common Stock if a deemed conversion increases the liquidation preference amount payable upon a Liquidation Event pursuant to the second, third and/or fourth tier of the liquidation waterfall described above. Notwithstanding the foregoing liquidation preferences and liquidation waterfall, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event pursuant to the second, third and/or fourth tier of the liquidation waterfall described above, as applicable, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of Preferred Stock into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock or shares of Series CF Non-Voting Preferred Stock, as applicable) immediately prior to such Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder pursuant to the second, third and/or fourth tier of the liquidation waterfall described above, as applicable, if such holder did not convert such shares of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to these deemed conversion provisions, then such holder shall not be entitled to receive any distribution pursuant to the second, third and/or fourth tier of the liquidation waterfall described above, as applicable, that would otherwise be made to holders of Preferred Stock that have not converted (or been deemed to have converted) into shares of Common Stock. A deemed conversion does not affect the first tier of the liquidation waterfall or the payment of any Specified Dividends to the relevant Applicable Holders pursuant to such first tier of the liquidation waterfall.

NON-PARTICIPATING LIQUIDATION PREFERENCES. The liquidation preferences of the Preferred Stock are "non-participating." This means that each holder of Preferred Stock will receive either (1) the applicable Preferred Stock liquidation preference described in the second, third and fourth tiers of the liquidation waterfall described above, or (2) such holder's *pro rata* share of the proceeds on an as-converted to Common Stock basis, whichever is greater; but not both.

VIII. CONVERSION

A. Common Stock - Shares of the Company's Class A Common Stock and Class B Non-Voting Common Stock are not convertible into any other shares of the Company's capital stock.

B. Preferred Stock.

    (i) *Voluntary Conversion (Optional Conversion).* (*See* Section C(4)(a) of Article IV of the Existing Certificate of Incorporation.) Each share of Preferred Stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock or Series CF Non-Voting Preferred Stock), as is determined by dividing the original issue price of the Preferred Stock by the conversion price in effect at the time of conversion for such Preferred Stock, subject to adjustments for stock dividends, splits, combinations and similar events as provided in the Existing Certificate of Incorporation. As of the date of this Annual Report, the conversion price for each of the Series CF Non-Voting Preferred Stock, the Series B Non-Voting Preferred Stock and the Series A Preferred Stock is equal to the original issue price of each such series of Preferred Stock, resulting in a conversion rate of 1:1.

    Additional Provision Related to the Series CF Preferred Special Dividends. A voluntary conversion (optional conversion) of the Series CF Non-Voting Preferred Stock does <u>not</u> accelerate rights or obligations associated with, or grant any priority with respect to the payment of, unpaid Accrued Reclamation Dividends (as defined in the separate Addendum 2 to this Annual Report) to which a holder remains entitled at time of the conversion. The relevant unpaid Accrued Reclamation Dividends remain payable only at the times and in the amounts as originally payable in accordance with the applicable provisions of Section C(1)(a) of Article IV of the Existing Certificate of Incorporation (as summarized in such Addendum 2) prior to the time of conversion.

    (ii) *Automatic Conversion.* (*See* Section C(4)(b) of Article IV of the Existing Certificate of Incorporation.) Each share of Preferred Stock shall automatically be converted into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock or Series CF Non-Voting Preferred Stock), based on the then-effective conversion rate (and such shares of Preferred Stock may not be reissued by the Company) at any time upon the earlier of (a) the written consent or affirmative vote of the Requisite A/B Preferred Holders (as defined in Section I of this Part I of this Addendum), or (b) immediately upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which (1) the per share price is at least $3.50 (as adjusted for stock splits, dividends, recapitalizations after 25 October, 2022 (the date the Existing Certificate of Incorporation was filed with the Delaware Secretary of State); such $3.50 per share price already takes into account and has been adjusted for the Stock Reclassification), and (2) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $25,000,000.

    It is noted that, as to any automatic conversion of all of the Preferred Stock (including the Series CF Non-Voting Preferred Stock, which is the security reserved for offer, sale and/or issuance, as the case may be, in the Series CF Crowdfunding Offerings) to occur by vote or consent of Company stockholders, the Requisite A/B Preferred Holders (as defined in Section I of this Part I of this Addendum) are the only stockholders of the Company with the right to elect an automatic conversion. The holders of the Series CF Non-Voting Preferred (which is the security reserved for offer, sale and/or issuance, as the case may be, in the Series CF Crowdfunding Offerings) are not entitled to participate in such election.

    Additional Provision Related to the Series CF Preferred Special Dividends. Any unpaid Accrued Reclamation Dividends (as defined in the separate Addendum 2 to this Annual Report) outstanding immediately prior to an automatic conversion of the Preferred Stock, including with respect to any final Reclamation Dividends Period for the automatic conversion as determined pursuant to Section C(1)(a)(ii)(F)(II) of Article of Article IV of the Existing Certificate of Incorporation (as summarized in Section II(F) of such Addendum 2), shall be paid in cash to the holders entitled thereto by the Company as soon as practicable after the effectiveness of the automatic conversion.

IX. PRICE-BASED ANTI-DILUTION PROTECTION

A. Common Stock - The Common Stock does not have price-based anti-dilution protection.

B. Preferred Stock

Each of the Series A Preferred Stock, the Series B Non-Voting Preferred Stock and the Series CF Non-Voting Preferred Stock will receive broad-based weighted average anti-dilution protection if the Company issues (or is deemed to issue) Common Stock, Options (as defined below) or Convertible Securities (as defined below) after 25 October, 2022 (the date the Existing Certificate of Incorporation was filed with the Delaware Secretary of State) and for consideration less than the original issue price for the Series A Preferred Stock, the Series B Non-Voting Preferred Stock or the Series CF Non-Voting Preferred Stock, respectively. If the anti-dilution protection for the Series A Preferred Stock, the Series B Non-Voting Preferred Stock and/or the Series CF Non-Voting Preferred Stock, as the case may be, is triggered, the applicable conversion price then in effect will be subject to a broad-based weighted-average adjustment to reduce dilution. (*See* Section C(4)(c) of the Existing Certificate of Incorporation.)

As used herein: (i) "***Convertible Securities***" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options; and (ii) "***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

Price-based anti-dilution adjustments are not applicable to issuances or deemed issuances of "Exempted Securities," as defined in Section C(4)(c)(i) of Article IV of the Existing Certificate of Incorporation, which include:

1) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on any shares of Preferred Stock or concurrently with or in connection with the issuance of any shares of Preferred Stock;

2) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections C(4)(d) (*Adjustment for Stock Splits and Combinations*), C(4)(e) (*Adjustment for Certain Dividends and Distributions*), C(4)(f) (*Adjustment for Other Dividends and Distributions*) or C(4)(g) (*Adjustment for Merger or Reorganization, etc.*) of Article IV of the Existing Certificate of Incorporation;

3) shares of Common Stock, Options or Convertible Securities issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors;

4) shares of Common Stock actually issued upon the exercise of warrants that were outstanding as of 25 October, 2022, the date the Existing Certificate of Incorporation was filed with the Delaware Secretary of State;

5) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities (including Preferred Stock), in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

6) shares of Common Stock, Options or Convertible Securities issued (a) pursuant to the acquisition of another corporation by the Company by merger, consolidation, purchase of substantially all of the assets or similar business combination, (b) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Company's Board of Directors or (c) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Company's Board of Directors.

X. NO REDEMPTION RIGHTS

There are no redemption or sinking fund provisions applicable to (1) the shares of Series CF Non-Voting Preferred Stock that are offered, sold and/or issued, as the case may be, in any one or more of the Series CF Crowdfunding Offerings, (2) the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described in Section VIII of this Part I of this Addendum, or (3) any other securities of the Company.

XI. NO REGISTRATION RIGHTS

None of the stockholders of the Company have registration rights with respect to any securities of the Company, and the Series CF Crowdfunding Offering Investors will not acquire any such rights as part of any Series CF Crowdfunding Offering.

The Company's securities, including the shares of Series CF Non-Voting Preferred Stock offered, sold and/or issued, as the case may be, in any one or more of the Series CF Crowdfunding Offerings, and the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described Section VIII of this Part I of this Addendum, have not been, nor will be, registered under the Securities Act of 1933, as amended, or under any state securities laws, and the Company is under no obligation to register any of its securities.

XII. INFORMATION AND INSPECTION RIGHTS

A. Common Stock - The holders of the Company's Common Stock do not have information or inspection rights beyond what is provided to stockholders under the DGCL and subject to information provided pursuant to the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements.

B. Series A Preferred Stock - The holders of the Company's Series A Preferred Stock have expanded information and inspection rights as provided in Section 6 of the Stockholder Agreement.

C. Series B Non-Voting Preferred Stock - The holders of the Company's Series B Non-Voting Preferred Stock have expanded information and inspection rights as provided in Section 7 of the Stockholder Agreement.

D. Series CF Non-Voting Preferred Stock - The holders of the Company's Series CF Non-Voting Preferred Stock do not have information or inspection rights beyond what is provided to stockholders under the DGCL and subject to information provided pursuant to the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements.

See also Part III of this Addendum ("*Stockholder Agreement*"; pp. 23-30 of this Addendum).

XIII. WAIVER OF THE PREFERRED STOCK RIGHTS AND PREFERENCES SET FORTH IN THE EXISTING CERTIFICATE OF INCORPORATION - MAJORITY VOTE EFFECTS WAIVER

(*See* Section C(5) of Article IV of the Existing Certificate of Incorporation.)

A. Series A Preferred Stock

Any of the rights, powers, privileges, preferences and other terms of the Series A Preferred Stock set forth in the Existing Certificate of Incorporation (whether applicable to the Series A Preferred Stock as a separate series or as part of the Preferred Stock as a single class) may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series A Preferred Stock then outstanding (voting together separately as a single class, and on an as-converted basis).

B. Series B Non-Voting Preferred Stock

Any of the rights, powers, privileges, preferences and other terms of the Series B Non-Voting Preferred Stock set forth in the Existing Certificate of Incorporation (whether applicable to the Series B Non-Voting Preferred Stock as a separate series or as part of either the A/B Preferred Stock as a single class or the Preferred Stock as a single class, if and to the extent otherwise applicable) may be waived on behalf of all holders of Series B Non-Voting Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series B Non-Voting Preferred Stock then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis). For clarity, this waiver provision does not expand the voting rights of the holders of Series B Non-Voting Preferred Stock, which voting rights are limited as provided in Section C(2)(b) of Article IV of the Existing Certificate of Incorporation.

C. Series A/B Preferred Stock

Any of the rights, powers, privileges, preferences and other terms of the A/B Preferred Stock set forth in the Existing Certificate of Incorporation may be waived on behalf of all holders of A/B Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of A/B Preferred Stock then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis) (provided that, for so long as any shares of Series A Preferred remain outstanding, such majority of the outstanding shares of A/B Preferred Stock shall include the holders of at least 20% of the outstanding shares of Series A Preferred). For clarity, this waiver provision does not expand the voting rights of the holders of Series B Non-Voting Preferred Stock, which voting rights are limited as provided in Section C(2)(b) of Article IV of the Existing Certificate of Incorporation.

D. Series CF Non-Voting Preferred Stock

Any of the rights, powers, privileges, preferences and other terms of the Series CF Non-Voting Preferred Stock set forth in the Existing Certificate of Incorporation (whether applicable to the Series CF Non-Voting Preferred Stock as a separate series or as part of the Preferred Stock as a single class) may be waived on behalf of all holders of Series CF Non-Voting Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series CF Non-Voting Preferred Stock then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis). For clarity, this waiver provision does not expand the voting rights of the holders of Series CF Non-Voting Preferred Stock, which voting rights are limited as provided in Section C(2)(b) of Article IV of the Existing Certificate of Incorporation.

XIV. TRANSFER AGENT AND REGISTRAR

Prior to the May 2020 launch of the Initial Crowdfunding Offering, the Company acted as its own transfer agent and registrar. In connection with such launch of the Initial Crowdfunding Offering, the Company retained, and continues to retain as of the date of this Annual Report, the services of Colonial Stock Transfer Company, Inc. to act as the Company's transfer agent and registrar for the Company's capital stock, including the shares of Series CF Non-Voting Preferred Stock offered, sold and/or issued, as the case may be, in any one or more of the Series CF Crowdfunding Offerings, and the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described Section VIII of this Part I of this Addendum. Colonial Stock Transfer Company, Inc. is registered as a transfer agent with the U.S. Securities and Exchange Commission.

XV. RESTRICTIONS ON TRANSFERABILITY

The shares of Series CF Non-Voting Preferred Stock offered, sold and/or issued, as the case may be, in any one or more of the Series CF Crowdfunding Offerings, the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described Section VIII of this Part I of this Addendum, and all other securities of the Company, are subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. For additional information on the transfer restrictions applicable to Company's securities, see the next Parts II ("*Transfer Restrictions*"; p. 22 of this Addendum) and III ("*Stockholder Agreement*"; pp. 23-30 of this Addendum).

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PART II - TRANSFER RESTRICTIONS

*For purposes of this Part II, (i) the term "**Applicable Crowdfunding Securities**" means, collectively, the shares of Series CF Non-Voting Preferred Stock that are offered, sold and/or issued, as the case may be, in any one or more of the Series CF Crowdfunding Offerings and the shares of the Class B Non-Voting Common Stock issuable upon conversion of such shares of Series CF Non-Voting Preferred Stock as described in Section VIII of Part I of this Addendum, and (ii) other capitalized terms used but not defined in this Part II have the meanings given to such terms on p. 1 of this Addendum or in Part I, Section I of this Addendum ("Description of Capital Stock; Certain Definitions"; pp. 1-4 of this Addendum).*

Restrictions under Securities Laws. The Applicable Crowdfunding Securities are offered and sold without registration under the Securities Act of 1933, as amended (the "**Securities Act**"), by reason of the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(6) thereof and Regulation Crowdfunding ("**Regulation CF**") promulgated thereunder, and exemptions from registration or qualification under the securities laws of the states or other jurisdictions in which such Applicable Crowdfunding Securities may be offered or sold. We are under no obligation to register any of the Applicable Crowdfunding Securities, now or in the future. Because the Applicable Crowdfunding Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Applicable Crowdfunding Securities have transfer restrictions under applicable securities laws and cannot be resold in the United States except pursuant to (i) exemptions provided by Rule 501 of Regulation Crowdfunding (U.S. federal securities law exemption) and (ii) applicable securities or "blue sky" laws in the state of residence of the seller or in the state or other jurisdiction where sales/transfers are being effected.

As to Regulation CF, any Applicable Crowdfunding Securities sold pursuant to Regulation CF may not be transferred by any purchaser of such Applicable Crowdfunding Securities during the one-year holding period beginning when the Applicable Crowdfunding Securities were issued, unless such Applicable Crowdfunding Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act, 3) as part of an offering registered with the U.S. Securities and Exchange Commission or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "***Member of the family***" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Applicable Crowdfunding Securities under applicable securities laws, the Applicable Crowdfunding Securities will remain subject to the contractual restrictions on transfer discussed below. Limitations on the transfer of the Applicable Crowdfunding Securities may adversely affect your ability to find another party willing to purchase them and the price that you might be able to obtain for the Applicable Crowdfunding Securities in a private sale.

Certificate of Incorporation. The Applicable Crowdfunding Securities will be held by the purchaser thereof subject to all of the provisions of the Existing Certificate of Incorporation, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. A copy of the Existing Certificate of Incorporation is attached as Exhibit A to this Annual Report.

Bylaws. The Applicable Crowdfunding Securities will be held by the purchaser thereof subject to all of the provisions of the Existing Bylaws, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. A copy of the Existing Bylaws are available to prospective investors in any applicable Series CF Crowdfunding Offering upon request to the Company.

Stockholder Agreement. The Applicable Crowdfunding Securities will be held by the purchaser thereof subject to all of the provisions of the Existing Stockholder Agreement, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. The sale, pledge, hypothecation or transfer of the securities of the Company, including the Applicable Crowdfunding Securities, is subject to, and in certain cases prohibited by, the terms and conditions of such stockholder agreement. A copy of the Existing Stockholder Agreement is attached as Exhibit B to the Annual Report. *See* Part III of this Addendum ("*Stockholder Agreement*"; pp. 23-30 of this Addendum).

PART III - STOCKHOLDER AGREEMENT

The following is a summary of certain provisions of the Existing Stockholder Agreement, as in effect on the date of this Annual Report (provided, however, that nothing in this Annual Report prevents or limits the Company, with any requisite Board of Director and stockholder approvals, from amending, restating, supplementing or otherwise modifying the Existing Stockholder Agreement in accordance with its terms after the date of this Annual Report). This summary does not purport to be complete and is qualified in its entirety by the provisions of the Existing Stockholder Agreement, a copy of which is attached as Exhibit B to the Annual Report, and to the applicable provisions of Delaware law.

Capitalized terms used but not defined in this Part II have the meanings given to such terms on p. 1 of this Addendum or in Part I, Section I of this Addendum ("Description of Capital Stock; Certain Definitions"; pp. 1-4 of this Addendum).

All of the Company's existing stockholders and holders of outstanding warrants are parties to the Existing Stockholder Agreement. As a condition to the issuance of any shares of Series CF Non-Voting Preferred Stock in any Series CF Crowdfunding Offering, each prospective Series CF Crowdfunding Offering Investor is required to become a party to and be bound by the Existing Stockholder Agreement.

Note – Current categories of stockholders for purposes of the Existing Stockholder Agreement: There are currently three categories of stockholders in the Stockholder Agreement. The first category is the Company's founder, IX Power LLC. The second category is a group of stockholders defined as the "Investors"; this group includes, currently, the Seed Round Investors, the Series A Investors and the Series B Investors but does <u>not</u> include any of the Series CF Crowdfunding Offering Investors or any other existing or future Crowdfunding Investors (as defined in Section I of Part I of this Addendum). All Series CF Crowdfunding Offering Investors will join the Stockholder Agreement as stockholders in the third category, which is the group of stockholders defined as "Additional Stockholders." In addition to Crowdfunding Investors (including all Series CF Crowdfunding Offering Investors), other types of stockholders contemplated to be included in the "Additional Stockholders" group include, without limitation, persons who acquire Company stock in the future through the exercise of equity incentive awards, such as stock options, or for consideration other than cash investment in the Company (for example, among others, vendors, strategic partners, financial institutions or lessors). The rights of stockholders in the "Additional Stockholders" category are more limited than the rights of stockholders in the "Investors" category. Additional persons can be added to these categories, and the categories can be modified, in the future, if the Existing Stockholder Agreement is amended (see paragraph 12 below for the provisions governing amendments of the Existing Stockholder Agreement).

The principal terms of the Existing Stockholder Agreement are:

1) **Voting Agreements – Composition of Board of Directors (Sec. 3.2).** There are agreements in place for the holders of voting stock of the Company to vote such stock to achieve a particular structure of the Company's Board of Directors. These agreements are set forth in Section C(2) of Article IV of the Existing Certificate of Incorporation and in Section 3.2 of the Existing Stockholder Agreement. See the discussion of these voting agreements in subsection IV(B)(iii) of Part I of this Addendum (pp. 9-10 of this Addendum).

   Neither the shares of Series CF Non-Voting Preferred Stock offered, sold and/or issued, as the case may be, in any one or more of the Series CF Crowdfunding Offerings, nor the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described Section VIII of this Part I of this Addendum, have the right to vote in the election of the Company's directors, and therefore such shares, and the holders thereof (which includes the Series CF Crowdfunding Offering Investors) are not included in these voting agreements.

2) **Drag-Along Provision (Sec. 3.1).** The Existing Stockholder Agreement contains a drag-along provision binding upon all holders of the Company's capital stock (including options, warrants and convertible securities) (hereinafter in this Part III of this Addendum, "***Company stock***") who are party to the Existing Stockholder Agreement. The drag-along provisions can be triggered in connection with a "Sale of the Company," as defined below, and, if triggered, require all of the Series CF Crowdfunding Offering Investors and all other holders of the Company's capital stock who are party to the Existing Stockholder Agreement to participate and cooperate with the Company and the "Selling Stockholders" (defined below) to carry out the terms of the Sale of the Company as further described in Section 3.1 of the Existing Stockholder Agreement.

The drag-along provisions may be triggered by election of (i) the holders of a majority of the outstanding shares of voting stock of the Company, currently the Class A Common Stock and the Series A Preferred Stock (voting together as a single class) and (ii) the holders of a majority of the outstanding shares of Class A Common Stock (voting together as a single class) (collectively, the "**Selling Stockholders**"). The additional approval of the Company's Board of Directors is not required except to the extent required by applicable law.

A "**Sale of the Company**" means either: (x) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the then outstanding voting power of the Company; or (y) a Deemed Liquidation Event (as defined in the Company's certificate of incorporation; see also the definitions on p. 2 of this Addendum in Section I (Certain Definitions) of Part I, "*Description of Capital Stock*", of this Addendum.

3) **Contractual Restrictions on Transfer; Right of First Refusal Provisions (Sec. 2.1).** All of the Company's capital stock (including options, warrants and convertible securities) that are held by a stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Series CF Crowdfunding Offering Investors but also the Founder, each Seed Round Investor, each Series A Investor, each Series B Investor, and each Initial Crowdfunding Offering Investor) is subject to the contractual restrictions on transfer set forth in the Existing Stockholder Agreement, including the right of first refusal provisions contained in Section 2.1 of the Existing Stockholder Agreement.

With the exception of the Exempt Transfers described in Section 2.3 of the Existing Stockholder Agreement (see paragraph 6 below), and subject to compliance with all applicable securities laws and so long as the proposed transferee is not a prohibited transferee (see paragraph 5 below), none of the stockholders party to the Existing Stockholder Agreement may transfer Company stock held by them without first complying with the right of first refusal provisions contained in Section 2.1 of the Existing Stockholder Agreement.

The Company has the first right to exercise such right of first refusal provisions. If the Company does not elect to exercise its right of first refusal in full, the stockholders of the Company who have the second right to exercise such right of first refusal provisions (including rights of over-subscription if the secondary refusal right is not exercised in full by the relevant eligible stockholders) depends upon whether the shares of capital stock to be transferred are voting stock or non-voting stock:

- If the proposed transfer involves voting stock, then the "eligible stockholders" are (i) the Founder and (ii) those stockholders holding voting stock (Class A Common Stock or Series A Preferred Stock) who qualify as an accredited investor at the time of the proposed transfer (as verified in a manner satisfactory to the Company) and who the Company's Board of Directors has not reasonably determined has become a Non-Qualified Person (as defined in paragraph 4 below); and the rights are exercised pro rata in proportion to the voting stock held by them.

- If the proposed transfer involves non-voting stock (including the shares of Series CF Non-Voting Preferred Stock offered, sold and/or issued, as the case may be, in any one or more of the Series CF Crowdfunding Offerings, and the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described in Section VIII of Part I of this Addendum), then the "eligible stockholders" are: (i) the Founder; and (ii) any other Stockholder (regardless of the type of capital stock or other securities of the Company held) who meets all of the following requirements at the time of the relevant proposed transfer: (A) the stockholder is either (I) a stockholder in the "Investors" category under the Existing Stockholder Agreement (currently, the Seed Round Investors, Series A Investors and Series B Investors, but <u>not</u> the Series CF Crowdfunding Offering Investors or any other Crowdfunding Investors) or (II) only if and to the extent expressly approved and designated by the Company's board of directors for a particular proposed transfer, one or more of stockholders in the "Additional Stockholders" category under the Existing Stockholder Agreement (which could include all or certain of the Series CF Crowdfunding Offering Investors); (B) the stockholder qualifies as an accredited investor at the time of the proposed transfer (as verified in a manner satisfactory to the Company); and (C) the Company's

Board of Directors has not reasonably determined that the stockholder has become a Non-Qualified Person (as defined in paragraph 4 below); and the rights are exercised pro rata in proportion to the capital stock held by them (including both voting stock and non-voting stock).

The Company and the relevant eligible stockholders must exercise their rights of first refusal for all of the shares of Company stock proposed to be transferred; otherwise, such rights are forfeited for that particular transfer.

The Company stock acquired and held by Series CF Crowdfunding Offering Investors will be subject to the right of first refusal provisions contained in the Existing Stockholder Agreement, but the Series CF Crowdfunding Offering Investors will generally not qualify as "eligible stockholders" who can exercise right of refusal provisions under the Existing Stockholder Agreement.

4) **Definition of "Non-Qualified Person" (Sec. 1)**. A "Non-Qualified Person" is defined as any person who is (i) directly or indirectly engaged in any business which the Company's Board of Directors determines, in good faith, to be competing with any business of the Company (or any subsidiaries of the Company if the Company has subsidiaries), (ii) an adverse party in any significant (as determined in good faith by the Company's Board of Directors) legal or arbitration proceeding with the Company (or any subsidiaries of the Company if the Company has subsidiaries), or (iii) an affiliate of any person described in clauses (i) or (ii).

5) **Prohibited Transferees (Sec. 2.4)**.   In no event may any stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Series CF Crowdfunding Offering Investors but also the Founder, each Seed Round Investor, each Series A Investor, each Series B Investor, and each Initial Crowdfunding Offering Investor), transfer any of the shares of Series CF Non-Voting Preferred Stock issued in any one or more of the Series CF Crowdfunding Offerings (or any other securities of the Company that may be later acquired), including, without limitation, pursuant to an exempted transfer under Section 2.3 of the Existing Stockholder Agreement as described in paragraph 6 below), to (i) any Non-Qualified Person (as defined in paragraph 4 above) or (ii) any customer, distributor or supplier of the Company, if the Company's Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; *provided, however*, that the foregoing does not prohibit a sale of the Company's securities (including the Series CF Non-Voting Preferred Stock acquired by Series CF Crowdfunding Offering Investors in any one or more of the Series CF Crowdfunding Offerings and, if applicable, shares of Class B Non-Voting Common Stock issued upon conversion of such Series CF Non-Voting Preferred Stock as described Section VIII of Part I of this Addendum), pursuant to the drag-along provisions contained in the Section 3.1 of the Existing Stockholder Agreement and described in paragraph 2 above.

6) **Exempt Transfers (Sec. 2.3)**. The transfers exempt from the right of first refusal provisions are as follows; *provided, however,* that any exempt transfer must still comply with all applicable requirements of Section 10.10 of the Existing Stockholder Agreement (which sets forth additional conditions and requirements for transfers of Company stock and a stockholder's rights and obligations under the Existing Stockholder Agreement, including, without limitation, any requirements relating to securities laws), and may not involve a transfer to a prohibited transferee as described in paragraph 5 above.

- Exempted Transfers.
  (i) in the case of the Founder or any stockholder in the "Investors" category under the Existing Stockholder Agreement (currently, the Seed Round Investors, Series A Investors and Series B Investors, but not the Series CF Crowdfunding Offering Investors or any other Crowdfunding Investors), that is an entity, upon a transfer by the Founder or such stockholder to its stockholders, members, partners or other equity holders,
  (ii) a repurchase of Company stock by the Company pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Company's Board of Directors,
  (iii) in the case of any stockholder in the "Investors" category under the Existing Stockholder Agreement (currently, the Seed Round Investors, Series A Investors and Series B Investors, but not the Series CF Crowdfunding Offering Investors or any other Crowdfunding Investors) who is a natural person, a transfer of Company stock by such Investor made for bona fide estate planning

purposes, either during his or her lifetime or on death by will or intestacy to (A) his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Investor (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by majority consent of the Company's Board of Directors, or (B) any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Investor or any such family members, or

(iv) in the case of any stockholder in the "Additional Stockholders" category under the Existing Stockholder Agreement (which category includes all Crowdfunding Investors, including the Series CF Crowdfunding Offering Investors) who is a natural person, solely with respect to Company stock held by such Additional Stockholder that was originally acquired pursuant to a Regulation Crowdfunding offering (that is, an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)), upon a transfer of such Company stock by such Additional Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to (A) his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Investor (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by majority consent of the Company's Board of Directors, or (B) any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Additional Stockholder or any such family members;

[**Note, New Category of Exempted Transfers for Regulation Crowdfunding Securities**: This is a new category, added as part of the recent amendments incorporated in the Existing Stockholder Agreement, in order to coordinate the requirements of the Company's stockholder agreement with the provisions of Regulation Crowdfunding that permit certain estate planning transfers.]

(v) in the case of any stockholder in the "Additional Stockholders" category under the Existing Stockholder Agreement (which category includes all Crowdfunding Investors, including the Series CF Crowdfunding Offering Investors) who is a natural person, with respect to Company stock not subject to clause (iv) above, only if approved by majority consent of the Company's Board of Directors, upon a transfer of such Transfer Stock by such Additional Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to any person approved by majority consent of the Company's Board of Directors;

provided that in the case of clauses (i), (iii), (iv) and (v), (A) the stockholder shall deliver prior written notice to the Company of such transfer and the shares of Company stock proposed to be transferred shall at all times remain subject to the terms and restrictions set forth in the Existing Stockholder Agreement, (B) such transferee shall, as a condition to such issuance, deliver a counterpart signature page to the Existing Stockholder Agreement (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as confirmation that such transferee shall be bound by all the terms and conditions of the Existing Stockholder Agreement as a "Stockholder" thereunder (but only with respect to the securities so transferred to the transferee), including without limitation the obligations of a "Stockholder" with respect to future proposed transfers of Company stock pursuant to Section 2 of the Existing Stockholder Agreement, (C) such transfer of shares shall comply with all applicable requirements of Section 10.10 of the Existing Stockholder Agreement, which sets forth additional conditions and requirements for transfers of Company stock and a stockholder's rights and obligations under the Existing Stockholder Agreement (including, without limitation, any requirements relating to securities laws), and (D) such transfer shall be made pursuant to a transaction in which there is no consideration actually paid for such transfer.

- Exempted Offerings. The right of first refusal provisions of Section 2.1 of the Existing Stockholder Agreement do not apply to the sale of any Company stock (i) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) pursuant to either (A) the sale or exchange of all or substantially all of the assets of the Company (other than a sale or exchange to a subsidiary corporation of the Company or a sale or exchange effected for the purpose of reincorporating the Company in another jurisdiction) or (B) the merger or consolidation of the Company with or into another entity in which the stockholders of the Company immediately prior to such transaction shall own less than a majority of the voting securities or power of the surviving entity immediately subsequent to such transaction (other than a merger or consolidation effected for the purpose of reincorporating the Company in another jurisdiction).

7. **Co-Sale (Tag-Along) Provisions.** Not provided for in the Existing Stockholder Agreement.

8. **Lock-Up ("Market Stand Off") Agreement (Sec. 5).** While a public offering of the Company's securities is not currently contemplated by the Company, the Existing Stockholder Agreement provides for that eventuality with a lock-up agreement. Under such lock-up agreement, each stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Series CF Crowdfunding Offering Investors but also the Founder, each Seed Round Investor, each Series A Investor, each Series B Investor, and each Initial Crowdfunding Offering Investor), shall not sell or otherwise transfer or dispose of, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of the Company's capital stock or other equity securities (other than pursuant to such registration) during (i) in the case of the Company's initial public offering of the Company's capital stock (the "**IPO**"), the 180-day period following the effective date of the registration statement for such IPO, and (ii) in the case of all subsequent registrations of the Company's capital stock, the 90-day period following the effective date of the registration statement for such subsequent registration. The lock-up agreement provisions do not apply to a registration on Form S-4 or Form S-8 or similar forms which may be promulgated in the future. The Company may enforce stop-transfer instructions to enforce the lock-up agreement.

9. **Confidentiality Agreement (Sec. 4)**. Each stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Series CF Crowdfunding Offering Investors but also the Founder, each Seed Round Investor, each Series A Investor, each Series B Investor, and each Initial Crowdfunding Offering Investor), is obligated to keep confidential and not disclose, divulge, or use for any purpose (other than to monitor his, her or its investment in the Company) any trade secret or other confidential information obtained from the Company (including by the Company's agents or representatives) or its partners, distributors, licensees, suppliers and customers pursuant to the terms of the confidentiality provisions contained in Section 4 of the Existing Stockholder Agreement (including notice of the Company's intention to file a registration statement), subject to certain exceptions as set forth in Section 4 of the Existing Stockholder Agreement.

10. **Information and Inspection Rights (Sec. 6 and Sec. 7)**.

    a. *No contractual information or inspection rights for holders of either the Series CF Non-Voting Preferred Stock or any Common Stock.* The holders of the Series CF Non-Voting Common Stock and the holders of the Company's Common Stock (including both the Class A Common Stock and the Class B Non-Voting Common Stock) and do not have information or inspection rights beyond what is provided to stockholders under the DGCL and subject to information provided pursuant to the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements. The Series CF Non-Voting Common Stock is the security offered, sold and/or issued, as the case may be, in the Series CF Crowdfunding Offering(s)), and the Class B Non-Voting Common Stock is the Common Stock security into which shares of the Series B Non-Voting Preferred Stock are convertible are convertible as described in Section VIII of Part I of this Addendum).

    b. *Expanded Information and Inspection Rights – Series A Investors and Series B Investors Only.* As expanded information and inspection rights for the Series A Investors and Series B Investors only, the Company is contractually obligated to deliver to each Series A Investor and each Series B Investor, provided that the Board has not reasonably determined that the applicable Series A Investor or Series B Investor, as the case may be, has become a Non-Qualified Person (as defined in paragraph 4 above) and subject to the obligations of confidentiality of such Series A Investor or Series B Investor, as applicable, such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as the applicable Series A Investor or Series B Investor, as the case may be, may from time to time reasonably request; *provided, however,* that the Company is not obligated to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel, the accountant-client privilege between the Company and its independent accountant(s), or any other applicable legal privilege. Since these expanded financial information and inspection rights are specific to the Series A Investors and the Series B Investors, they are not, and will not, be available to any Series CF Crowdfunding Offering Investors as part of any one or more of the Series CF Crowdfunding Offerings.

11. **Termination (Sections 6(c), 7(c) and 8)**.

    a. The Existing Stockholder Agreement terminates upon the earliest to occur of (i) immediately prior to the consummation of the Company's first underwritten public offering of its capital stock under the Securities Act of 1933, as amended (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction), (ii) the consummation of a Sale of the Company (as defined in paragraph 2 above) and distribution of proceeds to or escrow for the benefit of the stockholders, *provided* that the drag-along provisions continue after the closing of any Sale of the Company to the extent necessary to enforce such drag-along provisions with respect to such Sale of the Company; and (iii) a voluntary termination of the Existing Stockholder Agreement by the Company and the requisite stockholders pursuant to Section 10.9 of the Existing Stockholder Agreement (see paragraph 12 below). If the Existing Stockholder Agreement is terminated in connection with a registered offering, unless superseded by the underwriting agreement for the registered offering, the lock-up agreement provisions described in paragraph 8 above continue after termination in order to give effect to the lock-up agreement provisions. The confidentiality agreement in Section 4 of the Existing Stockholder Agreement (described in paragraph 9 above) survives any termination of the Existing Stockholder Agreement.

    b. The expanded information and inspection rights made available to the Series A Investors and Series B Investors in Section 6 and Section 7, respectively, of the Existing Stockholder Agreement terminate prior to a termination of the Existing Stockholder Agreement if the Company becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended.

12. **Amendment, Waiver and Termination (Sec. 10.9)**. The Existing Stockholder Agreement may be amended, modified or voluntarily terminated, and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) by a written instrument executed by (i) the Company, (ii) the holders of a majority of the outstanding shares of voting stock of the Company (currently, the Class A Common Stock and Series A Preferred Stock), voting together as a single class (and, in the case of shares of Series A Preferred Stock, on an as-converted basis) and (iii) and the holders of a majority of the outstanding shares of Class A Common Stock, voting together as a single class. Exceptions/additional provisions:

    Waivers:

    a. Any provision of the Existing Stockholder Agreement may be waived by the waiving party on such party's own behalf, without the consent of any other party.

    Additional Protections for Stockholders in the "Investors" Category:

    b. Any provision of the Existing Stockholder Agreement that applies the stockholders in the "Investors" category as a separate class/category of stockholders (which includes, currently, the Seed Round Investors, Series A Investors and Series B Investors but does <u>not</u> include any of the Series CF Crowdfunding Offering Investors) as a separate class of stockholders may be waived on behalf of all of the stockholders in the "Investors" category by the affirmative vote or written consent of such stockholders (voting together as a single class) holding a majority of the voting stock then held by the stockholders in the "Investors" category; *provided, however*, that any such provision of the Existing Stockholder Agreement may not be waived in any way which would adversely affect the rights of the stockholders in the "Investors" category holding non-voting stock in a manner disproportionate to any adverse effect such waiver would have on the rights of the stockholders in the "Investors" category holding voting stock, without also the affirmative vote or written consent of the stockholders in the "Investors" category (voting together as a single class) holding a majority of the non-voting stock then held by such stockholders;

c. With respect to any such amendment or modification that (i) will apply solely to the stockholders in the "Investors" category as a separate class/category of stockholders and (ii) either (A) expands the obligations of the stockholders in such "Investors" category (as a separate class/category of stockholders) under the Existing Stockholder Agreement or (B) negates or curtails any consent rights or other rights specifically allocated to the stockholders in such "Investors" category (as a separate class/category of stockholders) under the Existing Stockholder Agreement, then such amendment or modification must also be approved by the affirmative vote or written consent of the stockholders in such "Investors" category (voting together as a single class) holding a majority of the voting stock then held by the stockholders in such "Investors" category; *provided, however*, that any amendment or modification which would adversely affect the rights of the stockholders in the "Investors" category that hold non-voting stock in a manner disproportionate to any adverse effect such amendment or modification would have on the rights of the stockholders in the "Investors" category that hold voting stock, without also the affirmative vote or written consent of the stockholders in the "Investors" category (voting together as a single class) that hold a majority of the non-voting stock then held by the stockholders in the "Investors" category (for clarity, this clause (B) does not apply to any amendment or modification that will apply to all of the "Stockholders," as defined in the Existing Stockholder Agreement, or to all of the holders of the outstanding shares of the Company's Common Stock (or any class of the Company's Common Stock), or to all of the holders of the outstanding shares of the Company's "Capital Stock," as defined in the Existing Stockholder Agreement, as the case may be; nor does this clause (B) apply to any amendment or modification that adds additional stockholders as parties to the Existing Stockholder Agreement in the "Investors" category);

Additional Protections for Director Designation Rights:

d. The director designation rights of IX Power LLC under Section 3.2 of the Existing Stockholder Agreement may not be amended, voluntarily terminated or waived without the prior written consent of IX Power LLC;

e. The director designation rights of the holders of Class A Common Stock under Section 3.2 of the Existing Stockholder Agreement may not be amended, voluntarily terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Class A Common Stock;

f. If and for so long as the holders of the Series A Preferred Stock have the right to designate a director under Section 3.2 of the Existing Stockholder Agreement, such rights may not be amended, voluntarily terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock;

Additional Protections for Preferred Stock Special Information Rights:

g. For so long as any shares of Series A Preferred Stock are outstanding, Section 6 of the Existing Stockholder Agreement (pertaining to the information rights of the holders of shares of Series A Preferred Stock) may not be amended, voluntarily terminated (except a termination in accordance with Section 6 or Section 8 of the Existing Stockholder Agreement, as referenced in paragraph 11 above) or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock;

h. For so long as any shares of Series B Non-Voting Preferred Stock are outstanding, Section 7 of the Existing Stockholder Agreement (pertaining to the information rights of the holders of shares of Series B Non-Voting Preferred Stock) may not be amended, voluntarily terminated (except a termination in accordance with Section 7 or Section 8 of the Existing Stockholder Agreement, as referenced in paragraph 11 above) or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series B Non-Voting Preferred Stock; and

Updates/Modifications of Stockholders Schedule:

i. The Existing Stockholder Agreement includes an updated definition of "Stockholders Schedule," to address the increased number of stockholders of the Company following the Initial Crowdfunding Offering. "Stockholders Schedule" means the schedule of the stockholders form time to time party to the Existing Stockholder Agreement that is maintained by the Company, to include the notice information for each such stockholder in accordance with Section 10.6 of the Existing Stockholder Agreement and the outstanding shares of Capital Stock, and where applicable Options and Convertible Securities, held by each

Stockholder. At any time that the Company retains a third-party stock transfer agent, the Stockholders Schedule may be prepared by the Company utilizing the records established and maintained with the third-party stock transfer agent. in light of the Company retaining a third-party stock transfer agent since the May 2020 launch of the Initial Crowdfunding Offering. This Stockholders Schedule may be amended by the Company and/or its third-party stock transfer agent at any time and from time to time, without the consent of any of the Company's stockholders, (i) to reflect subsequent investors, stockholders, or successors or transferees, who become parties to, or otherwise bound by, the Existing Stockholder Agreement, in accordance with its terms, and/or (ii) to reflect modifications to a stockholder's notice information given in accordance with Section 10.6 of the Existing Stockholder Agreement.

Any amendment, modification, termination or waiver effected in accordance with Section 10.9 of the Existing Stockholder Agreement shall be binding upon the Company and each stockholder party to the Existing Stockholder Agreement and all of their respective successors and permitted assigns, whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver.

As minority owners with non-voting stock, the Series CF Crowdfunding Offering Investors have limited rights under the Existing Stockholder Agreement and will be bound by the decisions of the voting common stock (Class A Common Stock and Series A Preferred Stock) as to matters under the Existing Stockholder Agreement, including as it may be amended, modified, terminated or waived in the future, that affect the Company's Series B Non-Voting Preferred Stock and the Company's Common Stock, including the Class B Non-Voting Common Stock into which the Series CF Non-Voting Preferred Stock is convertible as described in Section VIII of Part I of this Addendum.

ADDENDUM 2
TO THE FORM C-AR/A AMENDED AND RESTATED ANNUAL REPORT
FILED ON 8 APRIL 2025

SUMMARY OF SPECIAL DIVIDEND ENTITLEMENT – ISSUED SHARES OF SERIES CF NON-VOTING PREFERRED STOCK

*The terms "**IX Water**," "**Nine Power**," the "**Company**," "**we**," "**us**," and "**our**" refer to IX Power Clean Water, Inc.*

*All references in this Addendum 2 to "**the Annual Report**" or "**this Annual Report**" refer to the Company's Form C-AR/A Amended and Restated Annual Report filed on 8 April 2025, including all exhibits and addendums thereto. This Addendum 2 is attached to and made a part of such Annual Report. All references to in this Addendum 2 to "**this Addendum**" mean this Addendum 2.*

All references in this Addendum to "$" or "dollars" are to United States dollars unless specifically stated otherwise.

*Our current certificate of incorporation is the Second Amended and Restated Certificate of Incorporation with the Delaware Secretary of State on 25 October, 2022, a copy of which is attached as Exhibit A to this Annual Report (the "**Existing Certificate of Incorporation**").*

The following is a summary of the special dividend entitlement applicable to issued shares of the Company's Series CF Non-Voting Preferred Stock, par value $0.001 per share, and certain provisions of our Existing Certificate of Incorporation, as in effect on the date of this Annual Report (provided, however, that nothing in this Annual Report prevents or limits the Company, with any requisite Board of Director and/or stockholder approvals, from amending, restating, supplementing or otherwise modifying any such documents and agreements after the date of this Annual Report). This summary does not purport to be complete and is qualified in its entirety by the provisions of our Existing Certificate of Incorporation and to the applicable provisions of Delaware law.

I. CERTAIN DEFINITIONS

In addition to the terms defined of this Addendum in this Addendum, the following terms, when used in this Addendum, have the following meanings:

"**Accrued Reclamation Dividend(s)**" is defined in Section II(F)(VI) of this Addendum.

"**Automatic Conversion**" means an automatic conversion of the Series CF Non-Voting Preferred Stock in accordance with Section C(4)(b) of Article IV of the Existing Certificate of Incorporation. The automatic conversion provisions are summarized in subsection VIII(B)(ii) of Part I of the separate Addendum 1 to this Annual Report.

"**Dividend Restrictions**" is defined in Section II(G) of this Addendum.

"**Liquidation Event**" has the meaning given to such term in the separate Addendum 1 to this Annual Report.

"**Optional Conversion**" means, as to any particular share or shares of Series CF Non-Voting Preferred Stock, any voluntary conversion (optional conversion) of such share(s) in accordance with Section C(4)(a) of Article IV of the Existing Certificate of Incorporation. The voluntary conversion (optional conversion) provisions are summarized in subsection VIII(B)(i) of Part I of the separate Addendum 1 to this Annual Report.

"**Reclamation Dividend(s)**" is defined in the introductory paragraph of Section II of this Addendum.

"**Reclamation Dividends Period(s)**" is defined in Section II(F)(I) of this Addendum.

"**Reclamation LOB**" means the service line of business of the Company that is new to the Company as of the date of this Annual Report, created to meet the following objectives: (A) operate the Company's wastewater treatment systems as a service for industry and charge for industrial wastewater treatment on a volume basis; (B) provide a showcase for the Company's wastewater treatment systems; (C) provide immediate and on-going revenue to the Company; (D) enable a new source of water for agriculture; and (E) provide a model for how industrial wastewater can be treated and deployed to water stressed regions around the world. As of the date of this Annual Report, the Reclamation LOB is referred to by the Company as "IX Water Reclamation"; however, for clarity, the Reclamation LOB shall mean the Reclamation LOB, as defined in this Addendum, whether referred to by the Company as "IX Water Reclamation" or a successor or alternative name.

"**Reclamation Revenues**" means cash revenues of the Reclamation LOB that are collected by the Company. Neither Section C(1)(a) of Article IV of the Existing Certificate of Incorporation (as summarized in this Addendum) nor any other terms or provisions set forth in the Existing Certificate of Incorporation guarantee that the Company will, or require the Company to, generate Reclamation Revenues at any given time(s) or during any given period(s), or in any minimum or other specified amount.

"Series CF Crowdfunding Offering(s)" means any one or more Regulation Crowdfunding offerings (an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)) pursuant to which the security offered, sold and/or issued, as applicable, is the Company's Series CF Non-Voting Preferred Stock. As of the date of this Annual Report, the Series CF Crowdfunding Offering(s) includes the following offering(s): the Series CF Crowdfunding Offering #1; and the Series CF Crowdfunding Offering #2.

"**Series CF Crowdfunding Offering #1**" means the Regulation Crowdfunding offering hosted by Wefunder Portal that launched on 17 November 2022 and concluded on 29 April 2024, as is further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of the Annual Report). This Series CF Crowdfunding Offering #1 has previously been referred to in the Company's Regulation Crowdfunding filings as the "additional crowdfunding campaign" or "the Additional Crowdfunding Offering."

"Series CF Crowdfunding Offering #2" means the Regulation Crowdfunding offering hosted by StartEngine Primary LLC that is launching on or about the date of this Annual Report), as is further described in the section of this Annual Report titled "*Preferred Stock Crowdfunding Offerings*" (pp. 25-26 of the Annual Report).

"**Series CF Non-Voting Preferred Stock**" means the Company's Series CF Non-Voting Preferred Stock, par value $0.001 per share.

"**Series CF Original Issue Price**" means the original purchase price per share of the Series CF Non-Voting Preferred Stock, which is $2.50 per share, subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series CF Non-Voting Preferred Stock.

II. SERIES CF RECLAMATION REVENUE SHARE DIVIDEND

From and after December 21, 2022 (the date of the first closing of the Series CF Crowdfunding Offering #1), to the extent of available Reclamation Revenues and subject to the other terms and provisions of Section C(1)(a) of Article IV of the Existing Certificate (summarized in this Addendum), special dividends (each, a "**Reclamation Dividend**" and collectively, the "**Reclamation Dividends**") shall be calculated and allocated to the applicable issued shares of Series CF Non-Voting Preferred, and thereafter declared and/or paid (or sums set apart for payment), as the case may be, in accordance with the applicable terms and provisions of Section C(1)(a) of Article IV of the Existing Certificate (as summarized in this Addendum). The terms and provisions of the Reclamation Dividends are as follows:

(A) Applicable Revenue Sources; No Guarantees as to Reclamation Revenues. For clarity, the Reclamation Dividends are sourced and payable solely from Reclamation Revenues and not from any other revenues of the Company. Such other revenues constituting excluded revenues include (x) revenues sourced from the sale or licensing of the Company's wastewater treatment systems, (y) revenues sourced from any other existing or future lines of business and business activities of the Company that are not part of the Reclamation LOB), and (z) any and all non-cash items of revenue (in the case of non-cash items, whether or not sourced from the Reclamation LOB). In addition, there is no guarantee that the Company will, and the Company is not required to, generate Reclamation Revenues at any given time(s) or during any given period(s), or in any minimum or other specified amount.

(B) Applicability of Reclamation Dividends. The Reclamation Dividends apply only to issued shares of the Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering) and no other shares or securities of the Company.

(C) Dividend Calculation Formula. For each Reclamation Dividends Period, the total amount of Reclamation Dividends for such Reclamation Dividends Period is an amount equal to five percent (5%) of the gross Reclamation Revenues for such Reclamation Dividends Period (but in no event will such amount be less than zero dollars ($0)). Reclamation Dividends are non-compounding.

(D)   Maximum Reclamation Dividends Payout. Subject to available Reclamation Revenues and the early termination provisions set forth in Section II(E) of this Addendum, there is a cap on the maximum amount of Reclamation Dividends payable with respect to each share of the Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering). In no event will the amount of Reclamation Dividends paid in respect of a particular share of the Series CF Non-Voting Preferred Stock exceed, in the aggregate, an amount equal to 25% of the Series CF Original Issue Price of such share of Series CF Non-Voting Preferred Stock. For illustrative purposes only, assuming a Series CF Original Issue Price per share of $2.50: (I) the maximum Reclamation Dividends payout for a holder of 100 shares of Series CF Non-Voting Preferred Stock is $62.50 (100 x $2.50 x 25%); (II) the maximum Reclamation Dividends payout for a holder of 500 shares of Series CF Non-Voting Preferred Stock is $312.50 (500 x $2.50 x 25%); and (III) the maximum Reclamation Dividends payout for a holder of 2,500 shares of Series CF Non-Voting Preferred Stock is $1,562.50 (2,500 x $2.50 x 25%).

(E)   Early Termination of Rights to Reclamation Dividends.

(1)   To the extent not previously terminated or paid in full, subject to subsection (E)(2) below with respect to unpaid Accrued Reclamation Dividends at the time of the termination (if any), all rights and entitlements with respect to Reclamation Dividends automatically terminate and cease to have any further force and effect upon the first to occur of a closing or the effectiveness of (as applicable) a Liquidation Event (as to all shares of the Series CF Non-Voting Preferred Stock, whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering), an Automatic Conversion (as to all shares of the Series CF Non-Voting Preferred Stock, whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering) or an Optional Conversion (as to the shares of the Series CF Non-Voting Preferred Stock subject to the Optional Conversion, whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering).

(2)   If, at the time of a termination as described in subsection(E)(1) above, there are any unpaid Accrued Reclamation Dividends with respect to the relevant shares of the Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering), the following shall apply:

(x)   If the termination occurs in connection with a Liquidation Event, the unpaid Accrued Reclamation Dividends with respect to the relevant shares of Series CF Non-Voting Preferred are paid to the holder(s) thereof pursuant to Section C(3)(a)(i) of Article IV of the Existing Certificate of Incorporation (which is the first tier of the liquidation waterfall referenced in subsection VII(B) of Part I of the separate Addendum 1 to this Annual Report); and

(y)   If the termination occurs in connection with an Optional Conversion or an Automatic Conversion, the unpaid Accrued Reclamation Dividends with respect to the relevant shares of Series CF Non-Voting Preferred are paid to the holder(s) thereof at the time(s) and pursuant to the procedures and other provisions as described below in Section II(G) of this Addendum.

(F)   Method and Timing for the Calculation and Allocation of Reclamation Dividends; Determination of Accrued Reclamation Dividends.

(1)   *Reclamation Dividends Periods.* Each period for which Reclamation Dividends are to be calculated and allocated, whether a fiscal year or prorated fiscal year (including a portion of a fiscal year), is referred to herein as a "**Reclamation Dividends Period**." Reclamation Dividends will be calculated by the Company on an annual basis for, and as of the last day of, the Company's fiscal year then ended, except that (x) due to the timing of creation of the Reclamation LOB and the launch date for the Series CF Crowdfunding Offering #1 occurring in the final quarter of the 2022 fiscal year, the first Reclamation Dividends Period that is based upon a fiscal year will end on December 31, 2023 and will include both the fiscal year ending December 31, 2022 and the fiscal year ending December 31, 2023, on a combined basis, and (y) if a Liquidation Event, Automatic Conversion or Optional Conversion occurs while rights to Reclamation Dividends remain in effect, then in order to address the early termination provisions described above in Section II(E) of this Addendum, the final Reclamation Dividends Period will be calculated in a different manner, as provided in subsection II(F)(2) or II(F)(3) below, as applicable.

(2) *Final Reclamation Dividends Period – Liquidation Event and Automatic Conversion.* If a Liquidation Event or Automatic Conversion occurs while rights to Reclamation Dividends remain in effect, the final Reclamation Dividends Period for all relevant shares of the Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering) will be calculated as follows:

(x) If the Liquidation Event or Automatic Conversion occurs on any day during the first three (3) months of the Company's fiscal year, no Reclamation Dividends will be calculated for the fiscal year during which the Liquidation Event or Automatic Conversion occurs. In such case, the final Reclamation Dividends Period will be the immediately preceding fiscal year. For illustrative purposes only, if a Liquidation Event or Automatic Conversion were to occur effective March 5, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Company's fiscal year ends on December 31), the final Reclamation Dividends Period would be the fiscal year ending December 31, 2025 (so F 2025, 1/1/2025-12/31/2025). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for the period January 1, 2026 - March 5, 2026, or any subsequent periods.

(y) If the Liquidation Event or Automatic Conversion occurs on any day during the fourth (4th) through twelfth (12th) months of the Company's fiscal year, the Reclamation Dividends Period for the fiscal year during which the Liquidation Event or Automatic Conversion occurs, which is also the final Reclamation Dividends Period, will be as follows:

Fiscal Year Month During which the Liquidation Event or Automatic Conversion Occurs	Applicable Final Reclamation Dividends Period (month(s) are the month(s) of the fiscal year during which the Liquidation Event or Automatic Conversion occurs)
Fiscal ear, Month 4	Fiscal ear, Month 1
Fiscal ear, Month 5	Fiscal ear, Months 1 2
Fiscal ear, Month 6	Fiscal ear, Months 1-3
Fiscal ear, Month 7	Fiscal ear, Months 1-4
Fiscal ear, Month 8	Fiscal ear, Months 1-5
Fiscal ear, Month 9	Fiscal ear, Months 1-6
Fiscal ear, Month 10	Fiscal ear, Months 1-7
Fiscal ear, Month 11	Fiscal ear, Months 1-8
Fiscal ear, Month 12	Fiscal ear, Months 1-9

For illustrative purposes only, if a Liquidation Event or Automatic Conversion were to occur on August 18, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Company's fiscal year ends on December 31, so August is Fiscal ear, Month 8), the final Reclamation Dividends Period would be the period January 1, 2026 - May 31, 2026 (i.e., Fiscal ear, Months 1-5). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for the period June 1, 2026 - August 18, 2026, or any subsequent periods.

(III) *Final Reclamation Dividends Period – Optional Conversion.* The Company shall not be required to calculate or determine special Reclamation Dividends Period(s) for any particular holder(s) of shares of the Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering) in connection with any Optional Conversion. Accordingly, if an Optional Conversion occurs while rights to Reclamation Dividends remain in effect and the Optional Conversion is to be effective on a date other than the last day of a fiscal year, no Reclamation Dividends will be calculated, allocated, accrued, declared or paid, or sums set apart for payment, as the case may be, for the fiscal year (or any portion thereof) during which the Optional Conversion occurs. In such case, the final Reclamation Dividends Period will be the immediately preceding fiscal year. For illustrative purposes only, if an Optional Conversion is duly requested to occur during 2026 on any day between and including January 1, 2026 and December 30, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Company's fiscal year ends on December 31), the final Reclamation Dividends Period would be the fiscal year ending December 31, 2025 (so F 2025, 1/1/2025-12/31/2025). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for any date(s) or periods(s) during 2026 or any subsequent periods.

Further, an Optional Conversion does not accelerate rights or obligations associated with, or grant any priority with respect to the payment of, unpaid Accrued Reclamation Dividends to which a holder remains entitled at the time of the Optional Conversion. The relevant unpaid Accrued Reclamation Dividends remain payable only at the times and in the amounts as originally payable prior to the Optional Conversion.

(IV)   *Applicable Financial Statements for Calculation of Reclamation Dividends.* If the Company will obtain audited financial statements for any fiscal year that is a Reclamation Dividends Period, the Reclamation Dividends for such fiscal year will be calculated by reference to the Reclamation Revenues identified in such financial statements, once such financial statements are completed. Otherwise, the Company may utilize completed reviewed financial statements, if available, or completed unaudited financial statements, as solely determined by the Company, to calculate Reclamation Revenues for each applicable Reclamation Dividends Period.

(V)   *Eligible Holders of shares of the Series CF Non-Voting Preferred Stock for each Reclamation Dividends Period.* The date (or record date, as applicable) for determining the holders of shares of the Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering) entitled to participate in Reclamation Dividends for any Reclamation Dividends Period and, thereafter, for any declaration and/or payment (or setting apart a sum for payment) of any associated Accrued Reclamation Dividends is at the close of business on the last day of the applicable Reclamation Dividends Period.

(VI)   *Final Allocations; Definition of Accrued Reclamation Dividends.* For each applicable Reclamation Dividends Period, any Reclamation Dividends for such period, once calculated by the Company in accordance with the provisions described in this Addendum, will be allocated among the holders of shares of the Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering) entitled to participate in such Reclamation Dividends (as determined in accordance with subsection II(F)(V) above) on a pro-rata basis. Calculations of the per share dividend amount will be calculated to the nearest one ten thousandth of a cent (e.g., 0.0001), and calculations of each holder's pro-rata share will be calculated to the nearest one-hundredth of a cent (e.g., 0.01). Reclamation Dividends for a particular Reclamation Dividends Period, once calculated and allocated as herein provided, are referred to herein as "***Accrued Reclamation Dividends***."

(VII)   *Example.* For illustrative purposes only, <u>Schedule 1</u> to this Addendum 2 sets forth an example of the calculation of a particular "Accrued Reclamation Dividend" in accordance with this Section II(F) of this Addendum.

(G)   <u>Declaration and Payment of Accrued Reclamation Dividends</u>. Unless prohibited by Delaware law governing distributions to stockholders and/or contractual restrictions in any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Company or any existing or future subsidiaries of the Company (collectively, "***Dividend Restrictions***"), Accrued Reclamation Dividends shall be declared and paid (or a sum sufficient for full payment set apart) as soon as practicable after the Company's calculation and allocation thereof in accordance with Section II(F) of this Addendum (any dividend payments to be made in accordance with the dividend payment policies of the Company and/or its paying agent then in effect, which policies may include, without limitation, (1) to manage the costs of paying dividends (including fees and costs charged by the paying agent(s) of the Company), the deferral of the declaration and/or payment of Accrued Reclamation Dividends until a minimum threshold of Asccrued Reclamation Dividends has been met and (2) to reduce or mitigate fraud risks associated with check payments, mandating ACH versus check payments for dividend payments, where legally permissible). If Dividend Restrictions prevent the Company from declaring and/or paying (or setting apart a sum sufficient for full payment of) Accrued Reclamation Dividends, the Company shall ratably declare and/or pay (or set apart a sum sufficient for payment of), as applicable, the maximum amount that it may declare and/or pay (or set apart a sum sufficient for payment of), as applicable, consistent with such Dividend Restrictions, and shall declare and/or pay (or set apart a sum sufficient for payment of), as applicable, the remaining unpaid amount of Accrued Reclamation Dividends as soon as it may lawfully do so under such Dividend Restrictions. As between or among Reclamation Dividends Period(s), priority is based on chronological order of the Reclamation Dividends Period(s) with the first/earliest Reclamation Dividends Period having the highest priority. No interest or other penalties shall accrue or be payable or due in connection with Dividend Restrictions. At any time that the Company maintains a third-party stock transfer agent, such third-party stock transfer agent may serve as the paying agent for Accrued Reclamation Dividends.

Schedule 1 to ADDENDUM 2
TO THE FORM C-AR/A AMENDED AND RESTATED ANNUAL REPORT
FILED ON 8 APRIL 2025

Reclamation Dividends Example – Calculation of amount of a particular "Accrued Reclamation Dividend"

This Schedule 1 is prepared as an example only None of the assumptions or information are based on actual information or events, and are not guaranteed.

Assumptions for the Example:

1. The Company's fiscal year end is December 31.
2. The applicable Reclamation Dividends Period is the 2025 fiscal year[1] – i.e., the fiscal year period January 1, 2025 – December 31, 2025.
3. As of December 31, 2025, the Company has raised a total of $3,000,000 through the offer, sale and issuance of shares of the Series CF Non-Voting Preferred Stock pursuant to a Series CF Crowdfunding Offering and one or more subsequent crowdfunding campaigns. It is further assumed that each such crowdfunding campaign had an allocation of up to 10% bonus shares and the actual % of bonus shares actually issued is 5% total bonus shares for all such crowdfunding campaigns. As a result, the total shares of the Series CF Non-Voting Preferred Stock (whether issued in the Series CF Crowdfunding Offering #1, the Series CF Crowdfunding Offering #2, or any other Series CF Crowdfunding Offering) issued and outstanding as of December 31, 2025 is 1,260,000 shares of the Series CF Non-Voting Preferred Stock.
4. The Original Issue Price of each shares of the Series CF Non-Voting Preferred Stock remains at $2.50 per share.
5. No Liquidation Event, Automatic Conversion or Voluntary Conversion has occurred, and the rights to Reclamation Dividends remain outstanding as of December 31, 2025.
6. The Company obtains audited financial statements for the 2025 fiscal year period, which are completed in late April 2026.
7. The Reclamations Revenue identified in such audited financial statements for the 2025 fiscal year period is $3,250,000.

Accrued Reclamation Dividends for the Example:

Using the assumptions set forth above, the Company would determine the relevant "Accrued Reclamation Dividends" after completion of the audited financial statements as follows:

1. The aggregate amount of Reclamation Dividends for the 2025 fiscal year is:
   - $162,500 (5% of the $3,250,000 Reclamations Revenue for such period).
2. The amount of Reclamation Dividends for the 2025 fiscal year on a per share basis is:
   - $0.1290 ($162,500 2025 F aggregate dividend amount divided by the 1,260,000 shares of the Series CF Non-Voting Preferred Stock issued and outstanding as of 12/31/2025, calculated to the nearest one ten thousandth of a cent).

3. Examples of the dividend amount per investor in a Series CF Crowdfunding Offering, based on certain assumed investment amounts and assuming either no bonus shares or 10% bonus shares, are as set forth in the table on the next page of this Schedule 1.

Note – Timing of Declaration and Payment of the Relevant Accrued Reclamation Dividends: Note that timing of the declaration and payment of the relevant Accrued Reclamation Dividends will depend on whether Dividend Restrictions (as defined in this Addendum 2) are in existence as well as the terms of the Company and paying agent policies and procedures then in effect for the declaration and payment of Reclamation Dividends.

[1] The Company's prior Regulation Crowdfunding filings, made in 2023 and 2024, included an illustration (example) by reference to the 2024 fiscal year. Such illustration (example) has been updated to refer to the 2025 fiscal year, which is the year in which this Annual Report is filed. These remain illustrations (examples) only. None of the assumptions or information are based on actual information or events, and are not guaranteed.

Schedule 1 to ADDENDUM 2

TO THE FORM C-AR/A AMENDED AND RESTATED ANNUAL REPORT
FILED ON 8 APRIL 2025

(Continued from prior page)

Per the assumptions on the prior page, the following are examples of the dividend amount per investor based on certain assumed investment amounts and assuming either no bonus shares or 10% bonus shares. This Schedule 1 is prepared as an example only. None of the assumptions or information are based on actual information or events, and are not guaranteed

Assumed per share dividend amount: $0.1290

NOTE: The investment amount and number of shares are assumed to be the amount and number as are existing on 12/31/2025 (i.e., the last day of the assumed 2025 fiscal year (F   ) Reclamations Dividend Period)

Investment Amount		# Shares (no bonus shares)	2025 FY Total Dividend Amount (no bonus shares) – "Accrued Reclamation Dividend"	Maximum Dividend Payout (25% of original issue price per share) (no bonus shares)		# Shares (10% bonus shares)	2025 FY Total Dividend Amount (10% bonus shares) – "Accrued Reclamation Dividend"	Maximum Dividend Payout (25% of original issue price per share) (10% bonus shares)
$250.00		100	$12.90	$62.50		110	$14.19	$68.75
$500.00		200	$25.80	$125.00		220	$28.38	$137.50
$750.00		300	$38.70	$187.50		330	$42.57	$206.25
$1,000.00		400	$51.60	$250.00		440	$56.76	$275.00
$2,500.00		1,000	$129.00	$625.00		1,100	$141.90	$687.50
$5,000.00		2,000	$258.00	$1,250.00		2,200	$283.80	$1,375.00
$10,000.00		4,000	$516.00	$2,500.00		4,400	$567.60	$2,750.00
$25,000.00		10,000	$1,290.00	$6,250.00		11,000	$1,419.00	$6,875.00
$50,000.00		20,000	$2,580.00	$12,500.00		22,000	$2,838.00	$13,750.00
$100,000.00		40,000	$5,160.00	$25,000.00		44,000	$5,676.00	$27,500.00

EXHIBIT A
TO IX POWER CLEAN WATER, INC. FORM C-AR/A FILED 8 APRIL 2025

EXISTING CERTIFICATE OF INCORPORATION OF IX POWER CLEAN WATER, INC.

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "IX POWER CLEAN WATER, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF OCTOBER, A.D. 2022, AT 8:40 O`CLOCK P.M.



5605475   8100
SR# 20223859876

Authentication: 204705910
Date: 10-26-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:40 PM 10/25/2022
FILED 08:40 PM 10/25/2022
SR 20223859876 - File Number 5605475

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF IX POWER CLEAN WATER, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

IX Power Clean Water, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is IX Power Clean Water, Inc., and that this corporation was originally incorporated pursuant to the DGCL on September 17, 2014 under the name IX Power Clean Water, Inc. and this corporation's original Certificate of Incorporation was filed with the State of Delaware Secretary of State on such date (the "Original Certificate of Incorporation"). An Amended and Restated Certificate of Incorporation was filed with the State of Delaware Secretary of State on May 16, 2018 (such Amended and Restated Certificate of Incorporation, the "Existing Certificate of Incorporation").

2. That the Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Existing Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Existing Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I.

The name of this corporation is IX Power Clean Water, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801, and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

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ARTICLE IV.

A. **Authorized Stock; Prior Forward Common Stock Split and Common Stock Reclassification; Prior Forward Series A Preferred Stock Split**

1. **Authorized Stock.** This Corporation is authorized to issue three classes of stock to be designated, respectively, "Class A Common Stock", "Class B Non-Voting Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 22,513,878 shares, 11,000,000 shares of which shall be Class A Common Stock (the "Class A Common Stock"), 6,666,014 shares of which shall be Class B Non-Voting Common Stock (the "Class B Non-Voting Common Stock"), and 4,847,864 shares of which shall be Preferred Stock (the "Preferred Stock"). The Class A Common Stock shall have a par value of $0.001 per share, the Class B Non-Voting Common Stock shall have a par value of $0.001 per share, and the Preferred Stock shall have a par value of $0.001 per share.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are set forth in the other sections and subsections of this Article IV.

2. **Certain Definitions.** As used in this Article IV: (i) the term "Existing COI Effective Date" means the date that the Existing Certificate of Incorporation was filed and effective pursuant to Section 103 of the DGCL (which date was May 16, 2018); (ii) the term "Existing COI Effective Time" means the time that the Existing Certificate of Incorporation was filed and effective pursuant to Section 103 of the DGCL (which time was 2:24PM Eastern Time on May 16, 2018); (iii) the term "Existing Certificate of Incorporation" means the Existing Certificate of Incorporation; (iv) "Effective Date" means the date that this Second Amended and Restated Certificate of Incorporation is filed and effective pursuant to Section 103 of the DGCL; (v) the term "Effective Time" means the time that this Second Amended and Restated Certificate of Incorporation is filed and effective pursuant to Section 103 of the DGCL; (iv) the term "Restated Certificate" means this Second Amended and Restated Certificate of Incorporation; and (v) the term "Board" means the Board of Directors of the Corporation.

3. **Issued and Outstanding Stock Immediately Prior to Existing COI Effective Time.** Immediately prior to the Existing COI Effective Time, the number of shares of capital stock of the Corporation issued and outstanding was: (i) 1,014,394 shares of Common Stock, par value $0.001 per share (all such common shares being of a single class) (the "Original Common Stock"); and (ii) 246,566 shares of Series A Preferred Stock, par value $0.001 (with no other shares of preferred stock issued and outstanding) (the "Original Series A Stock").

4. **Forward Common Stock Split and Common Stock Reclassification - Existing COI Effective Time.** Immediately upon the Existing COI Effective Time, each one (1) share of Original Common Stock issued and outstanding immediately prior to the Existing COI Effective Time was automatically (without any action by the holder thereof) subdivided, reclassified and changed into and became 8.2 shares of validly issued, fully paid and non-assessable shares of the Class A Common Stock of the Corporation, par value $0.001 per share, authorized by Section A and by Section B of Article IV of the Existing Certificate of Incorporation, subject to the treatment of fractional share interests as described below (the "Common Stock Split and Reclassification"). Pursuant to the terms and provisions of the Existing Certificate of Incorporation: (i) the par value of the shares of Class A Common Stock issued in connection with the Common Stock Split and Reclassification remained $0.001 per share; (ii) no fractional shares were to be issued in connection

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with or following the Common Stock Split and Reclassification; (iii) all shares of Class A Common Stock (including fractions thereof) issuable upon the Common Stock Split and Reclassification to a given holder were to be aggregated for purposes of determining whether the Common Stock Split and Reclassification would result in the issuance of a fractional share, and if, after the aforementioned aggregation, the Common Stock Split and Reclassification would result in the issuance of a fraction of a share of Class A Common Stock, the Corporation, in lieu of issuing any such fractional share, was to round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Class A Common Stock; and (iv) each certificate that immediately prior to the Existing COI Effective Time represented shares of Original Common Stock thereafter represented that number of shares of Class A Common Stock into which the shares of Original Common Stock represented by such certificate had been were subdivided, reclassified and changed, subject to the elimination of fractional share interests as described above; *provided,* that each person holding of record a stock certificate or certificates that represented shares of Original Common Stock was entitled to receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the type and number of shares of Class A Common Stock to which such person was entitled under the Common Stock Split and Reclassification. For clarity, in the case of uncertificated shares, the person registered as the owner of shares of Original Common Stock in book-entry form, was and is to be treated for all purposes as having become the record holder or holders of the type and number of shares of Class A Common Stock to which such person was entitled under the Common Stock Split and Reclassification. This Restated Certificate does not alter the Common Stock Split and Reclassification. Such Common Stock Split and Reclassification is hereby confirmed, and this Restated Certificate takes into account such Common Stock Split and Reclassification.

5. **Forward Series A Stock Split - Existing COI Effective Time.** Immediately upon the Existing COI Effective Time, each one (1) share of Original Series A Stock issued and outstanding immediately prior to the Existing COI Effective Time was automatically (without any action by the holder thereof) subdivided, reclassified and changed into and became 8.2 shares of validly issued, fully paid and non-assessable shares of the Corporation's Series A Preferred Stock, par value $0.001 per share, subject to the treatment of fractional share interests as described below (the "Series A Stock Split"). Pursuant to the terms and provisions of the Existing Certificate of Incorporation: (i) the par value of the shares of Series A Preferred Stock issued in connection with the Series A Stock Split remained $0.001 per share; (ii) no fractional shares were to be issued in connection with or following the Series A Stock Split; (iii) all shares of Series A Preferred Stock (including fractions thereof) issuable upon the Series A Stock Split to a given holder were to be aggregated for purposes of determining whether the Series A Stock Split would result in the issuance of a fractional share, and if, after the aforementioned aggregation, the Series A Stock Split would result in the issuance of a fraction of a share of Series A Preferred Stock, the Corporation, in lieu of issuing any such fractional share, was to round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Series A Preferred Stock; and (iv) each certificate that immediately prior to the Existing COI Effective Time represented shares of Original Series A Stock was to thereafter represent that number of shares of Series A Preferred Stock into which the shares of Original Series A Stock represented by such certificate had been subdivided, reclassified and changed, subject to the elimination of fractional share interests as described above; *provided, that* each person holding of record a stock certificate or certificates that represented shares of Original Series A Stock was entitled to receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the type and number of shares of Series A Preferred Stock to which such person was entitled under the

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Series A Stock Split. For clarity, in the case of uncertificated shares, the person registered as the owner of shares of Original Series A Stock in book-entry form, was and is to be treated for all purposes as having become the record holder or holders of the type and number of shares of Series A Preferred Stock to which such person was entitled under the Series A Stock Split. This Restated Certificate does not alter the Series A Stock Split. Such Series A Stock Split is hereby confirmed, and this Restated Certificate takes into account such Series A Stock Split.

6. Additional Matters - Series A Preferred Stock.

(a) **Series A Conversion Securities.** Prior to the Existing COI Effective Time, the Series A Preferred Stock was convertible into shares of the Corporation's Common Stock, par value $0.001 per share (all such common shares being of a single class), as provided in the Original Certificate of Incorporation. Immediately upon and following the Existing COI Effective Time, the Series A Preferred Stock automatically (without any action by any holder thereof) became convertible into shares of the Class A Common Stock of the Corporation, as provided in the Existing Certificate of Incorporation. Immediately upon and following the Effective Time, the Series A Preferred Stock continues to be convertible into shares of the Class A Common Stock of the Corporation, as provided in this Restated Certificate.

(b) **Series A Original Issue Price, Series A Conversion Price and Conversion Rate.** Immediately prior to the Existing COI Effective Time, the "Series A Original Issue Price" and the "Series A Conversion Price" was $6.1460 per share, and such price per share is subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred. In connection with the Series A Stock Split, immediately upon the Existing COI Effective Time, pursuant to Section C(1) and Section C(4)(a)(i)(A) of the Existing Certificate of Incorporation, the "Series A Original Issue Price" and the "Series A Conversion Price" were adjusted from $6.1460 per share to $0.749512 per share; and such $0.749512 per share price was to be subject to appropriate further adjustment after the Existing COI Effective Date in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock after the Existing COI Effective Date. Neither the Series A Stock Split nor the Common Stock Split and Reclassification affected the rate at which shares of Series A Preferred Stock might be converted into shares of Class A Common Stock under the provisions of the Existing Certificate of Incorporation. Immediately prior to and following the Existing COI Effective Time, such rate of conversion was 1-to-1. Immediately prior to and following the Effective Time, such rate of conversion continues to be 1-to-1.

B. Common Stock.

1. **General.** Except as expressly provided in this Section B of this Article IV, the Class A Common Stock and Class B Non-Voting Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. The voting, dividend and liquidation rights of the holders of the Class A Common Stock and Class B Non-Voting Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate.

2. **Voting.**

(a) **Class A Common Stock (Voting Stock).** Except as set forth in this Restated Certificate or as otherwise required by law which cannot be superseded by the provisions of

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IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

this Restated Certificate, the holders of the Class A Common Stock (and, so long as any shares of the Corporation's Series A Preferred Stock remain outstanding, the holders of the such Series A Preferred Stock, *see* Section C of this Article IV), shall possess exclusively all voting power. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however*, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the DGCL. There shall be no cumulative voting.

(b)   Class B Non-Voting Common (Non-Voting Stock).

(i)   Except as set forth in subsections (ii), (iii) and (iv) below of this Section B(2)(b), holders of shares of Class B Non-Voting Common Stock shall not be entitled to vote (in their capacity as holders of Class B Non-Voting Common Stock) on any matter submitted to a vote of the stockholders of the Corporation, and shares of Class B Non-Voting Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(ii)   The holders of Class B Non-Voting Common Stock shall have the right to vote as a separate class on any Liquidation Event (as defined in Section B(4) below), or any recapitalization or reorganization, in each case in which shares of Class B Non-Voting Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Class A Common Stock or would otherwise be treated differently from shares of Class A Common Stock in connection with such transaction, *except that* shares of Class B Non-Voting Common Stock may, without any consent or vote of the holders of Class B Non-Voting Common Stock, receive or be exchanged for non-voting Securities (as defined below) which are otherwise identical on a per share basis in amount and form to the voting Securities received with respect to or exchanged for the Class A Common Stock so long as all other consideration is identical to that received by the Class A Common Stock on a per share basis. "Securities" means "securities" as defined in Section 2(a)(1) of the Securities Act of 1933, as amended, and includes capital stock or other equity interests or any options, warrants or other Securities that are directly or indirectly convertible into, or exercisable or exchangeable for, capital stock or other equity or equity-linked interests, including phantom stock and stock appreciation rights.

(iii)   The holders of Class B Non-Voting Common Stock shall have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided* that an amendment, alteration or repeal of this Restated Certificate to increase or decrease the number of authorized shares of Class B Non-Voting Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a

5

single class, and no vote of the holders of any shares of Class B Non-Voting Common Stock, voting separately as a class, shall be required therefor.

(iv)   The holders of Class B Non-Voting Common Stock shall have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subsection (ii) or subsection (iii) above), and which cannot be superseded by the provisions of this Restated Certificate.

(v)   As to all matters for which voting rights are provided to the holders of Class B Non-Voting Common Stock under this Section B(2)(b), the holders of the Class B Non-Voting Common Stock are entitled to one vote for each share of Class B Non-Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

3.   **Dividends**. Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate, any dividend or distribution on the Common Stock shall be payable on shares of Class A Common Stock and Class B Non-Voting Common Stock, share and share alike; *provided, however*, that (i) in the case of dividends or distributions payable in shares of Common Stock of the Corporation, or options, warrants or rights to acquire shares of such Common Stock, or Securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or Securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or Securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid and (ii) if such dividends or distributions consist of other voting Securities of the Corporation, the Corporation shall make available to each holder of Class B Non-Voting Common Stock dividends or distributions consisting of non-voting Securities of the Corporation which are otherwise identical to the voting Securities. As used in this Section B(3), the term "Securities" has the meaning given to such term in Section B(2)(b)(ii).

4.   **Liquidation**. Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Section C(3)(d) below) (a "Liquidation Event"), the holders of Class A Common Stock and the holders of Class B Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

5.   **Stock Splits and Combinations**. If the Corporation in any manner splits, subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be split, subdivided or combined in the same manner.

C.   **Preferred Stock.**

2,021,850 of the authorized shares of Preferred Stock are hereby designated "Series A Preferred Stock" (the "Series A Preferred"), 626,014 of the authorized shares of Preferred Stock are hereby designated "Series B Non-Voting Preferred Stock" (the "Series B Non-Voting Preferred"), and 2,200,000 of the authorized shares of Preferred Stock are hereby designated "Series CF Non-Voting Preferred Stock" (the "Series CF Non-Voting Preferred"). The Series A Preferred and the Series B Non-Voting Preferred are sometimes referred to herein collectively as the

6

"A/B Preferred Stock" (for clarity, the A/B Preferred Stock is limited to the Series A Preferred and the Series B Non-Voting Preferred only and does not include the Series CF Non-Voting Preferred). The Series A Preferred, the Series B Non-Voting Preferred and the Series CF Non-Voting Preferred are sometimes referred to herein collectively as the "Preferred Stock." The rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Preferred Stock, including as applicable, the A/B Preferred Stock or a particular series of Preferred Stock, as the case may be, are as described in this Section C of this Article IV.

Pursuant to the Original Certificate of Incorporation, all 813,537 shares of the Corporation's authorized preferred stock were designated "Series A Preferred Stock." Immediately prior to the Existing COI Effective Time, only 246,566 shares of such 813,537 authorized shares were issued and outstanding. As of the Existing COI Effective Time, pursuant to the Series A Stock Split described in Section A of this Article IV, such 246,566 shares were subdivided and changed into an aggregate of 2,021,850 shares of Series A Preferred. As a result, the total number of authorized shares of Series A Preferred under the Existing Certificate of Incorporation was equivalent to the total number of shares of Series A Preferred issued and outstanding upon the Existing COI Effective Time, after giving effect to the Series A Stock Split described in Section A of this Article IV. The total number of shares of Series A Preferred issued and outstanding upon the Effective Time remains 2,021,850 shares of Series A Preferred; accordingly, the total number of authorized shares of Series A Preferred under this Restated Certificate is equivalent to the total number of shares of Series A Preferred issued and outstanding both upon the Existing COI Effective Time, after giving effect to the Series A Stock Split described in Section A of this Article IV, and upon the Effective Time.

Pursuant to the Existing Certificate of Incorporation, 2,160,000 shares of the Corporation's authorized preferred stock were designated "Series B Non-Voting Preferred Stock." Immediately prior to the Effective Time, only 626,014 shares of such 2,160,000 authorized shares were issued and outstanding. The total number of shares of Series B Non-Voting Preferred issued and outstanding upon the Effective Time remains 626,014 shares of Series B Non-Voting Preferred; accordingly, the total number of authorized shares of Series B Non-Voting Preferred under this Restated Certificate is equivalent to the total number of shares of Series B Non-Voting Preferred issued and outstanding upon the Effective Time.

    1.   **Dividends.**

        (a)   **Special Revenue Share Dividend, Reclamation Line of Business – Series CF Non-Voting Preferred Shares.**

            (i)   **Special Definitions.** For purposes of this Section C(1)(a) and other applicable provisions of this Restated Certificate, in addition to defined terms specified elsewhere in this Section C(1)(a) and other applicable provisions of this Restated Certificate, the following definitions shall apply:

"Accrued Reclamation Dividend(s)" is defined in Section C(1)(a)(ii)(F)(VI) below.

"Automatic Conversion" means an automatic conversion of the Series CF Non-Voting Preferred in accordance with Section C(4)(b).

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"Effective Date" and "Effective Time" have the meanings given to such terms in Section A(2).

"Dividend Restrictions" is defined in Section C(1)(a)(ii)(G) below.

"Liquidation Event" is defined in Section B(3) of this Article IV.

"Optional Conversion" means, as to any particular share or shares of Series CF Non-Voting Preferred, any voluntary conversion (optional conversion) of such share(s) in accordance with Section C(4)(a).

"Reclamation Dividend(s)" is defined in Section C(1)(a)(ii) below.

"Reclamation Dividends Period(s)" is defined in Section C(1)(a)(ii)(F)(I) below.

"Reclamation LOB" means the service line of business of the Corporation that is new to the Corporation as of the Effective Date, created to meet the following objectives: (A) operate the Corporation's wastewater treatment systems as a service for industry and charge for industrial wastewater treatment on a volume basis; (B) provide a showcase for the Corporation's wastewater treatment systems; (C) provide immediate and on-going revenue to the Corporation; (D) enable a new source of water for agriculture; and (E) provide a model for how industrial wastewater can be treated and deployed to water stressed regions around the world. As of the Effective Date, the Reclamation LOB is referred to by the Corporation as "IX Water Reclamation"; however, for clarity, the Reclamation LOB shall mean the Reclamation LOB, as defined in this Restated Certificate, whether referred to by the Corporation as "IX Water Reclamation" or a successor or alternative name.

"Reclamation Revenues" means cash revenues of the Reclamation LOB that are collected by the Corporation. Neither this Section C(1)(a) nor any other terms or provisions set forth in this Restated Certificate guarantee that the Corporation will, or require the Corporation to, generate Reclamation Revenues at any given time(s) or during any given period(s), or in any minimum or other specified amount.

(ii)   **Terms of Reclamation Dividends.** From and after the date of the issuance of any shares of Series CF Non-Voting Preferred, to the extent of available Reclamation Revenues and subject to the other terms and provisions of this Section C(1)(a), special dividends (each, a "Reclamation Dividend" and collectively, the "Reclamation Dividends") shall be calculated and allocated to the applicable issued shares of Series CF Non-Voting Preferred, and thereafter declared and/or paid (or sums set apart for payment), as the case may be, in accordance with the applicable terms and provisions of this Section C(1)(a). The terms and provisions of the Reclamation Dividends are as follows:

(A)   Applicable Revenue Sources. For clarity, the Reclamation Dividends are sourced and payable solely from Reclamation Revenues and not from any other revenues of the Corporation. Such other revenues constituting excluded revenues include (x) revenues sourced from the sale or licensing of the Corporation's wastewater treatment systems, (y) revenues sourced from any other existing or future lines of business and business activities of the Corporation that are not part of the Reclamation LOB, and (z) any and all non-cash items of revenue (in the case of non-cash items, whether or not sourced from the Reclamation LOB).

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(B) <u>Applicability of Reclamation Dividends</u>. The Reclamation Dividends apply only to issued shares of the Series CF Non-Voting Preferred and no other shares or securities of the Corporation.

(C) <u>Dividend Calculation Formula</u>. For each Reclamation Dividends Period, the total amount of Reclamation Dividends for such Reclamation Dividends Period is an amount equal to five percent (5%) of the gross Reclamation Revenues for such Reclamation Dividends Period (but in no event will such amount be less than zero dollars ($0)). Reclamation Dividends are non-compounding.

(D) <u>Maximum Reclamation Dividends Payout</u>. Subject to available Reclamation Revenues and the early termination provisions set forth in Section C(1)(a)(ii)(E) below, there is a cap on the maximum amount of Reclamation Dividends payable with respect to each issued share of Series CF Non-Voting Preferred. In no event will the amount of Reclamation Dividends paid in respect of a particular issued share of Series CF Non-Voting Preferred exceed, in the aggregate, an amount equal to 25% of the Series CF Original Issue Price (as defined in Section C(1)(b) below) of such issued share of Series CF Non-Voting Preferred. For illustrative purposes only, assuming a Series CF Original Issue Price per share of $2.50: (I) the maximum Reclamation Dividends payout for a holder of 100 shares of Series CF Non-Voting Preferred is $62.50 (100 x $2.50 x 25%); (II) the maximum Reclamation Dividends payout for a holder of 500 shares of Series CF Non-Voting Preferred is $312.50 (500 x $2.50 x 25%); and (III) the maximum Reclamation Dividends payout for a holder of 2,500 shares of Series CF Non-Voting Preferred is $1,562.50 (2,500 x $2.50 x 25%).

(E) <u>Early Termination of Rights to Reclamation Dividends</u>.

(I) To the extent not previously terminated or paid in full, subject to the provisions of subsection (E)(II) below with respect to unpaid Accrued Reclamation Dividends at the time of the termination (if any), all rights and entitlements with respect to Reclamation Dividends automatically terminate and cease to have any further force and effect upon the first to occur of a closing or the effectiveness of (as applicable) a Liquidation Event (as to all shares of Series CF Non-Voting Preferred), an Automatic Conversion (as to all shares of Series CF Non-Voting Preferred) or an Optional Conversion (as to the shares of Series CF Non-Voting Preferred subject to the Optional Conversion).

(II) If, at the time of a termination under subsection(E)(I) above, there are any unpaid Accrued Reclamation Dividends with respect to the relevant shares of Series CF Non-Voting Preferred, the following shall apply:

(x) If the termination occurs in connection with a Liquidation Event, the unpaid Accrued Reclamation Dividends with respect to the relevant shares of Series CF Non-Voting Preferred are paid to the holder(s) thereof pursuant to Section C(3)(a)(i) of this Article IV; and

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(y)   If the termination occurs in connection with an Optional Conversion or an Automatic Conversion, the unpaid Accrued Reclamation Dividends with respect to the relevant shares of Series CF Non-Voting Preferred are paid to the holder(s) thereof at the time(s) and pursuant to the procedures and other provisions set forth in Section C(1)(a)(ii)(G) below.

(F)   Method and Timing for the Calculation and Allocation of Reclamation Dividends; Determination of Accrued Reclamation Dividends.

(I)   *Reclamation Dividends Periods*. Each period for which Reclamation Dividends are to be calculated and allocated, whether a fiscal year or any prorated fiscal year (including a portion of a fiscal year), is referred to herein as a "Reclamation Dividends Period." Reclamation Dividends will be calculated by the Corporation on an annual basis for, and as of the last day of, the Corporation's fiscal year then ended, except that (A) the first Reclamation Dividends Period that is based upon a fiscal year will end on December 31, 2023 and will include both the fiscal year ending December 31, 2022 and the fiscal year ending December 31, 2023, on a combined basis, and (B) if a Liquidation Event, Automatic Conversion or Optional Conversion occurs while rights to Reclamation Dividends remain in effect, then in order to address the early termination provision of Section C(1)(a)(ii)(E) above, the final Reclamation Dividends Period will be calculated in a different manner, as provided in subsection (F)(II) or subsection (F)(III) below, as applicable.

(II)   *Final Reclamation Dividends Period – Liquidation Event and Automatic Conversion*. If a Liquidation Event or Automatic Conversion occurs while rights to Reclamation Dividends remain in effect, the final Reclamation Dividends Period for all relevant shares of the Series CF Non-Voting Preferred will be calculated as follows:

(x)   If the Liquidation Event or Automatic Conversion occurs on any day during the first three (3) months of the Corporation's fiscal year, no Reclamation Dividends will be calculated for the fiscal year during which the Liquidation Event or Automatic Conversion occurs. In such case, the final Reclamation Dividends Period will be the immediately preceding fiscal year. For illustrative purposes only, if a Liquidation Event or Automatic Conversion were to occur effective March 5, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Corporation's fiscal year ends on December 31), the final Reclamation Dividends Period would be the fiscal year ending December 31, 2025 (so FY 2025, 1/1/2025-12/31/2025). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for the period January 1, 2026 - March 5, 2026, or any subsequent periods.

(y)   If the Liquidation Event or Automatic Conversion occurs on any day during the fourth (4th) through twelfth (12th) months of the Corporation's fiscal year, the Reclamation Dividends Period for

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the fiscal year during which the Liquidation Event or Automatic Conversion occurs, which is also the final Reclamation Dividends Period, will be as follows:

Fiscal Year Month During which the Liquidation Event or Automatic Conversion Occurs	Applicable Final Reclamation Dividends Period (month(s) are the month(s) of the fiscal year during which the Liquidation Event or Automatic Conversion occurs)
Fiscal Year, Month 4	Fiscal Year, Month 1
Fiscal Year, Month 5	Fiscal Year, Months 1&2
Fiscal Year, Month 6	Fiscal Year, Months 1-3
Fiscal Year, Month 7	Fiscal Year, Months 1-4
Fiscal Year, Month 8	Fiscal Year, Months 1-5
Fiscal Year, Month 9	Fiscal Year, Months 1-6
Fiscal Year, Month 10	Fiscal Year, Months 1-7
Fiscal Year, Month 11	Fiscal Year, Months 1-8
Fiscal Year, Month 12	Fiscal Year, Months 1-9

For illustrative purposes only, if a Liquidation Event or Automatic Conversion were to occur on August 18, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Corporation's fiscal year ends on December 31, so August is Fiscal Year, Month 8), the final Reclamation Dividends Period would be the period January 1, 2026 - May 31, 2026 (i.e., Fiscal Year, Months 1-5). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for the period June 1, 2026 - August 18, 2026, or any subsequent periods.

(III)   *Final Reclamation Dividends Period – Optional Conversion.* The Corporation shall not be required to calculate or determine special Reclamation Dividends Period(s) for any particular holder(s) of shares of the Series CF Non-Voting Preferred Stock in connection with any Optional Conversion. Accordingly, if an Optional Conversion occurs while rights to Reclamation Dividends remain in effect and the Optional Conversion is to be effective on a date other than the last day of a fiscal year, no Reclamation Dividends will be calculated, allocated, accrued, declared or paid, or sums set apart for payment, as the case may be, for the fiscal year (or any portion thereof) during which the Optional Conversion occurs. In such case, the final Reclamation Dividends Period will be the immediately preceding fiscal year. For illustrative purposes only, if an Optional Conversion is duly requested to occur during 2026 on any day between and including January 1,

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2026 and December 30, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Corporation's fiscal year ends on December 31), the final Reclamation Dividends Period would be the fiscal year ending December 31, 2025 (so FY 2025, 1/1/2025-12/31/2025). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for any date(s) or periods(s) during 2026 or any subsequent periods.

Further, an Optional Conversion does not accelerate rights or obligations associated with, or grant any priority with respect to the payment of, unpaid Accrued Reclamation Dividends to which a holder remains entitled at the Conversion Time (as defined in Section C(4)(a)(iii) of this Article IV). The relevant unpaid Accrued Reclamation Dividends remain payable only at the times and in the amounts as originally payable in accordance with the applicable provisions of Section C(1)(a) prior to the Conversion Time.

(IV) *Applicable Financial Statements for Calculation of Reclamation Dividends.* If the Corporation will obtain audited financial statements for any fiscal year that is a Reclamation Dividends Period, the Reclamation Dividends for such fiscal year will be calculated by reference to the Reclamation Revenues identified in such financial statements, once such financial statements are completed. Otherwise, the Corporation may utilize completed reviewed financial statements, if available, or completed unaudited financial statements, as solely determined by the Corporation, to calculate Reclamation Revenues for each applicable Reclamation Dividends Period.

(V) *Eligible Holders of shares of the Series CF Non-Voting Preferred for each Reclamation Dividends Period.* The date (or record date, as applicable) for determining the holders of shares of the Series CF Non-Voting Preferred entitled to participate in Reclamation Dividends for any Reclamation Dividends Period and, thereafter, for any declaration and/or payment (or setting apart a sum for payment) of any associated Accrued Reclamation Dividends (as defined in subsection (F)(VI) below), is at the close of business on the last day of the applicable Reclamation Dividends Period.

(VI) *Final Allocations; Definition of Accrued Reclamation Dividends.* For each applicable Reclamation Dividends Period, any Reclamation Dividends for such period, once calculated by the Corporation in accordance with the above provisions, will be allocated among the holders of shares of the Series CF Non-Voting Preferred entitled to participate in such Reclamation Dividends (as determined in accordance with subsection (F)(V) above) on a pro-rata basis. Calculations of the per share dividend amount will be calculated to the nearest one ten thousandth of a cent (e.g., 0.0001), and calculations of each holder's pro-rata share will be calculated to the nearest one-hundredth of a cent (e.g., 0.01). Reclamation Dividends for a particular Reclamation Dividends Period, once calculated and allocated as herein provided, are referred to this Restated Certificate as "Accrued Reclamation Dividends."

(G) <u>Declaration and Payment of Accrued Reclamation Dividends</u>. Unless prohibited by Delaware law governing distributions to stockholders and/or contractual restrictions in any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Corporation or any existing or future subsidiaries of the Corporation (collectively, "Dividend Restrictions"), Accrued Reclamation Dividends shall be declared and paid (or a sum sufficient for full payment set apart) as soon as practicable after the Corporation's calculation and allocation thereof in accordance with subsection (F) above (any dividend payments to be made in accordance with the dividend payment policies of the Corporation and/or its paying agent then in effect). If Dividend Restrictions prevent the Corporation from declaring and/or paying (or setting apart a sum sufficient for full payment of) Accrued Reclamation Dividends, the Corporation shall ratably declare and/or pay (or set apart a sum sufficient for payment of), as applicable, the maximum amount that it may declare and/or pay (or set apart a sum sufficient for payment of), as applicable, consistent with such Dividend Restrictions, and shall declare and/or pay (or set apart a sum sufficient for payment of), as applicable, the remaining unpaid amount of Accrued Reclamation Dividends as soon as it may lawfully do so under such Dividend Restrictions. As between or among Reclamation Dividends Period(s), priority is based on chronological order of the Reclamation Dividends Period(s) with the first/earliest Reclamation Dividends Period having the highest priority. No interest or other penalties shall accrue or be payable or due in connection with Dividend Restrictions. At any time that the Corporation maintains a third-party stock transfer agent, such third-party stock transfer agent may serve as the paying agent for Accrued Reclamation Dividends.

(b) **Other Dividends.** For purposes of this Section C(1)(b) and other applicable provisions of this Restated Certificate, the term "Other Dividends" means dividends or other distributions on shares of any class or series of capital stock of the Corporation, other than (1) dividends on shares of Common Stock payable in shares of Common Stock and (2) the dividends specified in Section C(1)(a) above. The Corporation shall not declare or pay (or set apart funds for the payment of) any Other Dividends unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, an Other Dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of an Other Dividend on Common Stock or any class or series that is convertible into Common Stock, that Other Dividend per share of Preferred Stock as would equal the product of (A) the Other Dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such Other Dividend or (ii) in the case of an Other Dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the Other Dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below), the Series B Original Issue Price (as defined below) or the Series CF Original Issue Price (as defined below), as applicable; provided that, if the Corporation declares, pays or sets aside, on the same date, an Other Dividend on shares of more than one class or series of capital stock of the Corporation, the Other Dividend payable to the holders of Preferred Stock pursuant to this Section C(1)(b) shall be calculated based upon the Other Dividend on the class or series of capital stock that would result in the highest Preferred Stock Other Dividend. All Other

13

Dividends declared, paid or set aside on shares of Preferred Stock pursuant to this Section C(1)(b) shall be declared, paid or set aside among such shares of Preferred Stock on a *pari passu* basis based on the number of shares of Common Stock then held by each holder of Preferred Stock (assuming conversion into Common Stock of all shares of Preferred Stock at the then effective conversion rate). Notwithstanding the foregoing, if any Other Dividends to be declared, paid or set aside on shares of the Series B Non-Voting Preferred Stock and/or Series CF Non-Voting Preferred Stock, as applicable, consist of voting Securities of the Corporation, the Corporation shall make available to each holder of Series B Non-Voting Preferred Stock and/or Series CF Non-Voting Preferred Stock, as applicable, Other Dividends consisting of non-voting Securities of the Corporation which are otherwise identical to the voting Securities. As used in this Section C(1)(b), the term "Securities" has the meaning given to such term in Section B(2)(b)(ii). Further, until all Accrued Reclamation Dividends are paid in full or any earlier termination of the Reclamation Dividends rights in accordance with Section C (1)(a) above, (x) no Other Dividends will be declared, paid or set aside during any period that Dividend Restrictions with respect to Accrued Reclamation Dividends exist and (y) Reclamation Revenues shall not be a source of revenues/income for Other Dividends.

The "Series A Original Issue Price" shall mean $ 0.749512 per share. Such $0.749512 per share price reflects adjustments for the Series A Stock Split described in Section A of this Article IV so will not be further adjusted for such Series A Stock Split. Such $0.749512 per share price is subject to appropriate further adjustment after the Effective Date in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred after the Effective Date.

The "Series B Original Issue Price" shall mean $1.25 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Non-Voting Preferred.

The "Series CF Original Issue Price" shall mean $2.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series CF Non-Voting Preferred.

2.   **Voting**.

(a)   **Series A Preferred Stock (Voting Stock).**

(i)   **General Rights.** Except as set forth in this Restated Certificate or as otherwise required by law which cannot be superseded by the provisions of this Restated Certificate, the holders of the Class A Common Stock (*see* Section B of this Article IV) and, so long as any shares of the Series A Preferred remain outstanding the holders of the Series A Preferred, shall possess exclusively all voting power. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Series A Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as set forth in this Restated Certificate or as otherwise required by law which cannot be superseded by the provisions of this Restated Certificate, holders of Series A Preferred shall vote together with the holders of Class A Common Stock as a single class. Fractional votes shall not, however, be

14

permitted and any fractional voting rights available on an as-converted to Class A Common Stock basis shall be rounded to the nearest whole number (with one-half being rounded upward). There shall be no cumulative voting.

(ii) **Election of Directors**. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation and the holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Class A Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section C(2)(a)(ii), then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Class A Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Class A Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section C(2)(a)(ii), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section C(2)(a)(ii). The rights of the holders of the Series A Preferred Stock and the rights of the holders of the Class A Common Stock under the first sentence of this Section C(2)(a)(ii) shall immediately and automatically terminate on the first date after the Effective Date on which the total number of shares of Series A Preferred that are issued and outstanding represent less than 15.0% of the capital stock of the Corporation calculated on a fully-diluted basis.

(iii) **Separate Vote of Series A Preferred**. At any time when at least 1,010,925 shares of Series A Preferred (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred after the Effective Date; for clarity, such 1,010,925 share number already takes into account and has been adjusted for the Series A Stock Split described in Section A of this Article IV) remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of a majority of the outstanding shares of Series A Preferred (voting together separately as a class, and on an as-converted basis), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

(A)   Any amendment, alteration or repeal of any provision of this Restated Certificate (including any filing of a Certificate of Designation) that adversely affects any of the rights, privileges, or preferences of the Series A Preferred or any merger, consolidation or recapitalization that adversely affects any of the rights, privileges, or preferences of the Series A Preferred;

(B)   Any alteration or change relating to the preferences or privileges of the Series A Preferred;

(C)   Any Deemed Liquidation Event (as defined in Section C(3)(d) below) to which the Corporation or any subsidiary of the Corporation is a party (including any agreement by the Corporation or any subsidiary with respect to a Deemed Liquidation Event); or

(D)   Any dissolution, liquidation or winding up of the Corporation, or any consent of the Corporation to any of the foregoing.

(b)   **Series B Non-Voting Preferred Stock (Non-Voting Stock)**

(i)   Except as set forth in subsections (ii), (iii), (iv) and (v) below of this Section C(2)(b), holders of shares of Series B Non-Voting Preferred shall not be entitled to vote (in their capacity as holders of Series B Non-Voting Preferred) on any matter submitted to a vote of the stockholders of the Corporation, and shares of Series B Non-Voting Preferred shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(ii)   The holders of Series B Non-Voting Preferred shall have such voting rights as are provided to the holders of the Series B Non-Voting Preferred (consenting or voting together separately as a single class) pursuant to Section C(4)(c)(vii) (*No Adjustment of Series B Conversion Price*), as provided in such Section.

(iii)   The holders of Series B Non-Voting Preferred shall have such voting rights as are provided to the holders of the A/B Preferred Stock (consenting or voting together as a single class and not as separate series) pursuant to Section C(3)(d) (*Deemed Liquidation Event*) and Section C(4)(b)(i) (*Automatic Conversion*), as provided in each such Section.

(iv)   The holders of Series B Non-Voting Preferred shall have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided* that an amendment, alteration or repeal of this Restated Certificate to increase or decrease the number of authorized shares of Series B Non-Voting Preferred (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Series B Non-Voting Preferred, voting separately as a class, shall be required therefor.

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(v) The holders of Series B Non-Voting Preferred shall have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subsection (ii), subsection (iii) or subsection (iv) above), and which cannot be superseded by the provisions of this Restated Certificate.

(vi) As to all matters for which voting rights are provided to the holders of Series B Non-Voting Preferred under this Section C(2)(b), other than subsection (iii) of this Section C(2)(b), the holders of the Series B Non-Voting Preferred are entitled to one vote for each share of Series B Non-Voting Preferred held at all meetings of stockholders (and written actions in lieu of meetings). As to all matters for which voting rights are provided to the holders of Series B Non-Voting Preferred under subsection (iii) of this Section C(2)(b), each holder of outstanding shares of Series B Non-Voting Preferred shall be entitled to cast the number of votes equal to the number of whole shares of Class B Non-Voting Common Stock into which the shares of Series B Non-Voting Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted to Class B Non-Voting Common Stock basis shall be rounded to the nearest whole number (with one-half being rounded upward).

(c) **Series CF Non-Voting Preferred Stock (Non-Voting Stock)**

(i) Except as set forth in subsections (ii), (iii) and (iv) below of this Section C(2)(c), holders of shares of Series CF Non-Voting Preferred shall not be entitled to vote (in their capacity as holders of Series CF Non-Voting Preferred) on any matter submitted to a vote of the stockholders of the Corporation, and shares of Series CF Non-Voting Preferred shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(ii) The holders of Series CF Non-Voting Preferred shall have such voting rights as are provided to the holders of the Series CF Non-Voting Preferred (consenting or voting together separately as a single class) pursuant to Section C(4)(c)(viii) (*No Adjustment of Series CF Conversion Price*), as provided in such Section.

(iii) The holders of Series CF Non-Voting Preferred shall have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided* that an amendment, alteration or repeal of this Restated Certificate to increase or decrease the number of authorized shares of Series CF Non-Voting Preferred (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Series CF Non-Voting Preferred, voting separately as a class, shall be required therefor.

(iv) The holders of Series CF Non-Voting Preferred shall have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subsection (ii) or subsection (iii) above), and which cannot be superseded by the provisions of this Restated Certificate.

(v)   As to all matters for which voting rights are provided to the holders of Series CF Non-Voting Preferred under this Section C(2)(c), the holders of the Series CF Non-Voting Preferred are entitled to one vote for each share of Series CF Non-Voting Preferred held at all meetings of stockholders (and written actions in lieu of meetings).

3.   Liquidation Rights.

For purposes of this Section C(3), the term "Liquidation Event" has the meaning given to such term in Section B(4) of this Article IV.

(a)   Preferred Stock Liquidation Preference.

(i)   **Unpaid Accrued Reclamation Dividends.**   This Section C(3)(a)(i) applies if a Liquidation Event occurs <u>and</u> there are unpaid Accrued Reclamation Dividends outstanding immediately prior to such Liquidation Event, including with respect to any final Reclamation Dividends Period as determined pursuant to Section C(1)(a)(ii)(F)(II) (collectively, the "<u>Specified Dividends</u>" and the holders entitled to payment of the Specified Dividends at such time, each an "<u>Applicable Holder</u>" and collectively, the "<u>Applicable Holders</u>"). In such case, the Applicable Holders shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Preferred Stock or Common Stock by reason of their ownership thereof (other than amounts owed to a holder under this Section C(3)(a)(i)), the Specified Dividends. If upon any such Liquidation Event the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Applicable Holders the full amount of the Specified Dividends: (x) the Specified Dividends will be sub-divided by each applicable Reclamation Dividends Period relating to the Specified Dividends; (y) as between or among the applicable Reclamation Dividends Period(s), priority is based on chronological order of such Reclamation Dividends Period(s) with the first/earliest Reclamation Dividends Period having the highest priority; and (z) for any amounts paid under this Section C(3)(a)(i) as to a particular Reclamation Dividends Period, such amounts will be shared ratably among the Applicable Holders entitled to the Specified Dividends with respect to that particular Reclamation Dividends Period.

(ii)   **Series B Non-Voting Preferred Liquidation Preference**. In the event of any Liquidation Event, the holders of shares of Series B Non-Voting Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred, Series CF Non-Voting Preferred or Common Stock by reason of their ownership thereof (other than amounts owed to a holder under Section C(3)(a)(i) above, if applicable) but after the payment of all preferential amounts required to be paid with respect to Specified Dividends in accordance with Section C(3)(a)(i) above, an amount per share equal to the Series B Original Issue Price plus any Other Dividends declared but unpaid thereon. If upon any such Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Non-Voting Preferred the full amount to which they shall be entitled under this Section C(3)(a)(ii), the holders of shares of Series B Non-Voting Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

(iii) **Series A Preferred Liquidation Preference.** In the event of any Liquidation Event, the holders of shares of Series A Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series CF Non-Voting Preferred or Common Stock by reason of their ownership thereof (other than amounts owed to a holder under Section C(3)(a)(i) above, if applicable) but after the payment of all preferential amounts required to be paid with respect to Specified Dividends in accordance with Section C(3)(a)(i) above and to the holders of shares of Series B Non-Voting Preferred in accordance with Section C(3)(a)(ii) above, an amount per share equal to the Series A Original Issue Price plus any Other Dividends declared but unpaid thereon. If upon any such Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred the full amount to which they shall be entitled under this Section C(3)(a)(iii), the holders of shares of Series A Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(iv) **Series CF Non-Voting Preferred Liquidation Preference (excluding Accrued Reclamation Dividends, which are addressed in clause (i) above).** In the event of any Liquidation Event, the holders of shares of Series CF Non-Voting Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof but after the payment of all preferential amounts required to be paid with respect to Specified Dividends in accordance with Section C(3)(a)(i) above and to the holders of shares of Series B Non-Voting Preferred in accordance with Section C(3)(a)(ii) above and the holders of shares of Series A Preferred in accordance with Section C(3)(a)(iii) above, an amount per share equal to the Series CF Original Issue Price plus any Other Dividends declared but unpaid thereon. If upon any such Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series CF Non-Voting Preferred the full amount to which they shall be entitled under this Section C(3)(a)(iv), the holders of shares of the Series CF Non-Voting Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For clarity, Other Dividends, if any, do not include Accrued Reclamation Dividends. Any unpaid Accrued Reclamation Dividends outstanding immediately prior to such Liquidation Event are addressed by Section C(3)(a)(i) above and not this Section C(3)(a)(iv).

(b) **Distribution of Remaining Assets.** In the event of any Liquidation Event, after the payment of all preferential amounts required to be paid with respect to Specified Dividends in accordance with Section C(3)(a)(i) above and to the holders of shares of Preferred Stock in accordance with Section C(3)(a)(ii), Section C(3)(a)(i)(iii) and Section C(3)(a)(iv) above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, *pro rata* based on the number of shares held by each such holder.

(c) **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event pursuant to Section C(3)(a)(ii), Section C(3)(a)(iii) and/or Section C(3)(a)(iv) above, as applicable, each such holder of shares of Preferred Stock shall be deemed to have converted (in accordance with Section C(4) below) (regardless of whether such holder actually converted) such holder's shares of Preferred Stock into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred or shares of Series CF Non-Voting Preferred, as applicable) immediately prior to such Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder pursuant to Section C(3)(a)(ii), Section C(3)(a)(iii) and/or Section C(3)(a)(iv) above, as applicable, if such holder did not convert such shares of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this Section C(3)(c), then such holder shall not be entitled to receive any distribution pursuant to Section C(3)(a)(ii), Section C(3)(a)(iii) and/or Section C(3)(a)(iv) above, as applicable, that would otherwise be made to holders of Preferred Stock that have not converted (or been deemed to have converted) into shares of Common Stock. A deemed conversion pursuant to this Section C(3)(c) does not affect Section C(3)(a)(i) or the payment of any Specified Dividends to the relevant Applicable Holders pursuant to Section C(3)(a)(i).

For the avoidance of doubt, subject to Section C4(a)(ii) (which addresses termination of Conversion Rights in connection with a Liquidation Event) nothing in this Section C(3)(c) shall prohibit, limit or otherwise affect the right of a holder of shares of Preferred Stock to voluntarily convert all or a portion of such holder's shares of Preferred Stock to Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred or Series CF Non-Voting Preferred, as applicable) pursuant to, and in accordance with the terms and provisions of, Section C(4).

(d) **Deemed Liquidation Event**. Unless otherwise agreed by the written consent or affirmative vote of the holders of a majority of the outstanding shares of A/B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class (and not as separate series), and on an as-converted basis (*provided* that, for so long as any shares of Series A Preferred remain outstanding, such majority of the outstanding shares of A/B Preferred Stock shall include the holders of at least 20% of the outstanding shares of Series A Preferred), and the Corporation, the following events shall be considered a "Deemed Liquidation Event" under this Section C(3):

(i) **Acquisition**. Any (A) consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, which results in the voting securities of the Corporation outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of Corporation or such surviving or successor entity outstanding immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which more than 50% of the Corporation's voting power is transferred, but excluding any consolidation or merger effected solely for the purpose of reincorporating the Corporation in another state or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately prior to such transaction; or (B) sale of shares of capital stock of the Corporation, in a single transaction or series of related

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

transactions, representing more than 50% of the voting power of the voting securities of the Corporation, but excluding any transaction or series of transactions principally for bona fide equity financing purposes in which the Corporation issues new securities primarily for cash or the cancellation or conversion of indebtedness of the Corporation or a combination thereof for the purpose of financing the operations and business of the Corporation (collectively, an "Acquisition"); or

(ii) **Asset Transfer**. A sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Corporation, in a single transaction or series of related transactions (excluding, however, any license (whether or not exclusive) that is granted or entered into in the ordinary course) (an "Asset Transfer");

provided, however, that an event described in Section C(4)(b)(i)(B) that triggers automatic conversion shall not be a Deemed Liquidation Event under this Section C(3);

(d) **Consideration Valuation**. In the event of a Deemed Liquidation Event under this Section C(3), if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board in accordance with this Section C(3)(e). Any securities shall be valued as follows:

(i) **Marketable**. Securities not subject to investment letter or other similar restrictions on free marketability covered by Section C(3)(e)(ii) below:

(A) If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such securities exchange or quotation system over the 30 day period ending three days prior to the closing;

(B) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 30-day period ending three days prior to the closing; and

(C) If there is no active public market, the value shall be the fair market value thereof, as determined by the Board.

(e) **Restricted**. The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section C(3)(e)(i)(A), (B) or (C) to reflect the approximate fair market value thereof, as determined by the Board in accordance with the procedures set forth in Section C(3)(e)(i)(C) above.

4. **Conversion Rights.**

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock (the "Conversion Rights"):

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(a)   **Optional Conversion.**

(i)   **Conversion Calculations**.

(A)   **Series A Preferred.** Each share of Series A Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Class A Common Stock as is obtained by dividing the Series A Original Issue Price by the Series A Conversion Price (as hereinafter defined) in effect at the time of conversion. The "Series A Conversion Price" shall be equal to $ 0.749512 per share. The Series A Conversion Price, and the rate at which shares of Series A Preferred may be converted into shares of Class A Common Stock, shall be subject to adjustment from time to time after the Effective Date in accordance with this Section C(4) (for clarity, the $0.749512 per share price already takes into account and has been adjusted for the Series A Stock Split described in Section A of this Article IV, so no additional adjustments will occur under this Section C(4) for the Series A Stock Split or the Common Stock Split and Recapitalization described in Section A of this Article IV). Notwithstanding any provision of this Restated Certificate to the contrary, shares of Series A Preferred are only convertible into shares of the Corporations' Class A Common Stock and are not convertible into shares of the Corporation's Class B Non-Voting Common Stock.

(B)   **Series B Non-Voting Preferred.** Each share of Series B Non-Voting Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Class B Non-Voting Common Stock as is obtained by dividing the Series B Original Issue Price by the Series B Conversion Price (as hereinafter defined) in effect at the time of conversion. The "Series B Conversion Price" shall initially be equal to $1.25. The Series B Conversion Price, and the rate at which shares of Series B Non-Voting Preferred may be converted into shares of Class B Non-Voting Common Stock, shall be subject to adjustment from time to time in accordance with this Section C(4). Notwithstanding any provision of this Restated Certificate to the contrary, shares of Series B Non-Voting Preferred are only convertible into shares of the Corporation's Class B Non-Voting Common Stock and are not convertible into shares of the Corporation's Class A Common Stock.

(C)   **Series CF Non-Voting Preferred.** Each share of Series CF Non-Voting Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Class B Non-Voting Common Stock as is obtained by dividing the Series CF Original Issue Price by the Series CF Conversion Price (as hereinafter defined) in effect at the time of conversion. The "Series CF Conversion Price" shall initially be equal to $2.50. The Series CF Conversion Price, and the rate at which shares of Series CF Non-Voting Preferred may be converted into shares of Class B Non-Voting Common Stock, shall be subject to adjustment from time to time in accordance with this Section C(4). Notwithstanding any provision of this Restated Certificate to the contrary, shares of Series CF Non-Voting Preferred are only convertible into shares of the Corporation's Class B Non-Voting Common Stock and are not convertible into shares of the Corporation's Class A Common Stock.

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

(ii)   **Termination of Conversion Rights.** Without limitation of the provisions of Section C(3)(c) (*Deemed Conversion*), in the event of a Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

(iii)   **Mechanics of Conversion.** Each holder of Preferred Stock who desires to convert shares of Preferred Stock into shares of Common Stock pursuant to Section C(4)(a)(i) above shall (x) if such holder's shares are certificated, surrender the certificate or certificates therefor (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the Corporation or any transfer agent for the Preferred Stock, and (y) give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Preferred Stock being converted. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the Corporation (or, if applicable, the transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificates (or lost certificate affidavit and agreement) shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, either a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock (provided that, if the Corporation retains a third-party stock transfer agent, the Corporation may issue and deliver uncertificated or "book-entry" shares in lieu of a physical stock certificates), (ii) pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock all declared and unpaid Other Dividends on the shares of Preferred Stock being converted and (iii) pay in cash, the value of any fractional share of Common Stock otherwise issuable to any holder of Preferred Stock as calculated pursuant to Section C(4)(j) below. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of the underwritten offering of securities.

An Optional Conversion does not accelerate rights or obligations associated with, or grant any priority with respect to the payment of, unpaid Accrued Reclamation Dividends to which a holder remains entitled at the Conversion Time. The relevant unpaid Accrued Reclamation Dividends remain payable only at the times and in the amounts as originally payable in accordance with the applicable provisions of Section C(1)(a) of this Article IV prior to the Conversion Time.

(b) Automatic Conversion.

(i) **Conversion Criteria**. Each share of Preferred Stock shall automatically be converted into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares of each of the Series B Non-Voting Preferred and the Series CF Non-Voting Preferred), based on the then-effective conversion rate (and such shares of Preferred Stock may not be reissued by the Corporation) at any time upon the earlier of the (A) the written consent or affirmative vote of the holders of a majority of the outstanding shares of the A/B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class (and not as separate series), and on an as-converted basis (*provided* that, for so long as any shares of Series A Preferred remain outstanding, such majority of the outstanding shares of the A/B Preferred Stock shall include the holders of at least 20% of the outstanding shares of Series A Preferred), or (B) immediately upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which (1) the per share price is at least $3.50 (as adjusted for stock splits, Other Dividends, recapitalizations and the like occurring after the Effective Date; for clarity, such $3.50 per share price already takes into account and has been adjusted for the Series A Stock Split described in Section A of this Article IV), and (2) the gross cash proceeds to the Corporation (before underwriting discounts, commissions and fees) are at least $25,000,000.

(ii) **Mechanics of Conversion**. Upon the occurrence of any of the events specified in Section C(4)(b)(i), the outstanding shares of Preferred Stock, which are automatically converting pursuant to Section C(4)(b)(i), shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares (in the case of any certificated shares) are surrendered to the Corporation or its transfer agent; *provided, however*, if any holder's shares of Preferred Stock are certificated, the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, if any holder's shares are certificated, such holder shall surrender the certificates representing such shares of Preferred that are certificated (or such reasonable agreement in the case of lost, stolen or destroyed certificates) at the office of the Corporation or any transfer agent for the Corporation. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. As soon as practicable thereafter, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred (provided that, if the Corporation retains a third-party stock transfer agent, the Corporation may issue and deliver uncertificated or "book-entry" shares in lieu of a physical stock certificates). Any declared and unpaid Other Dividends and the value of any fractional shares shall be paid in accordance with the provisions of Section C(4)(a)(iii) and Section C(4)(j), respectively. Any unpaid

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Accrued Reclamation Dividends outstanding immediately prior to an automatic conversion of the Preferred Stock pursuant to Section C(4)(b)(i), including with respect to any final Reclamation Dividends Period for the automatic conversion as determined pursuant to Section C(1)(a)(ii)(F)(II), shall be paid in cash to the holders entitled thereto by the Corporation as soon as practicable after the effectiveness of the automatic conversion.

(c)   **Adjustments to Series A Conversion Price, Series B Conversion Price and Series CF Conversion Price for Diluting Issues.**

(i)   **Special Definitions.** For purposes of this Section C(4) and other applicable provisions of this Restated Certificate, in addition to defined terms specified elsewhere in this Section C(4) and other applicable provisions of this Restated Certificate, the following definitions shall apply:

"Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

"Effective Date" and "Effective Time" have the meanings given to such terms in Section A(2).

"Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

"Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section C(4)(c)(ii) below, deemed to be issued) by the Corporation after the Effective Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "*Exempted Securities*"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on any shares of Preferred Stock or concurrently with or in connection with the issuance of any shares of Preferred Stock;

(i)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections C(4)(d), (C)(4)(e), (C)(4)(f) or (C)(4)(g);

(ii)   shares of Common Stock, Options or Convertible Securities issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(iii)   shares of Common Stock actually issued upon the exercise of warrants that are outstanding as of the Effective Date;

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities (including Preferred Stock), in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v) shares of Common Stock, Options or Convertible Securities issued (A) pursuant to the acquisition of another corporation by the Corporation by merger, consolidation, purchase of substantially all of the assets or similar business combination, (B) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board or (C) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board.

(ii) Deemed Issue of Additional Shares of Common Stock.

(A) If the Corporation at any time or from time to time after the Effective Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities), then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue.

(B) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, pursuant to the terms of Section C(4)(c)(iii), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, computed upon the original issue of such Option or Convertible Security shall be readjusted to such Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section C(4)(c)(ii)(B) shall have the effect of increasing the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price to an amount which exceeds the lower of (1) the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (2) the Series A Conversion Price, Series B

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Conversion Price and/or Series CF Conversion Price, as applicable, that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price pursuant to the terms of Section C(4)(c)(iii) (either because the consideration per share (determined pursuant to Section C(4)(c)(iv)) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, then in effect, or because such Option or Convertible Security was issued before the Effective Date), are revised after the Effective Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) an increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section C(4)(c)(ii)(A)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price pursuant to the terms of Section C(4)(c)(iii), the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, shall be readjusted to such Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, as would have been obtained had such Option or Convertible Security (or any portion thereof) never been issued.

(E)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price provided for in this Section C(4)(c)(ii) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (B) and (C) of this Section C(4)(c)(ii)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, that would result under the terms of this Section C(4)(c)(ii) at the time of such issuance or amendment shall instead be effected at the time

27

such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, that such issuance or amendment took place at the time such calculation can first be made.

(iii) **Adjustment of Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price Upon Issuance of Additional Shares of Common Stock.** In the event the Corporation shall at any time after the Effective Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section C(4)(c)(ii)), without consideration or for consideration per share less than the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, shall be reduced concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(1) "CP2" shall mean the Series A Conversion Price, Series B Conversion Price or Series CF Conversion Price, as applicable, in effect immediately after such issue of Additional Shares of Common Stock;

(2) "CP1" shall mean the Series A Conversion Price, Series B Conversion Price or Series CF Conversion Price, as applicable, in effect immediately prior to such issue of Additional Shares of Common Stock;

(3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise or vesting of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation, in respect of such issue, as determined by the Board in good faith, by CP1); and

(5) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(iv) **Determination of Consideration**. For purposes of this Section C(4)(c), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) **Cash and Property:** Such consideration shall:

(I) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(II) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(III) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board.

(B) **Options and Convertible Securities.** The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section C(4)(c)(ii), relating to Options and Convertible Securities, shall be determined by dividing

(I) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(II) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(v) **Multiple Closing Dates.** In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price pursuant to the terms of Section C(4)(c)(iii), then, upon the final such issuance, the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

29

(vi)   **No Adjustment of Series A Conversion Price.**   No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series A Preferred (voting separately as a single class, on an as-converted basis) agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(vii)   **No Adjustment of Series B Conversion Price.**   No adjustment in the Series B Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series B Non-Voting Preferred (voting separately as a single class) agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(viii)   **No Adjustment of Series CF Conversion Price.**   No adjustment in the Series CF Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series CF Non-Voting Preferred (voting separately as a single class) agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(d)   **Adjustment for Stock Splits and Combinations.** If the Corporation shall at any time or from time to time after the Effective Date effect a subdivision or event of similar effect of the outstanding Common Stock without a corresponding subdivision or similar event of the Preferred Stock, the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, in effect immediately before that subdivision or similar event shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. Conversely, if the Corporation shall at any time or from time to time after the Effective Date combine or effect a similar event on the outstanding shares of Common Stock without a corresponding combination or similar event of the Preferred Stock, the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, in effect immediately before the combination or similar event shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision, or combination or similar event becomes effective.

(e)   **Adjustment for Certain Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, an Other Dividend payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, then in effect by a fraction:

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such Other Dividend.

Notwithstanding the foregoing, (x) if such record date shall have been fixed and such Other Dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, shall be adjusted pursuant to this subsection as of the time of actual payment of such Other Dividends; and (y) that no such adjustment shall be made if the holders of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, simultaneously receive an Other Dividend of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, had been converted into Common Stock on the date of such event.

(f) **Adjustment for Other Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, an Other Dividend payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section C(1) do not apply to such Other Dividend, then and in each such event the holders of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, shall receive, simultaneously with the distribution to the holders of Common Stock, an Other Dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, had been converted into Common Stock on the date of such event. Notwithstanding the foregoing, if any Other Dividends to be declared, paid or set aside on shares of the non-voting Preferred Stock consist of voting Securities of the Corporation, the Corporation shall make available to each holder of Series B Non-Voting Preferred Stock and/or Series CF Non-Voting Preferred Stock, as applicable, Other Dividends consisting of non-voting Securities of the Corporation which are otherwise identical to the voting Securities. As used in this Section C(4)(f), the term "Securities" has the meaning given to such term in Section B(2)(b)(ii).

(g) **Adjustment for Merger or Reorganization, etc.** Subject to the provisions of Section C(3)(d) (*Deemed Liquidation Events*), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section C(4)(c), Section C(4)(e) or Section C(4)(f)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger,

31

each share of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section C(4) with respect to the rights and interests thereafter of the holders of the Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, to the end that the provisions set forth in this Section C(4) (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable.

(h) **Certificate as to Adjustments.** Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price pursuant to this Section C(4), the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred, Series B Non-Voting Preferred or Series CF Non-Voting Preferred, as applicable (but in no event later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price, Series B Conversion Price or Series CF Conversion Price, as applicable, then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series A Preferred, Series B Non-Voting Preferred or Series CF Non-Voting Preferred, as applicable.

(i) **Notices of Record Date.** In the event:

(A) the Corporation shall take a record of the holders of its Common Stock (or any class of Common Stock or any other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any Other Dividend; or

(B) of any Liquidation Event; or

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such Other Dividend, or (ii) the effective date on which such Liquidation Event is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or any class of Common Stock or any other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or

32

securities) for securities or other property deliverable upon such Liquidation Event, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

(j)   **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of any shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay the holder, otherwise entitled to such fractional share, cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board) on the date of conversion.

(k)   **Reservation of Stock Issuable Upon Conversion.**

(i)   **Series A Preferred.** The Corporation shall at all times when any Series A Preferred shall be outstanding, reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred. If at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of the Series A Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Series A Preferred, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Series A Conversion Price.

(ii)   **Series B Non-Voting Preferred.** The Corporation shall at all times when any Series B Non-Voting Preferred shall be outstanding, reserve and keep available out of its authorized but unissued shares of Class B Non-Voting Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Non-Voting Preferred, such number of its shares of Class B Non-Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Non-Voting Preferred. If at any time the number of authorized but unissued shares of Class B Non-Voting Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of the Series B Non-Voting Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class B Non-Voting Common Stock to such number of shares as shall be sufficient for such purpose. Before taking any action which would cause an adjustment reducing the Series B Conversion Price below the then par value of the shares of Class B Non-Voting Common Stock issuable upon conversion of the Series B Non-Voting Preferred, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Non-Voting Common Stock at such adjusted Series B Conversion Price.

(iii)   **Series CF Non-Voting Preferred.** The Corporation shall at all times when any Series CF Non-Voting Preferred shall be outstanding, reserve and keep available out of its authorized but unissued shares of Class B Non-Voting Common Stock, solely for the purpose of effecting the conversion of the shares of the Series CF Non-Voting Preferred, such number of its shares of Class B Non-Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series CF Non-Voting Preferred. If at any time the number of authorized but unissued shares of Class B Non-Voting Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of the Series CF Non-Voting Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class B Non-Voting Common Stock to such number of shares as shall be sufficient for such purpose. Before taking any action which would cause an adjustment reducing the Series CF Conversion Price below the then par value of the shares of Class B Non-Voting Common Stock issuable upon conversion of the Series CF Non-Voting Preferred, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Non-Voting Common Stock at such adjusted Series CF Conversion Price.

(l)   **Effect of Conversion.** All shares of Preferred Stock which shall have been surrendered for conversion as herein provided or automatically converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the applicable time of conversion, except only the right of the holders thereof to receive (i) shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares Series B Non-Voting Preferred and/or shares of Series CF Non-Voting Preferred, as applicable) in exchange therefor, (ii) if applicable, payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section C(4)(j), (iii) if applicable, payment of any Other Dividends declared but unpaid thereon in accordance with the applicable provisions of Section C(4)(a)(iii) or Section C(4)(b)(ii), as the case may be, and (iv) if applicable, payment of unpaid Accrued Reclamation Dividends if, and to the extent provided in accordance with, the applicable provisions of Section C(4)(a)(iii) or Section C(4)(b)(ii), as the case may be. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the authorized number of shares of each affected series of Preferred Stock) accordingly.

(m)   **Notices.** Any notice required by the provisions of this Section C(4) shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail, facsimile or other electronic communication in compliance with the provisions of the DGCL, if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

(n)   No Further Adjustment. Upon any conversion pursuant to this Section C(4), no adjustment to the Series A Conversion Price, Series B Conversion Price or Series CF Conversion Price shall be made for any declared but unpaid Other Dividends on the Series A Preferred, Series B Non-Voting Preferred or Series CF Non-Voting Preferred, as applicable, surrendered for conversion or on the Common Stock delivered upon conversion.

(o)   Issue Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section C(4). The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

5.   **Waiver.**

(a)   Series A Preferred. Notwithstanding anything in this Restated Certificate to the contrary, any of the rights, powers, privileges, preferences and other terms of the Series A Preferred set forth in this Restated Certificate (whether applicable to the Series A Preferred as a separate series or as part of either the A/B Preferred Stock as a single class or the Preferred Stock as a single class) may be waived on behalf of all holders of Series A Preferred by the affirmative written consent or vote of the holders of a majority of the shares of Series A Preferred then outstanding (voting together separately as a single class, and on an as-converted basis).

(b)   Series B Non-Voting Preferred. Notwithstanding anything in this Restated Certificate to the contrary, any of the rights, powers, privileges, preferences and other terms of the Series B Non-Voting Preferred set forth in this Restated Certificate (whether applicable to the Series B Non-Voting Preferred as a separate series or as part of either the A/B Preferred Stock as a single class or the Preferred Stock as a single class, if and to the extent otherwise applicable) may be waived on behalf of all holders of Series B Non-Voting Preferred by the affirmative written consent or vote of the holders of a majority of the shares of Series B Non-Voting Preferred then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis). For clarity, this Section C(5)(b) does not expand the voting rights of the holders of Series B Non-Voting Preferred, which voting rights are limited as provided in Section C(2)(b) of this Article IV.

(c)   A/B Preferred Stock. Notwithstanding anything in this Restated Certificate to the contrary, any of the rights, powers, privileges, preferences and other terms of the A/B Preferred Stock set forth in this Restated Certificate may be waived on behalf of all holders of A/B Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of A/B Preferred Stock then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis) (_provided_ that, for so long as any shares of Series A Preferred remain outstanding, such majority of the outstanding shares of A/B Preferred Stock shall include the holders of at least 20% of the outstanding shares of Series A Preferred). For clarity, this Section C(5)(b) does not expand the voting rights of the holders of Series B Non-Voting Preferred, which voting rights are limited as provided in Section C(2)(b) of this Article IV.

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

(d) **Series CF Non-Voting Preferred.** Notwithstanding anything in this Restated Certificate to the contrary, any of the rights, powers, privileges, preferences and other terms of the Series CF Non-Voting Preferred set forth in this Restated Certificate (whether applicable to the Series CF Non-Voting Preferred as a separate series or as part of the Preferred Stock as a single class, if and to the extent otherwise applicable) may be waived on behalf of all holders of Series CF Non-Voting Preferred by the affirmative written consent or vote of the holders of a majority of the shares of Series CF Non-Voting Preferred then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis). For clarity, this Section C(5)(d) does not expand the voting rights of the holders of Series CF Non-Voting Preferred, which voting rights are limited as provided in Section C(2)(c) of this Article IV.

ARTICLE V.

A. The liability of the directors and officers of the Corporation for monetary damages shall be eliminated to the fullest extent under applicable law.

B. This Article V shall not affect any provision permitted under the DGCL in this Second Amended and Restated Certificate of Incorporation, the Corporation's bylaws (the "Bylaws") or any contract or resolution of the Corporation indemnifying or agreeing to indemnify a director or officer of the Corporation against personal liability. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE VI.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions that may be set forth in this Certificate of Incorporation.

Subject to any indemnification provisions of this Second Amended and Restated Certificate of Incorporation and the Bylaws, the Board may from time to time make, amend, supplement or repeal the Bylaws; *provided, however*, that the stockholders of the Corporation may change or repeal any Bylaw adopted by the Board by the affirmative vote of the percentage of holders of capital stock as provided therein; and, *provided further*, that no amendment or supplement to the Bylaws adopted by the Board shall vary or conflict with any amendment or supplement thus adopted by the stockholders of the Corporation.

B. The members of the Board need not be elected by written ballot unless the Bylaws so provide.

C. Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

D.   Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE VII.

Except as otherwise set forth herein, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon the stockholders of the Corporation, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

*   *   *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

4.   That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's original Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 25th day of October, 2022.

By: _____
John R. (Grizz) Deal,
Chief Executive Officer

37

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

EXHIBIT B
TO IX POWER CLEAN WATER, INC. FORM C-AR/A FILED 8 APRIL 2025

EXISTING STOCKHOLDER AGREEMENT OF IX POWER CLEAN WATER, INC.

[See attached]

**THIRD AMENDED AND RESTATED
STOCKHOLDER AGREEMENT**

IX POWER CLEAN WATER, INC.

THIS THIRD AMENDED AND RESTATED STOCKHOLDER AGREEMENT is made and entered into effective as of the "Effective Date" referred to below, by and among IX Power Clean Water, Inc., a Delaware corporation (the "***Company***"), each of the Existing Stockholders (as such term is defined in <u>Section 1</u> below), and each other Stockholder (as such term is defined in <u>Section 1</u> below) who becomes a party to this Agreement or otherwise bound by this Agreement after the Effective Date in accordance with this Agreement.

RECITALS

A.   The Company and the Existing Stockholders (as such term is defined in <u>Section 1</u> below) are parties to a Second Amended and Restated Stockholder Agreement, dated May 17, 2018 (the "***Existing Agreement***").

B.   To maintain its current operations and provide additional growth capital, the Company will offer, sell and issue up to 2,200,000 shares of a newly authorized and designated series of preferred stock, the Series CF Non-Voting Preferred Stock, par value $0.001 per share, to one or more qualified investors acceptable to the Company, at a purchase price of $2.50 per share, against payment of the purchase price therefor by cash or any other consideration approved by the Company's Board of Directors (the "***Series CF Preferred Financing***"). All of the shares of such Series CF-Non-Voting Preferred Stock are reserved for offer, sale and issuance pursuant to one or more Additional Crowdfunding Offerings (as defined below).

C.   On May 16, 2018, the Company effected a 8.2-for-1 forward stock split and common stock reclassification, as more fully described in the Second Amended and Restated Certificate (defined below). All share numbers and share price figures set forth in this Agreement reflect and take into account such forward stock split and reclassification.

D.   In connection with the Series CF Preferred Financing, the Company and the Specified Stockholders executing this Agreement desire to amend and modify, and for convenience restate in its entirety, the Existing Agreement as set forth herein.

E.   The Existing Stockholders (as such term is defined in <u>Section 1</u> below) executing this Agreement on or prior to the Effective Date are referred to herein each individually as a "***Specified Stockholder***" and collectively as the "***Specified Stockholders***." The Specified Stockholders satisfy the requirements of Section 9.9 of the Existing Agreement to amend and modify, and for convenience restate in its entirety, the Existing Agreement pursuant to and in accordance with this Agreement. Specifically, the Specified Stockholders constitute or include, as applicable (with the applicable requirements being satisfied as of the Effective Date whether the respective terms "Investors," "Non-Voting Capital Stock," "Series A Preferred Stock," Series B Non-Voting Preferred Stock," and/or "Voting Stock," as the case may be, are as defined in the Existing Agreement or this Agreement):

(1) the holders of a majority of the outstanding shares of Voting Capital Stock, voting together as a single class (and, in the case of shares of Series A Preferred Stock, on an as-converted basis), as of the Effective Date;

(2) the holders of a majority of the outstanding shares of Class A Common Stock, voting together as a single class, as of the Effective Date;

(3) IX Power LLC, a Colorado limited liability company;

(4) the holders of a majority of the outstanding shares of Series A Preferred Stock as of the Effective Date;

(5) the holders of a majority of the outstanding shares of Series B Non-Voting Preferred Stock as of the Effective Date; and

(6) the Investors (voting together as a single class) holding a majority of the Voting Capital Stock held by the Investors as of the Effective Date and, whether or not specifically required by the Existing Agreement, the Investors (voting together as a single class) holding a majority of the Non-Voting Capital Stock held by the Investors as of the Effective Date.

Pursuant to Section 9.9 of the Existing Agreement, upon execution of this Agreement by the Company and the Specified Stockholders this Agreement is binding upon each of the Existing Stockholders and all of their respective successors and permitted assigns whether or not each such Existing Stockholder executes this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

1. **DEFINITIONS.** For all purposes of this Agreement (including the introductory paragraph and recitals above), except as otherwise expressly provided or unless the context otherwise requires, the terms defined in this Section 1 have the meanings assigned to them in this Section 1:

"*Accredited Investor*" means an "accredited investor," as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and as amended by the Dodd Frank Wall Street Reform and Consumer Protection Act.

"*Additional Crowdfunding Offering*" means (a) a Regulation Crowdfunding offering (an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)) hosted by or otherwise conducted through any one or more SEC-registered funding portals approved by the Board, or (b) any other crowdfunding offering (equity or debt) by the Company for capital raising purposes.

"*Additional Investor(s)*" means, as the context may require:

(a) each of the Persons who/that acquires Capital Stock, or Options or Convertible Securities, after the Effective Date and becomes a party to this Agreement pursuant to Section 10.16(c) as an Additional Investor for purposes of this Agreement;

(b) each Person to whom the rights of any Person(s) referenced in the foregoing clause (a) are assigned after the Effective Date pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10) and/or Section 10.10, as the case may be; and/or

2

(c)   any one of them.

"***Additional Stockholder(s)***" means, as the context may require:

(a)   (i) the Persons who/that acquired shares of Class B Non-Voting Common Stock pursuant to the Initial Crowdfunding Offering in exchange for cash consideration, and (ii) as applicable, any and all of such Persons' respective successor(s) or permitted assignee(s) in accordance with the Existing Stockholder Agreement. As of the Effective Date, the Persons referenced in this clause (a): (A) hold 1,672,899 shares of the Class B Non-Voting Common Stock, (B) were referred to and known as Additional Stockholders under the Existing Stockholder Agreement; (C) continue to be referred to and known as Additional Stockholders under this Agreement; and (D) are included in the Existing Stockholders, as defined in this Agreement;

(b)   StartEngine Capital, LLC (or, if and to the extent permitted by Regulation Crowdfunding its designated affiliate) ("***StartEngine***"), if both (i) the 31,368 shares of the Class B Non-Voting Common Stock that have been reserved for issuance to StartEngine in connection with the Initial Crowdfunding Offering have been or are actually issued by the Company to StartEngine and (ii) StartEngine either (A) is a party to the Existing Stockholder Agreement as an Additional Stockholder thereunder as of the Effective Date or (B) becomes a party to this Agreement pursuant to Section 10.16(a) as an Additional Stockholder for purposes of this Agreement;

(c)   each of the Persons who/that acquires Capital Stock, or Options or Convertible Securities, after the Effective Date and becomes a party to this Agreement pursuant to any of Section 10.16(b), (c) or (d) as an Additional Stockholder for purposes of this Agreement;

(d)   each Person to whom the rights of any Person(s) referenced in the foregoing clauses (a), (b) and/or (c), as applicable, are assigned after the Effective Date pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10) and/or Section 10.10, as the case may be; and

(e)   any one of them.

"***Affiliate***" means, with respect to any specified Stockholder, any other Stockholder who directly or indirectly, controls, is controlled by or is under common control with such Stockholder, including without limitation any general partner, managing member, officer or director of such Stockholder, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Stockholder.

"***Agreement***" means this Third Amended and Restated Stockholder Agreement, as the same may be further amended, restated, replaced, supplemented or otherwise modified in accordance with its terms.

"***Board***" means the Board of Directors of the Company.

"***Capital Stock***" means, with respect to a particular Stockholder and without duplication, (a) shares of Common Stock and Preferred Stock held by such Stockholder (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable to such Stockholder upon conversion of Preferred Stock held by such Stockholder, and (c) shares of Common Stock or Preferred Stock issued or issuable upon exercise or conversion, as applicable, of Options or Convertible Securities, in each case now owned or subsequently acquired by such Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon): (i) all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then applicable

3

conversion ratio and (ii) the term "Stockholder," as the case may be, shall mean and include such Stockholder's respective successors and permitted transferees or assigns.

"***Certificate of Incorporation***" means the Second Amended and Restated Certificate, as the same may be further amended, restated, replaced, supplemented or otherwise modified from time to time.

"***Change of Control***" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

"***Class A Common Stock***" means shares of the Company's Class A Common Stock, par value $0.001 per share.

"***Class B Non-Voting Common Stock***" means shares of the Company's Class B Non-Voting Common Stock, par value $0.001 per share.

"***Common Stock***" means shares of the Company's common stock, par value $0.001 per share, including all shares of the Company's Class A Common Stock and Class B Non-Voting Common Stock.

"***Company Notice***" means written notice from the Company notifying the selling Stockholder(s) that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

"***Company Undersubscription Notice***" has the meaning given to such term in Section 2.1(d).

"***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

"***DGCL***" means the Delaware General Corporation Law.

"***Effective Date***" means the day immediately following the Second Amended and Restated Certificate Effective Date. For illustrative purposes only, if the Second Amended and Restated Certificate Effective Date were to be September 30, 2022, the Effective Date of this Agreement would be October 1, 2022; and if the Second Amended and Restated Certificate Effective Date were to be October 5, 2022, the Effective Date of this Agreement would be October 6, 2022

"***Eligible Stockholder***" means:

> (a) in the case of a Proposed Transfer of Voting Capital Stock:
>
> > (i) IX Power LLC; and
> >
> > (ii) only those other Stockholders holding Voting Capital Stock who meet all of the following requirements at the time of the relevant Proposed Transfer: (A) the Stockholder is an Investor; (B) the Stockholder is an Accredited Investor (as verified in a manner satisfactory to the Company); and (C) the Board has not reasonably determined that the Stockholder has become a Non-Qualified Person;
>
> (b) in the case of a Proposed Transfer of Non-Voting Capital Stock:
>
> > (i) IX Power LLC; and

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(ii) any other Stockholder (regardless of the type of Capital Stock held) who meets all of the following requirements at the time of the relevant Proposed Transfer: (A) the Stockholder is either (I) an Investor or (II) only if and to the extent expressly approved and designated by the Board for a particular Proposed Transfer, one or more Additional Stockholders; (B) the Stockholder is an Accredited Investor (as verified in a manner satisfactory to the Company); and (C) the Board has not reasonably determined that the Stockholder has become a Non-Qualified Person.

"*Eligible Stockholder Notice*" means written notice from an Eligible Stockholder notifying the Company and the selling Stockholder that such Eligible Stockholder intends to exercise such Eligible Stockholder's Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Transfer.

"*Eligible Stockholder Notice Period*" has the meaning given to such term in Section 2.1(d).

"*Exercising Eligible Stockholders*" has the meaning given to such term in Section 2.1(d).

"*Existing Stockholder(s)*" means all Persons who/that hold shares of Capital Stock, Options and/or Convertible Securities as of the Effective Date, or any one of them, as the context may require. Such holders include: (a) IX Power LLC, a Colorado limited liability company, (b) the Seed Round Investors referenced in clause (a) of the definition of "Seed Round Investors," (c) the Series A Investors referenced in clause (a) of the definition of "Series A Investors," (d) the Series B Investors referenced in clause (a) of the definition of "Series B Investors," and (e) the Additional Stockholders referenced in clause (a) and, if applicable, clause (b), of the definition of "Additional Stockholder(s)."

"*IX Power LLC*" means, as the context may require, (a) IX Power LLC, a Colorado limited liability company, (b) each Person to whom the rights of IX Power LLC are assigned after the Effective Date pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10), and/or Section 10.10, as the case may be, and/or (c) and any one of them. As of the Effective Date, IX Power LLC is the Person referenced in the foregoing clause(a), is an Existing Stockholder, and holds 6,813,438 shares of the Class A Common Stock as of the Effective Date.

"*Initial Crowdfunding Offering*" means the Regulation Crowdfunding offering (an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)) of the Company hosted on funding portal StartEngine Capital LLC. Such offering commenced in May 2020 and the offering deadline subsequently occurred in January 2022 (taking into account offering extensions), with funds reconciliations completed in mid-April 2022. After funds reconciliations, the Company had issued 1,672,899 shares of the Class B Non-Voting Common Stock for $1,960,512.50 cash consideration pursuant to such offering. Certain additional shares of the Class B Non-Voting Common Stock have been reserved as part of such offering for intermediary/funding portal equity compensation as further described in clause (b) of the definition of "Additional Stockholder(s)" in this Agreement.

"*Investor(s)*" means the Seed Round Investors, the Series A Investors, the Series B Investors, any and all Additional Investors and/or any one of them, as the context may require.

"*Non-Crowdfunding Financing*" means any debt or equity financing of the Company after the Effective Date for capital raising purposes that is not an Additional Crowdfunding Offering.

"*Non-Qualified Person*" means any Person who is (a) directly or indirectly engaged in any business which the Board determines, in good faith, to be competing with any business of the Company (or any subsidiaries of the Company if the Company has subsidiaries), (b) an adverse party in any significant (as determined in good faith by the Board) legal or arbitration proceeding with the Company (or any subsidiaries of the Company if the Company has subsidiaries), or (iii) an Affiliate of any Person described in clauses (a) or (b).

"***Non-Voting Capital Stock***" means, with respect to a particular Stockholder and without duplication, (a) shares of Class B Non-Voting Common Stock and shares of non-voting Preferred Stock held by such Stockholder (whether now outstanding or hereafter issued in any context), (b) shares of Class B Non-Voting Common Stock issued or issuable to such Stockholder upon conversion of any non-voting Preferred Stock held by such Stockholder, and (c) shares of Class B Non-Voting Common Stock or non-voting Preferred Stock issued or issuable upon exercise or conversion, as applicable, of Options or Convertible Securities, in each case now owned or subsequently acquired by such Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon): (i) all shares of non-voting Preferred Stock shall be deemed to have been converted into Class B Non-Voting Common Stock at the then applicable conversion ratio and (ii) the term "Stockholder," as the case may be, shall mean and include such Stockholder's respective successors and permitted transferees or assigns. As of the Effective Date, the non-voting Preferred Stock of the Company is the Series B Non-Voting Preferred Stock and the Series CF Non-Voting Preferred Stock.

"***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Capital Stock or Convertible Securities.

"***Person***" means an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

"***Preferred Stock***" means collectively, all shares of the Company's preferred stock, par value $0.001 per share, including all shares of the Company's Series A Preferred Stock, Series B Non-Voting Preferred Stock and Series CF Non-Voting Preferred Stock.

"***Proposed Sale of the Company***" has the meaning given to such term in Section 3.1(c).

"***Proposed Transfer***" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Stockholders (excluding any sale or other transfer of shares of Capital Stock pursuant to Section 3.1 (Drag-Along Right).

"***Proposed Transfer Notice***" means written notice from a Stockholder setting forth the terms and conditions of a Proposed Transfer.

"***Prospective Transferee***" means any Person to whom a Stockholder proposes to make a Proposed Transfer.

"***Right of First Refusal***" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

"***Sale of the Company***" has the meaning given to such term in Section 3.1(a).

"***SEC***" means the Securities and Exchange Commission.

"**Second Amended and Restated Certificate**" means the Second Amended and Restated Certificate of Incorporation of the Company filed with the Delaware Secretary of State (which filing will be submitted by the Company in either September 2022 or October 2022).

"**Second Amended and Restated Certificate Effective Date**" means the date the Amended and Restated Certificate of Incorporation is filed and effective pursuant to Section 103 of the Delaware General Corporation Law.

"**Secondary Notice**" means written notice from the Company notifying the Eligible Stockholders that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Transfer.

"**Secondary Refusal Right**" means the right, but not an obligation, of each Eligible Stockholder to purchase up to such Eligible Stockholder's pro rata portion (based upon (a) in the case of a Proposed Transfer of Voting Capital Stock, the total number of shares of Voting Capital Stock then held by all Eligible Stockholders on an as-converted basis and (b) in the case of a Proposed Transfer of Non-Voting Capital Stock, the total number of shares of Capital Stock then held by all Eligible Stockholders on an as-converted basis) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Seed Round Investor(s)**" means, as the context may require:

      (a)   (i) the Persons who/that acquired their shares in the Company's "seed round" and (ii) as applicable, any and all of such Persons' respective successor(s) or permitted assignee(s) in accordance with the Existing Stockholder Agreement;

      (b)   each Person to whom the rights of any Person(s) referenced in the foregoing clause (a) are assigned after the Effective Date pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10) and/or Section 10.10, as the case may be; and/or

      (c)   any one of them.

Such Persons referenced in the foregoing clause (a)(i) of this definition of "Seed Round Investor(s)" acquired convertible securities in 2012 and 2013 and the indebtedness evidenced by such securities was converted into voting common shares of the Company in late 2013 and early 2014. As of the Effective Date: (x) the Seed Round Investors hold shares of the Class A Common Stock; (y) the total number of issued and outstanding shares of the Class A Common Stock held by the Seed Round Investors as of the Effective Date is 1,504,601 shares of Class A Common Stock and all of such Seed Round Investors are Existing Stockholders. The Seed Round Investors were referred to and known as the "Common Investors" under the Existing Stockholder Agreement and are now referred to and known as the Seed Round Investors under this Agreement.

"**Selling Stockholders**" has the meaning given to such term in Section 3.1(b).

"**Series A Investors**" means, as the context may require:

      (a)   (i) the Persons who/that acquired shares of the Series A Preferred Stock pursuant to the Company's Series A Preferred Stock financing at one or more closings for such financing

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occurring between (and including) the initial closing date of October 6, 2014 and the final closing date of February 14, 2018, and (ii) as applicable, any and all of such Persons' respective successor(s) or permitted assignee(s) in accordance with the Existing Stockholder Agreement;

(b)   each Person to whom the rights of any Person(s) referenced in the foregoing clause (a) are assigned after the Effective Date pursuant to <u>Section 2</u> (subject to compliance with all applicable requirements of <u>Section 2</u> and <u>Section 10.10)</u> and/or <u>Section 10.10</u>, as the case may be; and/or

(c)   any one of them.

As of the Effective Date: (x) the total number of issued and outstanding shares of the Series A Preferred Stock held by the Series A Investors is 2,021,850 shares of Series A Preferred Stock; (y) certain Series A Investors hold shares of Class A Common Stock (as of the Effective Date, 48,660 shares of Class A Common Stock in the aggregate for all such Series A Investors), acquired in September/October 2019 upon exercise of certain "Early Investor Warrants" issued as part of the Company's Series A Preferred Stock financing; and (z) all of such Series A Investors are Existing Stockholders.

"***Series A Preferred Stock***" means collectively, all shares of the Company's Series A Preferred Stock, par value $0.001 per share.

"***Series B Investor(s)***" means, as the context may require:

(a)   (i) the Persons who/that acquired shares of the Series B Non-Voting Preferred Stock pursuant to any one or more of (A) the first and only closing of the Company's Rule 506(c) offering of its Series B Non-Voting Preferred Stock that occurred in May 2018, (B) closings of the Company's Rule 506(b) offering of its Series B Non-Voting Preferred Stock and certain Class B Non-Voting Common Stock warrants that occurred in April 2020 prior to commencement of the Initial Crowdfunding Offering, and/or (C) the closing of the Company's Rule 506(b) offering of its Series B Non-Voting Preferred Stock that occurred May 31, 2022, and (ii) as applicable, any and all of such Persons' respective successor(s) or permitted assignee(s) in accordance with the Existing Stockholder Agreement;

(b)   each Person to whom the rights of any Person(s) referenced in the foregoing clause (a) are assigned after the Effective Date pursuant to <u>Section 2</u> (subject to compliance with all applicable requirements of <u>Section 2</u> and <u>Section 10.10)</u> and/or <u>Section 10.10</u>, as the case may be; and/or

(c)   any one of them.

As of the Effective Date: (x) the total number of issued and outstanding shares of the Series B Non-Voting Preferred Stock held by the Series B Investors is 626,014 shares of Series B Non-Voting Preferred Stock; (y) certain Series B Investors hold warrants to acquire shares of the Class B Non-Voting Common Stock (up to a total of 480,000 shares of the Class B Non-Voting Common Stock are reserved for such warrants as of the Effective Date) as part of the Company's Rule 506(b) offering that occurred in April 2020 prior to commencement of the Initial Crowdfunding Offering; and (z) all of such Series B Investors are Existing Stockholders.

"***Series B Non-Voting Preferred Stock***" means collectively, all shares of the Company's Series B Non-Voting Preferred Stock, par value $0.001 per share.

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"**_Series CF Non-Voting Preferred Stock_**" means collectively, all shares of the Company's Series CF Non-Voting Preferred Stock, par value $0.001 per share.

"**_Shares_**" has the meaning given to such term in Section 3.1(a).

"**_Stock Sale_**" has the meaning given to such term in Section 3.1(a).

"**_Stockholders_**" means the IX Power LLC, the Investors, the Additional Stockholders and/or any one of them, as the context may require.

"**_Stockholders Schedule_**" means the schedule of the Stockholders maintained by the Company, to include the notice information for each Stockholder in accordance with Section 10.6 and the outstanding shares of Capital Stock, and where applicable Options and Convertible Securities, held by each Stockholder. At any time that the Company retains a third-party stock transfer agent, the Stockholders Schedule may be prepared by the Company utilizing the records established and maintained with the third-party stock transfer agent.

"**_Transfer Stock_**" means shares of Capital Stock owned or held by a Stockholder, or issued to a Stockholder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

"**_Undersubscription Notice_**" means written notice from an Eligible Stockholder notifying the Company and the selling Stockholder that such Eligible Stockholder intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

"**_Voting Capital Stock_**" means, with respect to a particular Stockholder and without duplication, (a) shares of Class A Common Stock and voting Preferred Stock held by such Stockholder (whether now outstanding or hereafter issued in any context), (b) shares of Class A Common Stock issued or issuable to such Stockholder upon conversion of voting Preferred Stock held by such Stockholder, and (c) shares of Class A Common Stock or voting Preferred Stock issued or issuable upon exercise or conversion, as applicable, of Options or Convertible Securities, in each case now owned or subsequently acquired by such Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon): (i) all shares of voting Preferred Stock shall be deemed to have been converted into Class A Common Stock at the then applicable conversion ratio and (ii) the term "Stockholder," as the case may be, shall mean and include such Stockholder's respective successors and permitted transferees or assigns. As of the Effective Date, the voting Preferred Stock of the Company is the Series A Preferred Stock.

    2.   **AGREEMENT AMONG THE COMPANY AND THE STOCKHOLDERS WITH RESPECT TO FIRST REFUSAL RIGHTS.**

        2.1   Right of First Refusal.

            (a)   Grant. Subject to the terms of Section 2.3 below, each Stockholder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Stockholder may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

            (b)   Notice. Each Stockholder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company for receipt by the Company not later than fifty (50) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain (i) the identity of the Stockholder proposing to make the Proposed Transfer and the email address and address of such Stockholder for notices to be given to such Stockholder by the Company and/or Eligible Stockholders in accordance with this Section 2 (the email address and address so provided in the Proposed Transfer Notice shall permit the giving of notices by the Company and/or any one or more Eligible Stockholders, as applicable, in a manner contemplated by Section 10.6 of this Agreement) and (ii) the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this Section 2.1, the Company must deliver a Company Notice to the selling Stockholder within fifteen (15) days after the Company's receipt of the Proposed Transfer Notice.

(c)   Grant of Secondary Refusal Right to Eligible Stockholders. Subject to the terms of Section 2.3 below, each Stockholder hereby unconditionally and irrevocably grants to the each Eligible Stockholder a Secondary Refusal Right to purchase all or any portion of Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the selling Stockholder and to each Eligible Stockholder to that effect no later than fifteen (15) days after the Company's receipt of the Proposed Transfer Notice. Any such notice delivered by the Company to an Eligible Stockholder will be accompanied by the Proposed Transfer Notice delivered by the selling Stockholder to the Company pursuant to Section 2.1(b) above. To exercise its Secondary Refusal Right, an Eligible Stockholder must deliver an Eligible Stockholder Notice to the selling Stockholder and the Company within fifteen (15) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)   Undersubscription of Transfer Stock. If rights to purchase pursuant to this Section 2.1 have not been exercised by the Company and the Eligible Stockholders with respect to all of the Transfer Stock by the end of the 15-day period specified in the last sentence of Section 2.1(c) (the "***Eligible Stockholder Notice Period***"), then the Company shall, immediately after the expiration of the Eligible Stockholder Notice Period, send written notice (the "***Company Undersubscription Notice***") to those Eligible Stockholders who fully exercised their Secondary Refusal Right within the Eligible Stockholder Notice Period (the "***Exercising Eligible Stockholders***"). Each Exercising Eligible Stockholder shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Eligible Stockholder must deliver an Undersubscription Notice to the selling Stockholder and the Company within ten (10) days after receipt of the Company Undersubscription Notice. In the event there are two or more such Exercising Eligible Stockholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Eligible Stockholders pro rata based on the number of shares of Transfer Stock such Exercising Eligible Stockholders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Eligible Stockholder has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Eligible Stockholders, the Company shall immediately notify all of the Exercising Eligible Stockholders and the selling Stockholder of that fact.

(e)   Forfeiture of Rights. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Company and the Eligible Stockholders have agreed to purchase in the Company Notice, Eligible Stockholder Notices and Undersubscription Notices is less than the total number of shares of Transfer Stock that are subject to the Proposed Transfer, then the Company and the Eligible Stockholders shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Stockholder shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including without limitation the terms and restrictions set forth in Section 10.10 (including, without limitation, any requirements relating to securities laws); (ii) any future Proposed Transfer shall remain subject to the terms and conditions of this Agreement, including without limitation this Section 2; and (iii) such sale shall be consummated within fifty (50) days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such fifty (50) day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board and as set forth in the Company Notice. If the Company or any Eligible Stockholder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Eligible Stockholder may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Eligible Stockholders shall take place, and all payments from the Company and the Eligible Stockholders shall have been delivered to the selling Stockholder, no later than fifty (50) days after receipt of the Proposed Transfer Notice by the Company and the Eligible Stockholders. In addition, the closing of any purchase of Transfer Stock by an Eligible Stockholder pursuant to Section 2.1 shall comply with all applicable requirements of Section 10.10 (including, without limitation, any requirements relating to securities laws).

2.2   Effect of Failure to Comply.

(a)   Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   Violation of First Refusal Right. If any Stockholder becomes obligated to sell any Transfer Stock to the Company or any Eligible Stockholder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Eligible Stockholder may, at its option, in addition to all other remedies it may have, send to such Stockholder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Eligible Stockholder (or request that the Company effect such transfer in the name of the applicable Stockholder) on the Company's books or any certificate or certificates, instruments or book entry representing the Transfer Stock to be sold.

2.3   Exempt Transfers.

(a)   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2.1 shall not apply:

(i) in the case of IX Power LLC or an Investor that is an entity, upon a transfer by IX Power LLC or such Investor to its stockholders, members, partners or other equity holders;

(ii) to a repurchase of Transfer Stock from a Stockholder by the Company pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board;

(iii) in the case of an Investor who is a natural person, upon a transfer of Transfer Stock by such Investor made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to (I) his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Investor (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other Person approved by majority consent of the Board, or (II) any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Investor or any such family members;

(iv) in the case of Additional Stockholder who is a natural person, solely with respect to Transfer Stock held by such Additional Stockholder that was originally acquired pursuant to a Regulation Crowdfunding offering (that is, an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)), upon a transfer of such Transfer Stock by such Additional Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to (I) his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Additional Stockholder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other Person approved by majority consent of the Board, or (II) any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Additional Stockholder or any such family members; or

(v) in the case of an Additional Stockholder who is a natural person, with respect to Transfer Stock not subject to clause (iv) above, only if approved by majority consent of the Board, upon a transfer of such Transfer Stock by such Additional Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to any Person approved by majority consent of the Board;

provided that in the case of clauses (i), (iii), (iv) and (v), (A) the Stockholder shall deliver prior written notice to the Company of such transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement, (B) the transferee(s) shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as confirmation that each such transferee shall be bound by all the terms and conditions of this Agreement as a Stockholder (but only with respect to the securities so transferred to the relevant transferee), including without limitation the obligations of a Stockholder with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2, (C) such transfer of shares shall comply with all applicable requirements of Section 10.10 (including, without limitation, any requirements relating to securities laws), and (D) such transfer shall be made pursuant to a transaction in which there is no consideration actually paid for such transfer.

(b) Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2.1 shall not apply to the sale of any Transfer Stock (i) to the public in an offering pursuant to an effective registration statement under the Securities Act or

(ii) pursuant to either (A) the sale or exchange of all or substantially all of the assets of the Company (other than a sale or exchange to a subsidiary corporation of the Company or a sale or exchange effected for the purpose of reincorporating the Company in another jurisdiction) or (B) the merger or consolidation of the Company with or into another entity in which the stockholders of the Company immediately prior to such transaction shall own less than a majority of the voting securities or power of the surviving entity immediately subsequent to such transaction (other than a merger or consolidation effected for the purpose of reincorporating the Company in another jurisdiction).

2.4   Prohibited Transferees. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, no Stockholder shall transfer any Transfer Stock (including, without limitation, pursuant to an exempted transfer under Section 2.3) to (a) any Non-Qualified Person or (b) any customer, distributor or supplier of the Company, if the Board should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; *provided, however*, that the foregoing shall not prohibit a sale of shares of Capital Stock pursuant to Section 3.1 (Drag-Along Right).

2.5   Conflicts with Other Agreements or Bylaws. In the event of a conflict between this Agreement, on the one hand, and the Company's Bylaws or any written agreement (including, without limitation, a subscription agreement) between the Company and any Stockholder containing a preexisting right of first refusal, the terms of this Agreement will control and compliance with this Section 2 shall be deemed compliance with the Company's Bylaws or such other agreement(s).

3.   **VOTING AGREEMENTS.**

3.1   Drag-Along Right.

(a)   Definitions. A "***Sale of the Company***" shall mean either: (i) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the then outstanding voting power of the Company (a "***Stock Sale***"); or (ii) a Deemed Liquidation Event (as defined in the Certificate of Incorporation. The term "***Shares***" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Capital Stock now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(b)   Actions to be Taken. In the event that (x) (I) the holders of a majority of the outstanding shares of Voting Capital Stock (voting together as a single class) and (II) the holders of a majority of the outstanding shares of Class A Common Stock (voting together as a single class) (collectively, the "***Selling Stockholders***") and (y) the Board (to the extent required by applicable law), approve a Sale of the Company in writing, specifying that this Section 3.1 shall apply to such transaction, then each Stockholder and the Company hereby agrees:

(i)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Certificate of Incorporation required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Stockholders to the Person to whom the Selling Stockholders propose to sell their Shares, and, except as permitted in Section 3.1(c) below, on the same terms and conditions as the Selling Stockholders;

(iii)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Stockholders in order to carry out the terms and provision of this Section 3.1, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(v)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(vi)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3.1 includes any securities and due receipt thereof by any Stockholder would require under applicable law (A) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (B) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to Accredited Investors, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(vii)   in the event that the Selling Stockholders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (A) to consent to (I) the appointment of such Stockholder Representative, (II) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (III) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and such Stockholder Representative's related service as the representative of the Stockholders, and (B) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with such Stockholder Representative's service as the Stockholder Representative, absent fraud or willful misconduct.

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(c)   Exceptions. Notwithstanding the foregoing, no Stockholder will be required to comply with Section 3.1(b) above in connection with any proposed Sale of the Company (the "***Proposed Sale of the Company***") unless:

(i)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale of the Company are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including but not limited to representations and warranties that (A) the applicable Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the applicable Stockholder in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the applicable Stockholder have been duly executed by such Stockholder and delivered to the acquirer and are enforceable against such Stockholder in accordance with their respective terms and (D) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the applicable Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii)   no Stockholder shall be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale of the Company, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(iii)   the liability for indemnification, if any, of any Stockholder in the Proposed Sale of the Company and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale of the Company, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to the applicable Stockholder in connection with such Proposed Sale of the Company;

(iv)   liability shall be limited to the applicable Stockholder's applicable share (determined based on the respective proceeds payable to such Stockholder in connection with such Proposed Sale of the Company) of a negotiated aggregate indemnification amount that applies equally to all stockholders of the Company but that in no event exceeds the amount of consideration otherwise payable to the applicable Stockholder in connection with such Proposed Sale of the Company, except with respect to claims related to fraud by the applicable Stockholder, the liability for which need not be limited as to the applicable Stockholder;

(v)   upon the consummation of the Proposed Sale, each holder of capital stock of the Corporation will receive the same form and amount of consideration per share of capital stock as is received by other holders in respect of their shares of capital stock; *provided, however*, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Shares pursuant to this clause (v) includes any securities and due receipt thereof by a Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to a Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to Accredited Investors, the Company may cause to be paid to any Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been

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sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the relevant Shares; and

(vi)   subject to clause (v) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale of the Company, all holders of such capital stock will be given the same option; *provided, however*, that nothing in this Section 3.1(c)(vi) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.2   Voting Provisions Regarding Board of Directors.

(a)   Size of Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at the number of directors of the Company fixed from time to time by resolution of the Board in accordance with the Company's Bylaws. As of the date of this Agreement, the size of the Board is fixed at five (5) directors. For purposes of this Agreement, the term "*Shares*" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Capital Stock now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise. For clarity, pursuant to the Certificate of Incorporation, shares of Non-Voting Stock are not entitled to voting rights with respect to the election of directors and, accordingly, do not constitute "*Shares*" for purposes of this Agreement.

(b)   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(i)   Two individuals designated by IX Power LLC, which individuals shall be, as of the Effective Date, John R. (Grizz) Deal and Randall (Randy) Wilson;

(ii)   One individual designated by the holders of a majority of the outstanding shares of Class A Common Stock (voting together as a single class), which individual shall be, as of the Effective Date, Robert (Bob) Bednarz (replacing Robert Libutti);

(iii)   One individual designated by the holders of a majority of the outstanding shares of Series A Preferred Stock (voting together as a single class), which individual shall be, as of the Effective Date, Paul Gatzemeier; *provided, however*, that the rights of the holders of the Series A Preferred Stock to designate a director under this Section 3.2(b)(iii) shall immediately and automatically terminate on the first date after the Effective Date that the total number of shares of Series A Preferred Stock that are issued and outstanding represent less than 10.0% of the capital stock of the Company calculated on a fully-diluted basis; and

(iv)   One individual who is mutually acceptable to the other members of the Board, which individual shall be, as of the Effective Date, John Michael (Michael) Bell;

To the extent that any of clauses (i) through (iv) above shall not be applicable, by virtue of the express terms of such clauses or pursuant to Section 3.2(c) below, any member of the Board who would otherwise

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have been designated in accordance with the terms thereof shall instead be voted upon by all of the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

(c)   Failure to Designate a Board Member.

(i)   In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

(ii)   The Person(s) entitled to designate a director as provided in Section 3.2(b) shall use all reasonable efforts to ensure that any vacant position is filled as soon as practicable following the date the vacancy is created. If a vacancy remains unfilled for more than 20 consecutive days, then the vacancy may be filled by a majority of the directors then in office, although less than a quorum (or, if pursuant to applicable law, the vacancy must be filled by the Company's stockholders, then by the holders of a majority of all of the Capital Stock issued and outstanding at such time), until such time as the Person(s) entitled to designate the director and have designated a replacement director. If a vacancy remains unfilled for more than 60 consecutive days, or if a vacancy remains unfilled for more than 20 consecutive days on two separate occasions, then the rights of the Person(s) entitled to designate such director seat under Section 3.2(b) or Section 3.2(c)(i), as the case may be, shall be forfeited and waived and forthwith terminated.

(d)   Removal of Board Members.

(i)   Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(A)   no director elected pursuant to Section 3.2(b) or Section 3.2(c)(i) of this Agreement may be removed from office unless (I) such removal is directed or approved by the affirmative vote of the Person, or of the requisite holders of shares of stock, entitled under Section 3.2(b) to designate that director, *provided that* a director shall be removed by the Person(s) entitled to designate or approve such director if Section 3.2(d)(ii) applies; or (II) the Person(s) originally entitled to designate or approve such director (or occupy such Board seat) pursuant to Section 3.2(b) is no longer so entitled to designate or approve such director (or occupy such Board seat);

(B)   subject to Section 3.2(c)(i) above, any vacancies created by the resignation, removal or death of a director elected pursuant to Section 3.2(b) or Section 3.2(c)(i) shall be filled pursuant to the provisions of this Section 3.2.

(C)   upon the request of any of the Person(s) entitled to designate a director as provided in Section 3.2(b) or Section 3.2(c)(i) to remove such director, such director shall be removed.

(ii)   Each of the Stockholders entitled to designate or approve a director as provided in Section 3.2(b) or Section 3(b) hereby agrees that it will remove the relevant director if:

(A)   such director engages in conduct involving fraud, embezzlement, or misappropriation with respect to the Company or its assets or properties;

(B)   if such director engages in conduct involving such director's breach of fiduciary duty against the Company which is injurious to the Company;

(C)   if such director engages in conduct involving willful misconduct or gross negligence which is injurious to the Company;

(D)   any conviction of such director, or the entering of a plea of guilty or nolo contendere by such director to, a crime that constitutes a felony or that involves moral turpitude, or any willful or material violation by such director of any federal, state or foreign securities laws; or

(E)   any conviction of any other criminal act or act of material dishonesty, disloyalty or misconduct by such director that has any material adverse effect on the property, operations, business or reputation of the Company.

(iii)   All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

(e)   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

(f)   No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (each, a "*Disqualification Event*"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "*Disqualified Designee*". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

3.3   Remedies.

(a)   Covenants of the Company. The Company agrees to use its reasonable best efforts, within the requirements of applicable law, to ensure that the rights granted under this Section 3 are effective and that the parties enjoy the benefits of this Section 3. Such actions include,

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without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Section 3.

(b)   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Section 3 are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Section 3, and to specific enforcement of the terms and provisions of this Section 3 in any action instituted in any court of the United States or any state having subject matter jurisdiction.

(c)   Remedies Cumulative. All remedies, either under this Section 3.2 or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.   **CONFIDENTIALITY.**   Each Stockholder agrees that such Stockholder will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any trade secret or other confidential information obtained from the Company (including by the Company's agents or representatives) or its partners, distributors, licensees, suppliers and customers pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach by such Stockholder of this Section 4 or any other confidentiality agreement to which such Stockholder is a party or of which such Stockholder has knowledge), or (b) is or has been made known or disclosed to the Stockholder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided, however*, that a Stockholder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Stockholder in the ordinary course of business, provided that such Stockholder (A) informs each such Person that such information is confidential and directs such Person to maintain the confidentiality of such information and (B) shall be responsible for any breach of the provisions of this Section 4 by any such Person(s); or (iii) as may otherwise be required by law, provided that the Stockholder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure. The obligations of each Stockholder under this Section 4 shall survive the execution and delivery of this Agreement and shall not be affected by termination of this Agreement or any sale, transfer or other assignment of any Capital Stock.

5.   **LOCK UP.**

(a)   Agreement to Lock-Up. Each Stockholder hereby agrees that, if requested by the Company or any underwriter of shares of Capital Stock (or other securities of the Company), such Stockholder shall not sell or otherwise transfer or dispose of, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of Capital Stock or other equity securities of the Company (other than pursuant to such registration) during (i) in the case of the Company's initial public offering of the Company's Capital Stock (the "***IPO***"), the one hundred eighty (180) day period following the effective date of the registration statement for such IPO, and (b) in the case of all subsequent registrations of the Company's Capital Stock, the ninety (90) day period following the effective date of the registration statement for such subsequent registration. The obligations described in this Section 5(a) shall not apply to a registration on Form S-4 or Form S-8 or similar forms which may be promulgated in the future.

(b)   Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Stockholder (and transferees and assignees thereof) until the end of the applicable period.

6.   **ADDITIONAL RIGHTS - SERIES A INVESTORS.**

(a)   Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office, for so long as the holders of the Series A Preferred have the right to designate a director pursuant to Section 3.2(b)(iii), the Board shall meet at least quarterly in accordance with an agreed-upon schedule.

(b)   Financial Information. The Series A Investors acknowledge and agree that the Series A Investors have access to the financial information provided by the Company in its publicly available Regulation Crowdfunding filings, including annual financial statements, as of the Effective Date and, thereafter, for so long as the Company is and remains subject to such financial reporting requirements of Regulation Crowdfunding. As expanded information and inspection rights, the Company shall deliver to each Series A Investor, *provided* that the Board has not reasonably determined that the Series A Investor has become a Non-Qualified Person and subject to such Series A Investor's obligations of confidentiality, such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as such Series A Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 6(b) to provide information (A) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (B) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel, the accountant-client privilege between the Company and its independent accountant(s), or any other applicable legal privilege.

Notwithstanding anything else in this Section 6(b) to the contrary, the Company may cease providing the information set forth in this Section 6(b) during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 6(b) shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

(c)   Termination of Covenants; Waiver. Without limitation of Section 8, the covenants set forth in this Section 6 shall terminate when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended. Further, notwithstanding anything herein to the contrary, any of the rights set forth in this Section 6 may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series A Preferred Stock then outstanding (voting together as a separate series, and on an as-converted basis).

7.   **ADDITIONAL RIGHTS - SERIES B INVESTORS.**

(a)   Financial Information. The Series B Investors acknowledge and agree that the Series B Investors have access to the financial information provided by the Company in its publicly available Regulation Crowdfunding filings, including annual financial statements, as of the Effective Date and, thereafter, for so long as the Company is and remains subject to such financial reporting requirements of Regulation Crowdfunding. As expanded information and inspection rights, the Company shall deliver to each Series B Investor, *provided* that the Board has not reasonably determined that the Series B Investor has become a Non-Qualified Person and subject to such Series B Investor's obligations of confidentiality, such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as such Series B Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 7(a) to provide information (A) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (B) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel, the accountant-client privilege between the Company and its independent accountant(s), or any other applicable legal privilege.

Notwithstanding anything else in this Section 7(a) to the contrary, the Company may cease providing the information set forth in this Section 7(a) during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 7(a) shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

(b)   Termination of Covenants; Waiver. Without limitation of Section 8, the covenants set forth in this Section 7 shall terminate when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended. Further, notwithstanding anything herein to the contrary, any of the rights set forth in this Section 7 may be waived on behalf of all holders of Series B Non-Voting Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series B Non-Voting Preferred Stock then outstanding (voting together as a separate series, and on an as-converted basis).

8.   **TERM.** This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) immediately prior to the consummation of the Company's first underwritten public offering of its Capital Stock under the Securities Act (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction), (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders, provided that the provisions of Sections 3.1 and 3.2 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Sections 3.1 and 3.2 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 10.9 below. Notwithstanding the foregoing, unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Stockholders under Section 5 shall survive a termination of this Agreement pursuant to clause (a) of this Section 8.

9.   **LEGEND.** Each certificate, instrument or book entry representing shares of Capital Stock held by the Stockholders or issued to any permitted transferee in connection with a transfer permitted pursuant to the terms of this Agreement shall be endorsed with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDER AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION (AS AMENDED, RESTATED, REPLACED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE "STOCKHOLDER AGREEMENT"). COPIES OF THE STOCKHOLDER AGREEMENT MAY BE

OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION. BY ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THE STOCKHOLDER AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.

Each Stockholder with an existing certificate to be re-legended pursuant to this Section 9 agrees to cooperate with the Company to permit such re-legending, including returning to the Company Stockholder's original certificate to be re-legended. Upon receipt of any such original certificate, the Company will promptly re-legend such certificate and return it to the relevant Stockholder.

Each Stockholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 9 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

The parties to this Agreement do hereby further agree that the failure to cause shares of Capital Stock represented by certificates to bear the legend required by this Section 9 shall not affect the validity or enforcement of this Agreement.

10. **MISCELLANEOUS.**

10.1 Stock Split. All references to numbers of shares of a particular class or series of Capital Stock in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting such class or series of Capital Stock occurring after the date of this Agreement. For clarity, all share numbers and share price figures set forth in this Agreement as of the date of this Agreement reflect and take into account the forward stock split and reclassification effected as of May 16, 2018 and more fully described in the Second Amended and Restated Certificate.

10.2 Ownership. Each Stockholder represents and warrants that such Stockholder is the sole legal and beneficial owner of the shares of Capital Stock subject to this Agreement and that no other Person has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

10.3 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to this Agreement need not make explicit reference to the terms of this Agreement.

10.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Colorado and to the jurisdiction of the United States District Court for the District of Colorado for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Colorado or the United States District Court for the District of Colorado, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party will bear its own costs in respect of any disputes arising under this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Colorado or any court of the State of Colorado having subject matter jurisdiction.

10.5   WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.6   Notices.

(a)   Notices Generally.

(i)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (A) personal delivery to the party to be notified, (B) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (C) if both the party giving notice and the party receiving the notice are located within the United States, five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) if both the party giving notice and the party receiving the notice are located within the United States, one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt; otherwise, upon delivery, with written (including electronic) verification of receipt, if sent by internationally recognized overnight delivery service (e.g. FedEx), fully paid, specifying two or three day business delivery, as applicable.

(ii)   All notices and other communications given or made pursuant to this Agreement by any one or more of the Stockholders to the Company shall be sent to the Company at IX Power Clean Water, Inc., Attention: John R. (Grizz) Deal, CEO, 17301 West Colfax Ave, Suite 110, Golden, CO 80401 (physical address), or P.O. Box 16999, Golden, CO 80402 (mailing address), Grizz@IxWater.com, or to such email address or address as subsequently modified by written notice given in accordance with this Section 10.6.

(iii)   All notices or other communications given or made pursuant to Section 2 of this Agreement by the Company and/or any one or more Eligible Stockholders to a Stockholder proposing to make a Proposed Transfer (also referred to in this Agreement as the selling Stockholder) shall be sent to the selling Stockholder at the email address or address set forth in the Proposed Transfer Notice (requirements for such Proposed Transfer Notice are as set forth in Section 2.1(b)).

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(iv)   All notices and other communications given or made pursuant to this Agreement by the Company to any Stockholder (other than any notice or other communication to a selling Stockholder pursuant to Section 2 of this Agreement, which is subject to Section 10.6(iii) above) shall be sent to such Stockholder at the email address or address as is set forth in the Stockholders Schedule. A Stockholder may confirm or modify such Stockholder's email address or address by written notice to the Company given in accordance with this Section 10.6. At any time that the Company retains a third-party stock transfer agent, the Company may rely on the email address and address for a Stockholder as set forth in the record/account for such Stockholder established and maintained with the third-party stock transfer agent, and each Stockholder agrees to keep such record/account updated for such Stockholder's current email address and address.

(b)   Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the DGCL, as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address for such Stockholder in the Stockholder Schedule, as such electronic mail address may be updated from time to time by written notice to the Company, or as on the books and records of the Company (including, at any such time that the Company maintains a third-party stock transfer agent, the record/account for such Stockholder established and maintained with such third-party stock transfer agent).   To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address (and, at all times that the Company maintains a third-party stock transfer agent, ensure such Stockholder has a valid electronic mail address in such Stockholder's record/account established and maintained with such third-party stock transfer agent), and that failure to do so shall not affect the foregoing.

10.7   Entire Agreement; Effect on Prior Agreement. This Agreement (including the Exhibits and Schedules hereto and any consent of a holder of a community property interest now or hereafter delivered to the Company) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof. Upon the effectiveness of this Agreement, (a) the Existing Agreement shall be superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect, and (b) this Agreement shall be binding on all Existing Stockholders and their respective successors and permitted assigns, regardless of whether any or all of such parties, successors or assigns have entered into or otherwise approved or consented to this Agreement. The English language text of this Agreement shall prevail over any translations thereof.

10.8   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

10.9   Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6(c), Section 7(b) or Section 8 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the holders of a majority of the outstanding shares of Voting Capital Stock, voting together as a single class (and, in the case of shares of voting Preferred Stock, on an as-converted basis) and (c) and the holders of a majority of the outstanding shares of Class A Common Stock, voting together as a single class. Notwithstanding the foregoing:

(i)   (A) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and (B) any provision hereof that applies to the Investors as a separate class of stockholders may be waived on behalf of all of the Investors by the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Voting Capital Stock then held by the Investors; *provided, however,* that any such provision hereof may not be waived in any way which would adversely affect the rights of the Investors holding Non-Voting Capital Stock in a manner disproportionate to any adverse effect such waiver would have on the rights of the Investors holding Voting Capital Stock, without also the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Non-Voting Capital Stock then held by the Investors;

(ii)   with respect to any such amendment or modification that (A) will apply solely to the Investors as a separate class of stockholders and (B) either (i) expands the obligations of the Investors (as a separate class of stockholders) under this Agreement or (ii) negates or curtails any consent rights or other rights specifically allocated to the Investors (as a separate class of stockholders) under this Agreement, then such amendment or modification must also be approved by the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Voting Capital Stock then held by the Investors; *provided, however,* that any amendment or modification which would adversely affect the rights of the Investors holding Non-Voting Capital Stock in a manner disproportionate to any adverse effect such amendment or modification would have on the rights of the Investors holding Voting Capital Stock, without also the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Non-Voting Capital Stock then held by the Investors (for clarity, this clause (ii) does not apply to any amendment or modification that will apply to all of the "Stockholders," as defined in this Agreement, or to all of the holders of the outstanding shares of the Company's Common Stock (or any class of the Company's Common Stock), or to all of the holders of the outstanding shares of the Company's Capital Stock, as the case may be; nor does this clause (ii) apply to any amendment or modification that adds additional Investors as parties to this Agreement);

(iii)   (A) for so long as IX Power LLC holds any shares of Capital Stock, Section 3.2(b)(i) and the related provisions of Section 3.2(b) may not be amended, terminated or waived without the prior written consent of IX Power LLC, (B) Section 3.2(b)(ii) and the related provisions of Section 3.2(b) may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Class A Common Stock, (C) if and for so long as the holders of the Series A Preferred Stock have the right to designate a director pursuant to Section 3.2(b)(iii), Section 3.2(b)(iii) and the related provisions of Section 3.2(b) may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock; and (D) for so long as any shares of Series A Preferred Stock are outstanding, Section 6 may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock (except a termination in accordance with Section 6 or Section 8) without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock; and (E) for so long as any shares of Series B Non-Voting Preferred Stock are outstanding, Section 7 may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series B Non-Voting Preferred Stock (except a termination in accordance with Section 7 or Section 8);

(iv)   The Stockholder Schedules may be amended by the Company and/or its third-party stock transfer agent at any time and from time to time, without the consent of any of the Stockholders, (A) to reflect subsequent investors, stockholders, or successors or transferees, who become parties to this Agreement or otherwise bound by this Agreement in accordance with this Agreement, and/or (B) to reflect modifications to a Stockholders's notice information given in accordance with Section 10.6; and

(v)   Any amendment, modification, termination or waiver effected in accordance with this Section 10.9 shall be binding upon the Company and each Stockholder (including each Investor and each Additional Stockholder) and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver; provided that failure to deliver such notice shall not affect the validity or binding effect of the amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

10.10   Assignment of Rights.

(a)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)   Any successor or permitted assignee of any Stockholder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company, as a condition to any transfer or assignment, a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) pursuant to which such successor or permitted assignee shall confirm his, her or its agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee. In addition, the Company shall have the right to condition any such transfer or assignment (including without limitation any transfer, assignment or other disposition of Transfer Stock) upon the requirement that the selling Stockholder provide the Company with written assurances (including legal opinions), in form and substance satisfactory to the Company, that (i) the proposed disposition does not require registration of the applicable Company securities under the Securities Act and/or (ii) all appropriate action necessary for compliance with the registration requirements of the Securities Act or any exemption from registration available under the Securities Act (including Rule 144) has been taken.

(c)   The Company shall not permit the transfer or assignment of any shares of Capital Stock subject to this Agreement on its books or issue a new certificate representing any such shares unless the transferee or assignee shall have complied with the terms of this Section 10.10. Any proposed transfer of rights under this Agreement not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company.

(d)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

10.11   Severability.   In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

10.12   Governing Law.   This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of Colorado without regard to conflict of law principles that would result in the application of any law other than the law of the State of Colorado.

10.13   Titles and Subtitles.   The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.14   Counterparts; Facsimile; PDF.   This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or email transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile or email signature page were an original thereof.   In accordance with the Uniform Electronic Transactions Act (UETA) and the Electronic Signatures in Global and National Commerce Act, or E-Sign, and other applicable local or state legislation regarding Electronic Signatures and Transactions, the parties do hereby expressly authorize and agree to the use of electronic signatures as an additional method of signing and/or initialing this Agreement. The parties hereby agree that any party may sign electronically by utilizing an electronic signature service.

10.15   Specific Performance.   In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each of the parties hereto shall be entitled to specific performance of the agreements and obligations of the other parties hereto and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

10.16   Additional Stockholders.

(a)   *StartEngine*. One of the conditions to the Company's issuance to StartEngine of the 31,368 shares of Class B Non-Voting Common Stock referenced in clause (b) of the definition of "Additional Stockholder(s)" in this Agreement is that StartEngine (as defined in such definition) becomes a party to the Company's stockholder agreement as in effect at the time of the issuance of such shares. This is the same requirement applicable to all purchasers of shares of the Class B Non-Voting Common Stock who/that acquired such shares in exchange for cash consideration pursuant to the Initial Crowdfunding Offering, all of which purchasers are Existing Stockholders. If such shares reserved for issuance to StartEngine have not been issued as of the Effective Date and so StartEngine is not an Existing Stockholder as of the Effective Date, then in connection with any issuance of such shares

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that may occur after the Effective Date StartEngine will become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement (and, if requested by the Company, a joinder agreement in form acceptable to the Company) and thereafter shall be deemed an Additional Stockholder for all purposes of this Agreement.

(b)   *Additional Crowdfunding Offerings*. In the event that after the Effective Date, the Company issues shares of Capital Stock (including shares of Series CF Non-Preferred Stock), or Options or Convertible Securities, pursuant to any one or more Additional Crowdfunding Offerings, the Company shall, as a condition to such issuance, cause each Person purchasing or otherwise acquiring such shares of Capital Stock, or Options or Convertible Securities, to execute a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder (or, in the case of Options or Convertible Securities, where applicable, require that execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company), as an Additional Stockholder be a requirement to and condition of the exercise of such Options or Convertible Securities), and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to an Additional Stockholder. Upon execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder, each such Person thereafter shall be deemed an Additional Stockholder for all purposes of this Agreement.

(c)   *Additional Non-Crowdfunding Financings*. In the event that after the Effective Date, the Company issues shares of Capital Stock, or Options or Convertible Securities, pursuant to any one or more Non-Crowdfunding Financings, and the terms of the relevant Non-Crowdfunding Financing as approved by the Board require or contemplate that the Person(s) acquiring the Capital Stock, or Options or Convertible Securities, pursuant to the relevant Non-Crowdfunding Financing will become a party to otherwise bound by this Agreement as either an Additional Investor or an Additional Stockholder, then the Company shall, as a condition to such issuance, cause each Person purchasing or otherwise acquiring such shares of Capital Stock, or Options or Convertible Securities, to execute a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as either an Additional Investor or an Additional Stockholder, as applicable (or, in the case of Options or Convertible Securities, where applicable, require that execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as either an Additional Investor or an Additional Stockholder, as the case may be, be a requirement to and condition of the exercise of such Options or Convertible Securities), and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to either an Additional Investor or an Additional Stockholder, as the case may be. Whether or not specifically required by this Section 10.6(c): (i) upon execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Investor, each such Person thereafter shall be deemed either an Additional Investor for all purposes of this Agreement; and (ii) upon execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder, each such Person thereafter shall be deemed either an Additional Stockholder for all purposes of this Agreement.

(d)   *Other Issuances*. In the event that (i) after the Effective Date, the Company issues shares of Capital Stock, or Options or Convertible Securities, to any employee, consultant or other Person, which shares Options or Convertible Securities would collectively constitute with respect to such employee, consultant or other Person (taking into account all shares of Capital Stock, Options and Convertible Securities held by such employee, consultant or other Person) one percent (1%) or more of the Company's then outstanding Capital Stock (treating for this purpose all shares of Capital Stock issuable upon exercise of or conversion of outstanding Options or Convertible Securities, as if exercised or converted), and (ii) none of subsection (a), (b) or (c) of this Section 10.16 apply to such issuance, the Company shall, as a condition to such issuance, cause such employee, consultant or other Person to execute a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder (or, in the case of Options or Convertible Securities, where applicable, require that execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder be a requirement to and condition of the exercise of any Options or Convertible Securities), and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to an Additional Stockholder. Whether or not specifically required by this Section 10.6(iv), upon execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder, each such Person thereafter shall be deemed an Additional Stockholder for all purposes of this Agreement.

(e) For clarity: (i) any Person who/that becomes a party to this Agreement or otherwise bound by this Agreement as an Additional Stockholder does not become, and is not entitled to, any of the rights or entitlements under this Agreement available to any Investor (whether as a Series A Investor, Series B Investor, Additional Investor and/or Investor); (ii) except as may be approved in writing by both the Company and the holders of a majority of the then outstanding shares of Series A Preferred Stock, any Person who/that becomes a party to this Agreement or otherwise bound by this Agreement as an Additional Investor does not become, and is not entitled to, any of the rights or entitlements under this Agreement available to the Series A Investors under Section 6; and (iii) except as may be approved in writing by both the Company and the holders of a majority of the then outstanding shares of Series B Non-Voting Preferred Stock, any Person who/that becomes a party to this Agreement or otherwise bound by this Agreement as an Additional Investor does not become, and is not entitled to, any of the rights or entitlements under this Agreement available to the Series B Investors under Section 7.

10.17   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

10.18   Aggregation of Stock. All shares of Capital Stock held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

10.19   Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorney's fees and costs.

10.20   Independent Counsel. Each Stockholder acknowledges that this Agreement has been prepared on behalf of the Company by Robinson Waters & O'Dorisio, P.C., counsel to the Company, and that Robinson Waters & O'Dorisio, P.C. does not represent, and is not acting on behalf of, any Stockholder. Each Stockholder has been provided with an opportunity to consult with such Stockholder's own counsel with respect to this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

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10.21   Stockholder Information and Inspection Rights. Except (a) as to the Series A Investors, the rights set forth in Section 6, subject to the terms and provisions of Section 6, (b) as to the Series B Investors, the rights set forth in Section 7, subject to the terms and provisions of Section 7, and (c) as to any Investor or certain Investors, rights set forth in any separate written agreement(s) entered into after the Effective Date between or among such Investor(s), on the one hand, and the Company (with approval of the Board, on the other hand, with respect to contractual information and/or inspection rights, this Agreement does not grant or entitle a Stockholder to any information or inspection rights beyond what is provided to stockholders under the DGCL and subject to information provided by the Company to the relevant Stockholders pursuant to the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements.

10.22   Reference and Effective Date.   The reference and effective date of this Agreement shall be the Effective Date, as defined in this Agreement, regardless of the date on which it is signed by the Company or any Stockholder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties executing this Agreement have executed this Third Amended and Restated Stockholder Agreement to be effective as of the Effective Date written above. Pursuant to Section 9.9 of the Existing Agreement, upon execution of this Agreement by the Company and the Specified Stockholders this Agreement is binding upon each of the Existing Stockholders and all of their respective successors and permitted assigns whether or not each such Existing Stockholder executes this Agreement.

COMPANY:

IX POWER CLEAN WATER, INC.

By: _____

Name: John R. (Grizz) Deal
Title: Chief Executive Officer

Date: _____10 October 2022_____

IX POWER LLC (also an EXISTING STOCKHOLDER):

IX POWER LLC

By: _____

Name: John R. (Grizz) Deal
Title: Manager

Date: _____10 October 2022_____

ADDITIONAL EXISTING STOCKHOLDERS:

See next pages.

IN WITNESS WHEREOF, the parties executing this Agreement have executed this Third Amended and Restated Stockholder Agreement to be effective as of the Effective Date written above. Pursuant to Section 9.9 of the Existing Agreement, upon execution of this Agreement by the Company and the Specified Stockholders this Agreement is binding upon each of the Existing Stockholders and all of their respective successors and permitted assigns whether or not each such Existing Stockholder executes this Agreement.

ADDITIONAL EXISTING STOCKHOLDERS:

The signatures of the Additional Existing Stockholders constituting the Specified Stockholders are on file with the Company.

EXHIBIT C
TO IX POWER CLEAN WATER, INC. FORM C-AR/A FILED 8 APRIL 2025

2023-2022 AUDITED FINANCIAL STATEMENTS AND INDEPENDENT
ACCOUNTANT'S REPORT FOR IX POWER CLEAN WATER, INC.

[See attached]

<u>**Note**</u>**:**
The Company's financial statements for the most recent fiscal year ending
December 31, 2024 are pending as of the date of filing of this Amended and
Restated Annual Report and are expected to be published no later than the
Regulation Crowdfunding annual report filing deadline at the end of April 2025.

IX Power Clean Water, Inc.
Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2023 and 2022

IX POWER CLEAN WATER, INC.

TABLE OF CONTENTS



To the Board of Directors of
IX Power Clean Water, Inc.
Golden, Colorado

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of IX Power Clean Water, Inc. (the "Company") which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company had limited liquid assets with $10,292 of cash as of December 31, 2023 relative to 2023 cash used in operations of $318,179 and current liabilities of $561,676 as of December 31, 2023. As of December 31, 2023, the Company has an accumulated deficit of $5,304,941, had incurred substantial net losses amounting to $513,714 and $617,569 for the years ended December 31, 2023 and 2022, respectively, generated negative cash flows from operating activities, and is in default on various debt obligations, including secured debts. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 12, 2025

IX Power Clean Water, Inc.
Balance Sheets
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets:		
Cash in banks	$ 10,292	$ 21,148
Accounts receivable	6,520	-
Due from related party	71,741	73,511
Inventory	-	140,629
Total Current Assets	88,553	235,288
Non-Current Assets:		
Deposit	7,893	7,893
Property and equipment, net	3,434	6,645
Intangibles	65,000	65,000
Operating right-of-use assets, net	152,973	212,034
Total Non-Current Assets	229,300	291,572
TOTAL ASSETS	$ 317,853	$ 526,860
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 194,370	$ 172,008
Accrued expenses	41,029	21,848
Accrued interest payable	9,569	4,705
Due to related parties	127,000	46,000
Notes payable, related party	121,599	121,599
Operating lease liability, current portion	68,109	52,804
Total Current Liabilities	561,676	418,964
Noncurrent Liabilities:		
Operating lease liability, net of current portion	96,332	158,890
Total Noncurrent Liabilities	96,332	158,890
Total Liabilities	658,008	577,854
Stockholders' Equity/(Deficit):		
Series B Non-Voting Preferred Stock, $0.001 par, 626,014 shares authorized as of both December 31, 2023 and 2022, 626,014 shares issued and outstanding as of both December 31, 2023 and 2022, liquidation preference of $782,518 as of both December 31, 2023 and 2022	626	626
Series A Preferred Stock, $0.001 par, 2,021,850 shares authorized, issued and outstanding as of both December 31, 2023 and 2022, liquidation preference of $1,515,523 as of both December 31, 2023 and 2022	2,022	2,022
Series CF Non-Voting Preferred Stock, $0.001 par, 2,200,000 shares authorized as of both December 31, 2023 and 2022, 151,844 and 37,499 issued and outstanding as of December 31, 2023 and 2022, respectively, liquidation preference of $379,610 and $93,748 as of December 31, 2023 and 2022, respectively	151	37
Class A Common Stock, $0.001 par, 11,000,000 shares authorized, 8,366,699 shares issued and outstanding as of December 31, 2023 and 2022	8,367	8,367
Class B Non-Voting Common Stock, $0.001 par, 6,666,014 shares authorized as of both December 31, 2023 and 2022, 1,672,899 shares issued and outstanding as of both December 31, 2023 and 2022	1,674	1,674
Additional paid-in capital	4,951,946	4,727,507
Accumulated deficit	(5,304,941)	(4,791,227)
Total Stockholders' Equity/(Deficit)	(340,155)	(50,994)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 317,853	$ 526,860

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

IX Power Clean Water, Inc.
Statements of Operations
For the years ended December 31, 2023 and 2022

	2023	2022
Net revenues	$ 100,000	$ -
Costs of net revenues	85,017	-
Costs of net revenues, loss on inventory obsolescence	82,873	-
Gross profit/(loss)	(67,890)	-
Operating Expenses:		
General and administrative	183,945	232,975
Advertising and marketing	187,940	277,248
Research and development	58,410	91,603
Total Operating Expenses	430,295	601,826
Loss from Operations	(498,185)	(601,826)
Other Income (Expense):		
Other income	-	21
Interest expense	(15,529)	(15,764)
Total Other Income (Expense)	(15,529)	(15,743)
Net Loss	$ (513,714)	$ (617,569)

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

IX Power Clean Water, Inc.
Statements of Changes in Stockholders' Equity/(Deficit)
For the years ended December 31, 2023 and 2022

	Series B Preferred Stock		Series A Preferred Stock		Series CF Preferred Stock		Class A Common Stock		Class B Common Stock				
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at December 31, 2021	528,067	$ 528	2,021,850	$ 2,022	-	$ -	8,366,699	$ 8,367	1,471,329	$ 1,472	$ 4,370,306	$ (4,173,658)	$ 209,037
Regulation CF offering	-	-	-	-	37,499	37	-	-	201,570	202	323,444	-	323,683
Conversion of bridge loans payable	92,435	92	-	-	-	-	-	-	-	-	115,452	-	115,544
Conversion of due to related party	5,512	6	-	-	-	-	-	-	-	-	6,884	-	6,890
Offering costs	-	-	-	-	-	-	-	-	-	-	(88,579)	-	(88,579)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(617,569)	(617,569)
Balance at December 31, 2022	626,014	626	2,021,850	2,022	37,499	37	8,366,699	8,367	1,672,899	1,674	4,727,507	(4,791,227)	(50,994)
Regulation CF offering	-	-	-	-	114,345	114	-	-	-	-	259,768	-	259,882
Offering costs	-	-	-	-	-	-	-	-	-	-	(35,329)	-	(35,329)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(513,714)	(513,714)
Balance at December 31, 2023	626,014	$ 626	2,021,850	$ 2,022	151,844	$ 151	8,366,699	$ 8,367	1,672,899	$ 1,674	$ 4,951,946	$ (5,304,941)	$ (340,155)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

IX Power Clean Water, Inc.
Statements of Cash Flows
For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows From Operating Activities		
Net loss	$ (513,714)	$ (617,569)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Depreciation	3,211	2,668
Costs of net revenues, loss on inventory obsolescence	82,873	-
Gain on forgiveness of debt	-	(7)
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(6,520)	-
(Increase)/decrease in inventories	57,756	(57,756)
(Increase)/decrease in operating right-of-use assets	59,061	(214,299)
Increase/(decrease) in operating lease liabilities	(47,253)	211,694
Increase/(decrease) in accounts payable	22,362	47,652
Increase/(decrease) in accrued expenses	19,181	11,841
Increase/(decrease) in interest payable	4,864	(1,018)
Net Cash Used In Operating Activities	(318,179)	(616,794)
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(3,902)
Repayments from (advances to) related parties	1,770	(30,571)
Net Cash Used in Investing Activities	1,770	(34,473)
Cash Flows From Financing Activities		
Proceeds from issuance of stock	259,882	416,316
Repayments on due to related parties	(24,000)	-
Proceeds from due to related parties	105,000	29,302
Repayment on notes payable	-	(6,401)
Offering costs	(35,329)	(88,579)
Net Cash Provided By Financing Activities	305,553	350,638
Net change in cash in banks	(10,856)	(300,629)
Cash in banks at beginning of period	21,148	321,777
Cash in banks at end of period	$ 10,292	$ 21,148
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 11,901
Cash paid for operating lease liabilities	$ 54,868	$ 69,282
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of bridge loans payable into Series B preferred stock	$ -	$ 82,500
Conversion of due to related parties into Series B preferred stock	$ -	$ 4,975
Conversion of interest payable into Series B preferred stock	$ -	$ 34,966

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

IX Power Clean Water, Inc. (the "Company"), is a corporation formed on September 17, 2014 under the laws of Delaware. The Company was originally incorporated as a New Mexico corporation on June 25, 2012. On September 26, 2014, IX Power Clean Water, Inc., a New Mexico corporation, was merged into and with IX Power Clean Water, Inc., a Delaware corporation, with the Delaware corporation continuing in existence as the surviving entity. The Company was formed to integrate established engineering and recent technological innovations to provide baseload power and clean water for developing regions and emerging economies around the world.

As of the date of these financial statements, the Company has two separate operating units (divisions): IX Water Systems, a business division established to continue the Company's business of manufacturing and selling water treatment systems; and IX Water Reclamation, a recently created services business division. The Company has not formed a subsidiary or other legal entity for operation of such business divisions. Each of IX Water Systems and IX Water Reclamation is a division/business unit of the Company and so it is part of the Company. The IX Water Reclamation division is in development and does not yet have any operations to present in these financial statements or the Company's historical results and cash flows.

As of December 31, 2023, the Company has commenced planned principal operations but has not yet generated a significant level of revenue. The Company is anticipating to continuously increase its revenue in the next 5 years. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise capital. The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including right-of-use (ROU) asset and related lease liability, deferred income tax assets. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company's cash equivalents balances did not exceed federally insured limits.

The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Accounts receivables as of December 31, 2023 is related to revenue from a contract with customers.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. The inventory balances as of December 31, 2022 consisted of cost of materials, labor and overhead to produce sellable prototypes. No inventory was held as of December 31, 2023.

The Company regularly evaluates inventory for possible impairment and obsolescence, and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in cost of goods sold in the statements of operations.

The Company recorded loss on inventory obsolescence amounting to $82,873 for the year ended December 31, 2023 due to the Company's determination that a prototype unit was no longer viable for future sales in the current market. No loss was recorded for the year ended December 31, 2022.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 3 years for the remaining capitalized assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment as of December 31, 2023 and 2022 is as follows:

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

	2023		2022	
Computer equipment	$	5,729	$	5,729
Office Equipment		3,902		3,902
Less: accumulated depreciation		6,197		2,986
Property and equipment, net	$	3,434	$	6,645
Depreciation expense	$	3,211	$	2,668

Intangible Assets – Patent

Costs to acquire rights to a patent are capitalized and amortized over their expected economic useful lives. The Company determined that its patent has not yet commenced its period of economic benefit and therefore recorded no amortization expense for the years ended December 31, 2023 and 2022. Where the future benefits of the patent rights are unknown, costs are expensed as incurred. The Company reviews its patent assets for impairment annually and determined no impairment charge was necessary for the years ended December 31, 2023 and 2022.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity/(deficit).

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied its performance obligations to customers and collection is probable. ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue arrangements generally consist of a single performance obligation to transfer the promised goods and services. The Company recognizes revenue as goods are shipped to customers. Revenue for the years ended December 31, 2023 and 2022 was $100,000 and $0, respectively.

As of December 31, 2023 and 2022, outstanding accounts receivable are $6,520 and $0. There are no associated allowances for doubtful accounts established as of December 31, 2023 and 2022. The whole amount of accounts receivables as of December 31, 2023 is due from one customer only, representing a concentration of credit risk.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Costs of Net Revenues

Costs of net revenues amounting to $85,017 and $0 for the year ended December 31, 2023 and 2022, respectively, primarily consisted of product costs, labor costs, and overhead allocations. Additionally, the Company's inventory obsolescence write-off in 2023 of $82,873 was charged to costs of net revenues in accordance with ASC 420-10-S99-3.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $58,410 and $91,603 for the years ended December 31, 2023 and 2022, respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations, recognized on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

At the commencement date, the date at which the leased asset is available for use by the Company, leases are recognized by recording an ROU asset and a lease liability.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

After the commencement date, for an operating lease, the lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date) and the ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. Generally, each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Upon adoption of ASU 2016-02, the Company recognized lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842. This liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of the lease execution date.

The cumulative effect of the adoption of ASC 842 on Company's balance sheet as of January 1, 2022 is presented below:

	December 31, 2021	ASC 842 Adoption	January 1, 2022
Right-of-use assets	$ -	$ 271,106	$ 271,106
Other assets	618,527	-	618,527
Total Assets	618,527	271,106	889,633
Operating lease liability	-	271,106	271,106
Deferred rent	2,265	-	2,265
Other liabilities	407,225	-	407,225
Total Liabilities	409,490	271,106	680,596
Accumulated deficit	(4,173,658)	-	(4,173,658)
Other equity items	4,382,695	-	4,382,695
Total Stockholders' Equity/(Deficit)	209,037	-	209,037
Total Liabilities And Stockholders' Equity/(Deficit)	$ 618,527	$ 271,106	$ 889,633

The current impact of ASC 842 for the years ended December 31, 2023 and 2022 are disclosed in Note 8.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2023 and 2022, the Company had potential net deferred tax assets before valuation allowance of $1,222,618 and $1,119,693, respectively, resulting from its net operating loss carryforwards and other book-to-tax differences. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2023, no history of generating taxable income, and unknowns to the allowability of historical losses since it is delinquent in filing its historic tax returns. Therefore, valuation allowances of $1,222,618 and $1,119,693 were recorded as of December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 24.7%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company estimates it potentially has net operating loss carryforwards available to offset future taxable income in the amounts of $4,948,792 and $4,536,242, respectively, which potentially may be carried forward and will begin to expire in 2033 in varying amounts if allowed after filing delinquent tax returns.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction. No tax returns have been filed to date, and therefore the Company is subject to an indeterminate amount of penalties and interest related to the delinquent filing of all historic tax returns.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. The Company had limited liquid assets with $10,292 of cash as of December 31, 2023 relative to 2023 cash used in operations of $318,179 and current liabilities of $561,676 as of December 31, 2023. As of December 31, 2023, the Company has an accumulated deficit of $5,304,941, had incurred substantial net losses amounting to $513,714 and $617,569 for the years ended December 31, 2023 and 2022, respectively, generated negative cash flows from operating activities, and is in default on various debt obligations, including secured debts. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

activities. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing. Management plans are to utilize funds raised in the equity funding under the additional Regulation Crowdfunding campaign (also referred to as Series CF Crowdfunding Offering 2) that is discussed in Note 9, produce revenues to support cash flow, extend maturities on existing debt obligations, and continue to cut and control costs as necessary to ensure the business is able to meet its obligations as they come due. The Company also will pursue its updated overall capital raising strategy discussed in Note 9, which contemplates seeking additional equity capital (separate from the Regulation Crowdfunding campaigns) and a credit facility (which may be a straightforward debt facility or a debt facility with equity). No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: DEBT

Notes Payable

In 2019, 2018, and 2017, the Company received loans from existing stockholders of the Company and certain non-stockholders persons related, affiliated, or personally known to existing stockholders of the Company for total principal of $379,500, $278,500, and $25,000, respectively. The loans were to mature on December 31, 2021 or upon the sale of the Company, whichever is earlier, and bear 4% interest per annum.

In April 2020, the Company and certain holders of promissory notes agreed, through limited private placement offering, to convert a portion of these notes payable and accrued interest as of the date of conversion amounting to $550,000 and $30,084, respectively, into 464,067 shares of series B non-voting preferred stock (see Note 5). The Company recognized $170,208 related to the fair value of warrants issued in extinguishment of these loans.

On January 12, 2022, the Company paid $18,302 applying $11,901 to accrued interest and the balance of $6,401 to the principal amount.

The outstanding principal balance as of December 31, 2023 and 2022 amounted to $121,599. Accrued interest payable on these notes as of December 31, 2023 and 2022 amounted to $9,569 and $4,705, respectively. Interest expense for the years ended December 31, 2023 and 2022 was $4,864 and $4,872, respectively.

As of December 31, 2023, the outstanding promissory note was in default. As discussed in Note 9, in 2024, the maturity was extended to December 31, 2025 with retroactive application to the then effective maturity date of December 31, 2023, nullifying the default.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Bridge Loans

In December 2019, the Company authorized a short-term non-convertible bridge loan facility, to be funded by existing stockholders of the Company and certain non-stockholder persons related, affiliated or personally known to existing stockholders of the Company, in the maximum aggregate principal amount of $125,000, which was reduced to $82,500 in 2020. The instruments matured on June 30, 2020 or upon the sale of the Company, whichever is earlier, and bear 18% interest per annum. As of December 31, 2020, these notes were in default. In 2021, the loan maturities were extended to June 30, 2021, and then to July 29, 2021, with retroactive application to the original maturity date nullifying the default. As of December 31, 2021, these notes were in default again as the reduced principal amount of $82,500 and accrued interest were still outstanding as of this date. In April 2022, the loan maturities were extended to May 31, 2022, with retroactive application to the original maturity date nullifying the default.

All these notes remained outstanding as of December 31, 2021 amounting to $82,500. All of the outstanding bridge loan indebtedness was satisfied in full effective May 31, 2022 pursuant to a negotiated conversion of such indebtedness into 92,435 shares of the Company's Series B Non-Voting Preferred Stock with an original issue price of $1.25 per share in a limited private placement offering that closed on May 31, 2022. The terms of such conversion included a negotiated interest accrual termination date of April 15, 2022, which date preceded the May 31, 2022 closing date for the limited private placement offering. The total principal and total accrued interest payable satisfied by such negotiated conversion of bridge loan indebtedness were $82,500 and $33,044, respectively. Interest expense of $4,095 was incurred on these loans during the years ended December 31, 2022. No principal or interest balance is outstanding as of December 31, 2023 and 2022.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Equity Structure

Upon incorporation, the Company authorized 2,846,077 shares of $0.001 par value common stock and 813,537 shares of $0.001 par value preferred stock. On May 16, 2018, the Company amended and restated its articles of incorporation (referred to under Delaware law as a certificate of incorporation) (the "First Amended Articles") to authorize additional share classes, to convert all outstanding common stock to Class A Common Stock, and to subject all outstanding common stock and preferred stock to an 8.2-for-1 stock split. All outstanding share and per-share amounts disclosed for all periods presented have been retroactively adjusted to reflect the effects of the stock split.

The First Amended Articles authorized a total of 11,000,000 shares of Class A Common Stock ($0.001 par); 6,000,000 shares of Class B Non-Voting Common Stock ($0.001 par); and 4,181,850 shares of Preferred Stock ($0.001 par). Pursuant to the First Amended Articles, the Company designated 2,021,850 shares of preferred stock as Series A Preferred Stock and 2,160,000 shares of preferred stock as Series B Non-Voting Preferred Stock.

On October 25, 2022, the Company further amended and restated its articles of incorporation (referred to under Delaware law as a certificate of incorporation) (the "Second Amended Articles") to, among other things, authorize an additional share class and adjust the number of authorized shares of certain existing share classes.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

The Second Amended Articles authorized a total of 11,000,000 shares of Class A Common Stock ($0.001 par); 6,666,014 shares of Class B Non-Voting Common Stock ($0.001 par); and 4,847,864 shares of Preferred Stock ($0.001 par). Pursuant to the Second Amended Articles, the Company has designated 2,021,850 shares of preferred stock as Series A Preferred Stock, 626,014 shares of preferred stock as Series B Non-Voting Preferred Stock, and 2,200,000 shares of preferred stock as Series CF Non-Voting Preferred Stock.

Preferred Stock

As of both December 31, 2023 and 2022, 2,021,850 shares of Series A Preferred Stock were issued and outstanding. As of both December 31, 2023 and 2022, 626,014 shares of Series B Non-Voting Preferred Stock were issued and outstanding. As of December 31, 2023 and 2022, 151,844 and 37,499 shares of Series CF Non-Voting Preferred Stock were issued and outstanding, respectively.

Series A Preferred Stockholders vote along with Class A Common Stockholders and have additional voting rights in certain circumstances, while Series B Non-Voting Preferred Stockholders and Series CF Non-Voting Preferred Stockholders do not have voting rights. The preferred stockholders have certain dividend preferences over common stockholders, an optional conversion right where the Series A Preferred Stock are convertible into Class A Common Stock at a dilution protected 1:1 rate and each of the Series B Non-Voting Preferred Stock and Series CF Non-Voting Preferred Stock are convertible into Class B Non-Voting Common Stock at a dilution protected 1:1 rate, and automatic conversion upon certain voting requirements or upon an initial public offering meeting certain criteria (as defined in the Second Amended Articles).

The Series CF Non-Voting Preferred Stock has a special dividend entitlement that is sourced and payable solely from specified revenues of the Company's recently created IX Water Reclamation business division at a rate of 5% of the gross cash revenues from this division. Such special dividend entitlement is subject to the additional terms, including a maximum payout amount of $0.625 per share (subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series CF Non Voting Preferred Stock) and early termination rights, as are specified in the Second Amended Articles.

With the exception of priority payment at the time of a liquidation event of certain unpaid amounts relating to the special dividend as described above for issued shares of the Series CF Non-Voting Preferred Stock, the Company's liquidation priorities are as follows: (i) the Series B Non-Voting Preferred Stockholders are entitled to a liquidation preference over Series A Preferred Stockholders, Series CF Non-Voting Preferred Stockholders and Common Stockholders of $1.25 per share, subject to dilution protections; (ii) the Series A Preferred Stockholders are entitled to a liquidation preference over Series CF Non-Voting Preferred Stockholders and Common Stockholders of $0.749512 per share, subject to dilution protections; (iii) the Series CF Non-Voting Preferred Stockholders are entitled to a liquidation preference over Common Stockholders of $2.50 per share, subject to dilution protections; (iv) any remaining assets are distributed ratably to common stockholders. The total liquidation preferences as of December 31, 2023 and 2022 amounted to $2,677,651 and $2,391,789, respectively.

In April 2020, the Company conducted a limited private placement offering for the primary purpose of implementing negotiated conversion of a substantial portion of indebtedness owed to existing

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

stockholders of the Company and certain non-stockholder persons related, affiliated, or personally known to existing stockholders of the Company.

Pursuant to such limited private placement offering:

(a) $550,000 of the principal amount of the notes payable described in Note 4, together with accrued and unpaid interest thereon, were converted to equity on April 10, 2020. The equity issued to holders of the debt so converted included (i) 464,067 shares of the Company's Series B Non-Voting Preferred Stock (equivalent to $580,084 based upon the $1.25 price per share of such Series B Non-Voting Preferred Stock) and (ii) warrants to acquire up to 440,000 shares of the Company's Class B Non-Voting Common Stock at an exercise price per share of $1.25 per share.

(b) On April 10, 2020, a warrant to acquire up to 40,000 shares of the Company's Class B Non-Voting Common Stock at an exercise price per share of $1.25 per share was issued to the first purchaser of the Company's Series B Non-Voting Preferred Stock (which purchase occurred in May 2018), in consideration of being the first purchaser of Series B Non-Voting Preferred Stock.

(c) $30,000 of existing accounts payable owed to one of the Company's legal providers was repaid by conversion into 24,000 shares of the Company's Series B Non-Voting Preferred Stock. This was a partial conversion of accounts payable balance. No warrant was issued as part of this debt conversion.

All such warrants are fully vested, have an exercise price of $1.25 per share, and expire on April 1, 2025.

In April 2022, the Company' Board of Directors and requisite stockholders approved a limited private placement offering reserving up to 100,000 unissued shares of Series B Non-Voting Preferred Stock with an original issue price of $1.25 per share, for the sole purpose of implementing negotiated conversion of certain indebtedness owed to existing stockholders of the Company (including existing stockholders/investors currently holding positions as directors and/or officers of the Company). The offering was completed on May 31, 2022, and the Company issued a total of 97,947 shares of Series B Non-Voting Preferred Stock as a result of the conversion of the then outstanding principal in the amount of $87,475 and accrued interest of $34,966.

In October 2022, the Company's Board of Directors and requisite stockholders approved the following: (1) 2,200,000 shares of a new non-voting preferred security designated the "Series CF Non-Voting Preferred Stock" with an original issue price of $2.50 per share and a special dividend entitlement, for use in additional crowdfunding campaigns as authorized by the Company's Board of Directors during the next three years, not to exceed $5 million total and permitting the Company to allocate and issue up to 220,000 shares of Series CF Non-Voting Preferred Stock (which is equivalent to 10% of the total number of legally authorized shares of Series CF Non-Voting Preferred Stock) on a combined basis for all such additional crowdfunding campaigns for funding portal equity compensation and any portal owners' bonus programs and/or other bonus/perk programs, which are a customary feature of equity crowdfunding campaigns, in each case as is approved by Company management (subject to any limitations or conditions imposed by the Company's Board of Directors,

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

if applicable); and (2) a first additional crowdfunding campaign for the newly authorized Series CF Non-Voting Preferred Stock with a maximum offering size of $2 million and an allocation of up to 10% "bonus shares" for such crowdfunding campaign. Such first additional crowdfunding campaign launched in November 2022 and, as discussed in Note 9, concluded on April 29, 2024 (subject to final funds reconciliations, which occurred after such date) and is referred to in these financial statements as the "Additional Crowdfunding Offering" or the "Series CF Crowdfunding Offering 1." During the year ended December 31, 2022, the Company received total gross proceeds of approximately $85,225 for the issuance of 37,499 shares of Series CF Non-Voting Preferred Stock (which includes "bonus shares"), and incurred total offering costs of $54,394, in connection with this Additional Crowdfunding Offering. As of December 31, 2022, $0 of the invested funds were held under escrow and recognized as escrow receivable in the balance sheet. As of December 31, 2022, the Company had received an additional $463 of distributed proceeds from Wefunder, the funding portal for the Additional Crowdfunding Offering, which proceeds related to subscriptions of ineligible subscribers in such offering and were returned to Wefunder in March 2023 (for Wefunder to then return to the applicable ineligible subscriber(s)) by deduction from a subsequent distribution of investment proceeds.

During the year ended December 31, 2023, the Company received total gross proceeds of approximately $259,882 for the issuance of 114,345 shares of Series CF Non-Voting Preferred Stock (which includes "bonus shares"), and incurred total offering costs of $35,329, in connection with this Additional Crowdfunding Offering. As of December 31, 2023, no invested funds were held under escrow.

As discussed in Note 9, the Additional Crowdfunding Offering concluded on April 29, 2024 with final funds reconciliations completed after such date.

Common Stock

As of both December 31, 2023 and 2022, 8,366,699 shares of Class A Common Stock were issued and outstanding. As of both December 31, 2023 and 2022, 1,672,899 shares of Class B Non-Voting Common Stock were issued and outstanding.

Class A Common Stock and the Class B Non-Voting Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters with the exception of voting rights, where Class B Non-Voting Common Stock do not have voting rights. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock set forth in the Second Amended Articles.

In 2020, the Company undertook an offering of its Class B Non-Voting Common Stock under Regulation Crowdfunding in the maximum offering amount of $1,070,000 and at a price of $1.25 per share, which was then increased to $2,000,000 in 2021 as approved by the Company's Board of Directors. This initial crowdfunding offering of the Company concluded in 2022. Following the fund reconciliations after the offering deadline in January 2022, the Company has issued a total of 1,672,899 shares of Class B Non-Voting Common Stock for $1,960,513 cash consideration in total. During the year ended December 31, 2022, the Company received total gross proceeds of $235,091 from this offering. The Company incurred total offering costs of $34,222 in connection with this offering during the year ended December 31, 2022. In addition, 31,368 shares of Class B Non-Voting Common Stock

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

(which is the number of shares equal to two percent (2%) of the $1,960,513 total amount of investments raised in the crowdfunding campaign) are issuable to StartEngine Capital, LLC, the intermediary/funding portal for the crowdfunding campaign, as compensation for services provided to, or for the benefit of, the Company in connection with the crowdfunding offering. Such 31,368 shares were reserved and unissued as of each of December 31, 2023 and 2022. As discussed in Note 9, these shares were issued in June 2024 and are outstanding as of the issuance of these financial statements.

Class B Common Stock Warrants

In April 2020, the Company granted 440,000 Class B Common Stock warrants in relation to the conversion of notes and interest payable and 40,000 Class B Common Stock warrants to the first purchaser of the Company's Series B Non-Voting Preferred Stock. The warrants issued are exercisable at $1.25 price per share, expire after five years in 2025, and are fully vested at the grant date.

During the years ended December 31, 2023 and 2022, no Class B Common Stock warrants were exercised, and all 480,000 warrants remained outstanding as of December 31, 2023 and 2022. The warrants have weighted average remaining term to expiration of 1.25 years as of December 31, 2023.

Stock Options

The Company has reserved 125,000 shares of Class B Non-Voting Common Stock for stock options or other equity compensation awards issuable to employees or directors of, or consultants or advisors to, the Company pursuant to one or more plans, agreements or other written arrangements not yet established.

NOTE 6: RELATED PARTY TRANSACTIONS

Due from Related Parties

During 2019, a company under common control paid certain expenses on the Company's behalf. The amount due to this related party as of December 31, 2019 was $19,596. This obligation bears no interest and is payable on demand. The balance was repaid in full in January 2020 and the Company advanced more than the expenses incurred to its related party in 2020-2023. As of December 31, 2023 and 2022, the Company had amounts due from this related party amounting to $58,922 and $60,692, respectively.

The Company previously incurred expenses that benefitted not only the Company but also its NGO, IX Power Foundation, Inc., an IRS designated 501(c)(3). Deborah Blackwell, a member of the Company's management team, serves as CEO of IX Power Foundation, Inc. The Company and IX Power Foundation have agreed that IX Power Foundation will reimburse the Company for a portion of such expenses, in the amount of $12,819. Such expense reimbursement is payable on demand and does not bear interest. $12,819 was due to the Company as of December 31, 2023 and 2022 under this arrangement.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Due to Related Parties

In 2020, the Company received advances from three officers or directors of the Company amounting to $63,975 for specific expenses and disbursements of the Company, such as application for a certification. These advances are non-interest bearing and are considered payable on demand. During 2021, the Company made cash payments amounting to $42,302. During 2022, the Company made cash payments amounting to $11,698. $4,975 of these advances, together with a negotiated accrued interest payable amount of $1,915, were satisfied in full effective in 2022 pursuant to a negotiated conversion of such indebtedness into 5,512 shares of the Company's Series B Non-Voting Preferred Stock with an original issue price of $1.25 per share in a limited private placement offering that closed on May 31, 2022. The outstanding balance amounted to $5,000 as of both December 31, 2023 and 2022, which does not bear interest and are considered payable on demand.

In November and December 2022, the Company received advances from existing stockholders of the Company, amounting to $41,000 for specific expenses and disbursements of the Company. The portion of $41,000 advanced by the existing stockholders who were also a director of the Company is $15,500 (increased from $5,000 to include a new director appointed in late October 2022). In 2023, the Company received additional advances from existing stockholders of the Company amounting to $105,000 for specific expenses and disbursements of the Company. Payments made during the year amounted to $24,000. The portion of $105,000 advanced by existing stockholders who were also a director of the Company is $50,000 and related payment made by the Company is $14,000. As of December 31, 2023 and 2022, the outstanding balance amounted to $122,000 and $41,000, respectively. These advances do not bear interest and are considered payable on demand.

Notes Payable to Related Parties

The notes payable outstanding as of December 31, 2023 and 2022 discussed in Note 4 were held by an officer and director of the Company. During 2023 and 2022 the Company made repayments of $0 and $6,401, respectively. As of December 31, 2023 and 2022, outstanding notes payable to related parties amounted to $121,599.

Bridge Loans to Related Parties

$15,000 of the bridge notes outstanding as of December 31, 2021 and converted to stock in 2022, as discussed in Note 4, were held by an officer and director of the Company.

Other Related Party Transactions

In 2013, the Company's founder, IX Power LLC, acquired rights and interest in a patent rights and entered into a Royalty-Sharing Agreement and Joint Invention Management Agreement (the "Joint Invention RSA"). From the Company's incorporation until July 2017, the Company was licensing the patent rights from IX Power LLC. In July 2017, IX Power LLC and the Company completed an outright assignment of the patent rights from IX Power LLC to the Company, and the Company assumed IX Power LLC's obligations under the Joint Invention RSA. The allocated patent expense paid by the Company amounted to $65,000, which was recorded by the Company as intangible asset. Certain of core technology is co-owned with third parties. The Company serves as the Managing Party under the Joint Invention RSA, with exclusive management rights and responsibilities for the Joint Invention, including with respect to patent prosecution and licensing. The Joint Invention RSA provides for royalty payments to the other owners in the event the Company generates direct sales

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

revenues or license revenues from water treatment systems developed based upon the Joint Invention, and certain associated reporting and accounting requirements for royalties that become due. While the Company intends to comply with its obligations under the Joint Invention RSA, an uncured breach by the Company of its obligations under the Joint Inventions RSA gives the other owners the right to remove the Company as Managing Party under the Joint Invention RSA or terminate the agreement. While the Company believes such removal or termination is unlikely, if either occurred, the Company would lose its exclusive right to control commercialization of the Joint Invention. If the agreement is terminated, the Company retains its ownership interest in the Joint Invention but any limitations on activities of the other co-owners of the Joint Invention (including those that may be competitive to the Company' business) are eliminated. Thus, a removal of the Company as Managing Party under the Joint Invention RSA or a termination of the Joint Invention RSA, if either were ever to occur, could harm the Company's business, financial condition, operations and cash flows. The Company is obliged to royalties of 2.5%-5% under the agreement.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Operating Lease

In April 2021, the Company entered into a 5-year lease agreement for a commercial space from June 2021 to May 2026. The agreement called for a security deposit of $7,892 and monthly payments of $5,233 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 3.4% (currently $2,389 per month) of the common area maintenance charges of the premises. The Company recognized an operating ROU asset and operating lease liability, both for $271,106, using the Company's incremental borrowing rate at 4% and remaining lease term of 4.42 years. As of December 31, 2023 and 2022, the carrying amount of the operating ROU asset was $152,973 and $212,034, net of accumulated amortization of $118,133 and $59,072, respectively, and the carrying amount of the operating lease liability was $164,441 and $211,694, net of unamortized interest of $8,159 and $15,775, respectively. As of December 31, 2023, the remaining term of this lease was 2.42 years.

For the years ended December 31, 2023 and 2022, rent expenses was $106,671 and $105,379, respectively.

The following is a schedule of operating lease liability as of December 31, 2023:

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

2024	$	73,335
2025		69,817
2026		29,448
Total undiscounted cash flows		172,600
Unamortized interest		(8,159)
Present value of operating lease liability	$	164,441
Operating lease liability, current	$	68,109
Operating lease liability, non-current		96,332
Present value of operating lease liability	$	164,441

Supplemental cash flow information related to leases for the year ended December 31, 2023 is as follows:

Cash paid for amounts included in the measurement of lease libility:
Operating cash flows for operating leases $ 54,868

NOTE 9: SUBSEQUENT EVENTS

Additional Crowdfunding Campaigns

The Additional Crowdfunding Offering (also referred to as the Series CF Crowdfunding Offering 1) described in Note 5 concluded on April 29, 2024, subject to final funds reconciliations to be provided by intermediary Wefunder to the Company. Such final funds reconciliations were completed after April 29, 2024 with the final closing occurring on May 28, 2024. The Company raised an additional $84,228 of gross proceeds under this offering in 2024 and issued an additional 37,060 shares of its Series CF Non-Voting Preferred Stock (which includes "bonus shares") in exchange for such $84,228 of gross proceeds. The final gross proceeds figure and total shares of Series CF Non-Voting Preferred Stock issued in exchange for such gross proceeds, as related to the Additional Crowdfunding Offering (also referred to as the Series CF Crowdfunding Offering 1), are $429,335 and 188,904 shares (including "bonus shares"), respectively.

As discussed in Note 5, the Company's on-going Series CF Non-Voting Preferred Stock has been authorized in sufficient number of shares for the Company to raise up to $5 million total, including the total amount raised in the Additional Crowdfunding Offering (also referred to as the Series CF Crowdfunding Offering 1) described in such Note 5 and in the foregoing paragraph of this Note 9. Based upon changes in market terms for equity crowdfunding campaigns since the October 2022 authorizations, including increases in equity compensation fees and allocations for bonus shares perks, Company management believes that the maximum amount to be raised under the current authorizations (i.e., without a requirement to obtain new voting shareholder approvals) is between $3.2 million and $3.5 million, and not $5 million.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

As of the date of the issuance of these financial statements, Company management and the Company's Board of Directors have authorized a second Regulation Crowdfunding offering utilizing the Series CF Non-Voting Preferred Stock, which is scheduled to launch as soon as practicable after the date of the issuance of these financial statements and no later than the end of February 2025. This additional offering will be hosted by the funding portal StartEngine Capital, LLC and is referred to as the Series CF Crowdfunding Offering 2. As of the date of the issuance of these financial statements, the planned initial maximum offering size of such offering is $2.75 million, but such offering size may be adjusted (increased or decreased) prior to the formal launch of such offering as determined by Company management in consultation with StartEngine.

Updated Overall Capital Raising Strategy

The Company's Board of Directors has authorized Company management to expand the overall capital raising strategy of the Company beyond crowdfunding, during 2025. Such authorizations include retaining a qualified investment banker or other qualified capital-raising services provider, to assist the Company with securing (i) approximately $2.5 million in equity capital via a private offering (separate, and in addition, to the proceeds raised in the crowdfunding campaigns described in the foregoing paragraphs of this Note 9) and (ii) an additional $10 million credit facility (which may be a straightforward debt facility or a debt facility with equity, and also could be increased in amount with supplemental Board authorization at the outset and/or as the Company grows) to fund customer builds and shorten delivery times from around 90 days to 30 to 45 days as well as provide an additional source of liquidity for working capital needs. The Company may retain such investment banker or other capital-raising services provider while the Series CF Crowdfunding Offering 2 is in process; however, any activities involving the offer or sale or securities will be deferred until after conclusion of the Series CF Crowdfunding Offering 2, including for compliance with applicable securities laws. The terms on which such additional capital may be secured, if secured, are unknown as of the date of the issuance of these financial statements.

Loan Extension

In April 2024, the maturity date on the note payable to a related party with a total outstanding principal of $121,599 described in Note 4 was extended to December 31, 2025 with retroactive application to the then effective maturity date of December 31, 2023, nullifying the default.

Due to Related Parties

As discussed in Note 6, the Company has received advances from existing stockholders of the Company for specific expenses and disbursements of the Company. In 2024 to the date of the issuance of these financial statements, the Company received additional advances from existing stockholders of the Company amounting to $128,000 for specific expenses and disbursements of the Company. Payments made during the year amounted to $12,500. The portion of $128,000 advanced by existing stockholders who were also a director of the Company is $32,500 and related payment made by the Company is $12,500. These advances are non-interest bearing and are considered payable on demand. As of the date of the issuance of these financial statements, the outstanding balance amounts to $237,500.

To facilitate the launch of the Series CF Crowdfunding Offering 2, since end of October 2024, the Company has incurred indebtedness pursuant to short-term promissory notes, including to existing

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

stockholders, for working capital purposes. The terms of such promissory notes include an interest rate of 16% and a scheduled maturity date of May 31, 2025. The Company may prepay the indebtedness of these notes in part or in full at any time, provided that, prepayment shall accrue at least three months of interest. Each note states that it shall be secured with Company assets as well as guaranteed personally by the Company CEO. As of the date of the issuance of these financial statements, the outstanding principal of this indebtedness amounts to $128,000. The Company anticipates it will continue to incur additional indebtedness on these terms after the date of the issuance of these financial statements, estimated at between $50,000 to $122,000 (principal amount, excluding interest), for maximum total indebtedness of $250,000 (principal amount, excluding interest), pending outcome of the Series CF Crowdfunding Offering 2 and timing of disbursements of capital raised pursuant to the Series CF Crowdfunding Offering 2.

Completion of Shares Issuance to StartEngine Capital, LLC

31,368 shares of Class B Non-Voting Common Stock (which is the number of shares equal to two percent (2%) of the $1,960,513 total amount of investments raised in the Company's initial crowdfunding campaign, discussed in Note 5) are issuable to StartEngine Capital, LLC, the intermediary/funding portal for the crowdfunding campaign, as compensation for services provided to, or for the benefit of, the Company in connection with the crowdfunding offering. Such 31,368 shares were reserved and unissued as of each of December 31, 2023 and 2022. The Company and StartEngine completed the documentation necessary for the issuance of such shares effective June 24, 2024. Accordingly, these shares are issued and outstanding as of the issuance of these financial statements.

Management's Evaluation

Management has evaluated subsequent events through February 12, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.